As filed with the U.S. Securities and Exchange Commission on May 6, 2011.
Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TOP SHIPS INC.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece +30 210 8128180		Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1223
(Address and telephone number of Registrant's principal executive offices)		(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1223 (telephone number) (212) 480-8421 (facsimile number)
Yvan-Claude Pierre, Esq.
Daniel I. Goldberg, Esq.
Andrew Ledbetter, Esq.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020
(212) 335-4500 (telephone number)
(212) 335-4501 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.01 per share	$115,000,000	$13,352
TOTAL	$115,000,000	$13,352

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act.
(2)	Includes shares of common stock that the underwriter has the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS                                             SUBJECT TO COMPLETION, DATED MAY 6, 2011

TOP SHIPS, INC.

$100,000,000 of Shares of Common Stock

We are offering $100,000,000 of shares of our common stock. The number of shares of common stock that we will offer will be determined based on the public offering price per share. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol "TOPS."  The last reported market price of our shares of common stock on May 5, 2011 was $0.68.

Investing in our Common Stock involves a high degree of risk.  See "Risk Factors" beginning on page 11 to read about risks you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Top Ships, before expenses	$	$

(1) See "Underwriting" for a description of compensation payable tothe underwriters.

The underwriters have an option exercisable within 45 days from the date of this prospectus to purchase up to                        of additional shares of common stock from us at the public offering price, less the underwriting discount, solely to cover over-allotments. The shares of common stock issuable upon exercise of the underwriters' over-allotment option have been registered under the registration statement of which this prospectus forms a part.

The underwriters expect to deliver the common shares against payment in U.S. dollars in New York, New York on                      , 2011.

Rodman & Renshaw, LLC

Prospectus dated              , 2011.

You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information other than that contained in this prospectus.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of its delivery or of any sale of our common stock.  This prospectus will be updated and, as updated, will be made available for delivery to the extent required by federal securities laws.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus.  If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.  This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the securities in any circumstance under which the offer or solicitation is unlawful.  Neither the delivery of this prospectus nor any distribution of securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.  This prospectus will be updated and updated prospectuses will be made available for delivery to the extent required by the federal securities laws.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	11
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS	32
PER SHARE MARKET PRICE INFORMATION	33
USE OF PROCEEDS	34
OUR DIVIDEND POLICY	35
CAPITALIZATION	36
DILUTION	37
SELECTED FINANCIAL AND OTHER DATA	38
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	42
THE INTERNATIONAL TANKER AND DRYBULK SHIPPING INDUSTRIES	84
BUSINESS	124
MANAGEMENT	136
PRINCIPAL SHAREHOLDERS	140
RELATED PARTY TRANSACTIONS	141
SHARES ELIGIBLE FOR FUTURE SALE	142
DESCRIPTION OF OUR CAPITAL STOCK	144
MARSHALL ISLANDS COMPANY CONSIDERATIONS	148
TAX CONSIDERATIONS	151
UNDERWRITING	159
LEGAL MATTERS	167
EXPERTS	167
ENFORCEABILITY OF CIVIL LIABILITIES	167
WHERE YOU CAN FIND ADDITIONAL INFORMATION	167
INDUSTRY DATA	168
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	169
GLOSSARY OF SHIPPING TERMS	170
INDEX TO FINANCIAL STATEMENTS	F-1

 PROSPECTUS SUMMARY

Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to TOP SHIPS INC. and all of its subsidiaries, and "TOP SHIPS INC." refers only to TOP SHIPS INC. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Our functional currency is in the U.S. dollar as all of our revenues are received in U.S. dollars and a majority of our expenditures are made in U.S. dollars. All references in this prospectus to "$" or "dollars" are to U.S. dollars. Our shareholders have authorized our Board of Directors to effect a reverse stock split within the range of 1:2 to 1:10 shares.  We expect that our Board will effect a reverse stock split within that range prior to the effectiveness of the registration statement of which this prospectus is a part. All share and per share information  concerning our common stock presented in this prospectus does not reflect this reverse stock split.

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

As of the date of this prospectus our fleet consists of thirteen vessels: eight tankers, one of which is chartered-in, and five drybulk vessels.

Four of our drybulk vessels are currently employed on time charters and six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. Of our fleet, 63% by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

During 2006, we ordered six newbuilding product tankers in the SPP shipyard in the Republic of Korea in order to modernize our tanker fleet. All of these tankers were delivered to us during 2009.

In addition, during 2007 we diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of six drybulk vessels, one of which we subsequently sold.

We intend to continue to review the market for tanker and drybulk vessels to continue our program of acquiring suitable vessels on market terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and drybulk vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS". The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

Our Fleet

The following table presents the Company's fleet list and employment as of the date of this prospectus:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels

Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
UACC Sila (ex Ionian Wave)	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000(A)
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300(A)

Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ioannis P	46,346	2003	Spot
Delos (B)	47,067	1991	Spot
Total Tanker dwt	393,413
Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q1-2/2014	$20,000
Amalfi	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000

Total Drybulk dwt	324,268

TOTAL DWT	717,681

A. On January 11, 2010, we announced that we received from the bareboat charterer of the M/T Ionian Wave, currently named UACC Sila, and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement. Furthermore on January 26, 2011, we announced that we had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. We are currently examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter. During April 2011, we announced that we had repossessed the M/T Ionian Wave and entered into a bareboat charter with a new charterer.

B. On October 1, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219.

Chartering of the Fleet

As of the date of this prospectus, four of our drybulk vessels are employed on time charters while six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. We seek to deploy our vessels on both time charters and in the spot market in a manner that will optimize our earnings and profitability.

Management of the Fleet

Except as set forth below, since July 1, 2010, our Fleet Manager, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to management agreements concluded between Central Mare and Top Ships as well as Central Mare and our vessel-owning subsidiaries.

On October 1, 2010, we entered into a management agreement with TMS Tankers, a party related to one of our major shareholders, for the technical management and crewing of M/T Delos.  Commercial management of the vessel was contracted to Central Mare as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions transferred to another manager, which may or not be Central Mare.

Through June 30, 2010, TOP Tanker Management Inc., or TOP Tanker Management, our wholly-owned subsidiary, was responsible for the management of our fleet.

Competitive Strengths

We believe we possess a number of distinguishing factors that provide us with a strong position within the industry including:

Focus on modern sister ships. Approximately 63% of our current tanker fleet by deadweight are sister ships. We believe that the uniform nature of sister ships provides us with operating cost efficiencies and economies of scale with respect to maintenance, supplies, crew familiarity and training. We have and will continue to seek to acquire sister ships, to take advantage of such efficiencies to meet our customers' needs and enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility.

Diversified Sector Profile. As of the date of this prospectus, our fleet is comprised of eight tanker and five dry bulk carriers. Our tankers carry refined petroleum products and crude oil while our drybulk carriers carry predominantly iron ore, coal, grains, steel products, cement, bauxite, fertilizers, sugar and scrap metals. These commodities are used in the energy, construction, steel and agri-food industries. We transport these cargoes on several geographically diverse routes, thereby reducing our dependency on any one cargo, industry or trade route. We believe that by operating a mixed fleet of vessels we lower our dependence on each shipping sector while we benefit from a broader customer base.

Experienced Management Team.  Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers and key employees with extensive experience in the shipping industry. Our management team has substantial experience in the international shipping and commodities industries, and a successful track record of exploiting investment opportunities in these sectors throughout various economic cycles. We believe that our management team is capable of dealing with all aspects of commercial, technical, management and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, effective operations and safety.

Cost-Efficient Operations. We believe we are a cost-efficient and reliable vessel operator because of the strength of our management team and the quality of our vessels. Furthermore, we believe that by operating our fleet through Central Mare Inc. we provide reliable and cost efficient services to our customers. We have contained operating expenses through rigorous technical supervision and planned vessel maintenance programs. We believe that the experience of our management team across shipping sectors and that of Central Mare Inc. will enable us to operate our fleet with efficiency, limited off-hire periods, and with an emphasis on safety and quality of operations.

High-Quality Mixed Fleet. Our fleet consists of high quality, well maintained double hull tankers as well as drybulk carriers that are designed for enhanced safety and low operating costs.

Business Strategy

Our business strategy is focused on building and maintaining enduring relationships with participants in the international tanker and drybulk industries, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and drybulk vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

The key elements of our business strategy are:

Attractive Chartering Strategy. We actively and strategically deploy our fleet by employing our vessels under a mix of short-term charters and longer-term charters, including time charters of more than six months and bareboat charters, possibly with profit-sharing arrangements depending on our outlook for the tanker and dry bulk charter markets.  As of the date of this prospectus, four of our drybulk vessels are employed on time charters, six of our tankers and one of our drybulk vessels are employed on bareboat charters, and two of our tankers are employed on spot charters. We believe that our existing charter coverage provides us with predictable contracted revenues and operating visibility.

Return-Driven Acquisitions and Selected Fleet Expansion. We intend to grow our fleet through timely and selective accretive acquisitions of high quality, double-hull crude oil and refined petroleum product tankers as well as drybulk carriers. We continuously monitor acquisition opportunities in the shipping industry based on certain financial returns criteria. We seek to identify, analyze and strategically invest when attractive opportunities arise.

Significant Market Presence. Our growth strategy of operating what we believe is a fleet with a significant number of vessels in select size sectors of both the tanker and drybulk markets aims to enhance our attractiveness to charterers by offering multiple vessels, including sister ships, to meet such charterers' diverse scheduling needs and provide flexibility to deploy our vessels in period and spot charter contracts.

Superior Customer Service. We believe that our commitment to providing safe and quality transportation services will enable us to continue to grow our relationships with our customers who seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. Our tanker vessels have been vetted by most oil majors from time to time.

RECENT DEVELOPMENTS

New charters for M/T Ionian Wave and M/V Cyclades

During April, we announced that we had taken repossession of the M/T Ionian Wave from the previous Charterer and delivered the vessel to a major Charterer under a new bareboat charter for a minimum period of seven (7) years with three successive one-year options at a daily rate of US$ 9,000. The new charterer has renamed the vessel UACC Sila.

We also announced that we have entered into a new time-charter with a Korean charterer for the M/V Cyclades. The time-charter is for a period of three years at a gross rate of $20,000 per day.

Compliance with NASDAQ minimum bid price requirement and shareholders' approval for a reverse stock split

Following written notification from the Nasdaq Stock Market, or Nasdaq, dated August 12, 2010, indicating that because the closing bid price of our common stock for the previous 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(a)(1), we announced on October 21, 2010 that we had regained compliance. A written notification was subsequently received from Nasdaq confirming our compliance and that this matter was closed.

For the purpose of regaining compliance with the Nasdaq Global Select Market minimum bid price requirement and creating the greatest marketability of its shares based upon prevailing market conditions, we announced in October 2010 that our shareholders also approved the amendment of our Amended and Restated Articles of Incorporation to effect a reverse stock split of our issued and outstanding common shares at a ratio of not less than one-for-two and not more than one-for-ten. Following the shareholders' approval, our Board of Directors has the authority, but not the obligation, to select one of the approved reverse stock split ratios and to effect the reverse stock split at any time until the next annual general meeting of shareholders.

On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011. As of the date of this prospectus, we have not yet effected a reverse stock split in order to regain compliance. However, we expect our Board of Directors to effect the reverse stock split, within the range mentioned above, prior to the effectiveness of the registration statement of which this prospectus is a part. However, we cannot guarantee that any reverse stock split or other measure will allow us to regain compliance with Nasdaq's listing requirements.

RISK FACTORS

We face various risks, including:

•
We will depend upon related-party managers to provide the technical and commercial management of our fleet. Any failure of these managers to perform their obligations could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. Although we may have rights against a related-party manager if it defaults on its obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

•
The international tanker and drybulk shipping industry is cyclical and volatile, which may lead to reductions and volatility in our charter rates, vessel values and results of operations. If we enter into new charters when charter hire rates are low, our earnings, the value of our vessels and our ability to pay dividends may be adversely affected.

•
The shipping industry has inherent operational risks which may adversely affect our business. The shipping industry has inherent operational risks, including loss of vessels, environmental accidents, piracy and terrorist attacks. Although we insure our vessels against those types of risks commonly insured against by vessel owners and operators, we cannot assure you that we are adequately insured against all risks.

•
We cannot assure you that we will pay dividends which could reduce the return on your investment in us. The Company does not currently pay dividends to holders of its common stock. Our ability to pay dividends in the future will depend on, among other things, our earnings and cash flow, cash reserves, our ability to obtain financing on terms acceptable to us, our ability to satisfy the covenants contained in our financing arrangements and our compliance with relevant provisions of Marshall Islands law.

           This is not a comprehensive list of risks to which we are subject, and you should carefully consider all of the information in this prospectus before investing in our common stock. In particular, we urge you to consider carefully the additional factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 11.

DIVIDEND POLICY

We do not currently pay dividends to holders of our common stock.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us, many of which are currently prohibited from paying such dividends under the terms of their loan agreements. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent.

CORPORATE STRUCTURE

We were incorporated in the Marshall Islands in 2000. Other than the M/T Delos which we charter in, our vessels are owned through separate wholly-owned subsidiaries incorporated in the Marshall Islands and Liberia. Except as set forth below, since July 1, 2010, our Fleet Manager, Central Mare, a related party controlled by the family of our Chief Executive Officer, or CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to management agreements concluded between Central Mare and Top Ships, as well as between Central Mare and our vessel-owning subsidiaries. On October 1, 2010, we entered into a management agreement with TMS Tankers, a party related to one of our major shareholders, for the technical management and crewing of M/T Delos.  Commercial management of the vessel was contracted to Central Mare as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager, which may or may not be Central Mare.

The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.

THE OFFERING

The following summary contains basic information about the offering of our common stock hereunder and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of our common stock, please refer to the section of this prospectus entitled "Description of Capital Stock."

Shares offered by us	shares of common stock

Shares to be outstanding immediately after this offering	shares of common stock (assumes no exercise of the underwriters' overallotment option)

Shares outstanding prior to this offering	34,200,673 shares of common stock

Over-allotment option	We have granted the underwriters a 45-day option to purchase from us, from time to time, up to an additional shares of common stock, to cover any over-allotments.

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $       million or approximately $       million if the underwriters exercise their over-allotment option, after the payment of discounts and commissions to the underwriters. These estimates are based on the public offering price of $       per share.

We expect to use the net proceeds of this offering to (1) reduce our corporate debt outstanding; (2) pursue additional vessel acquisitions according to our business strategy on market terms and (3) apply any amounts not used for the above purposes for working capital and general corporate purposes.

Please read "Use of Proceeds."

Tax Consequences
The U.S. federal income tax and Marshall Islands tax consequences of purchasing, owning and disposing of shares of our common stock are described under "Tax Considerations." Prospective investors are urged to consult their own tax advisors regarding the tax consequences of purchasing, owning and disposing of our common stock. See "Tax Considerations".

Nasdaq Global Select Market listing	Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol "TOPS."

The number of shares of our common stock to be outstanding after the offering is based on actual shares outstanding as of                 , 2011 and does not include                  shares of common stock reserved for issuance in connection with the underwriters' option to purchase additional shares to cover over-allotments. In addition, the number of shares of common stock to be outstanding after this offering excludes, as of May 6, 2011,        shares of our common stock reserved for issuance but not yet issued pursuant to our equity incentive plan , out of a total equity incentive plan reserve of 12,000,000 shares of our common stock.

All share and per share information concerning our common stock presented does not reflect a reverse stock split, within the range of 1:2 to 1:10 shares, that we expect our Board to effect prior to the effectiveness of the registration statement of which this prospectus is a part.

Summary Financial Data

The following table sets forth our summary historical consolidated financial data and other operating for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included herein. The following summary historical consolidated financial data are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and have been audited for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 by Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, our independent registered public accounting firm.

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2006	2007	2008	2009	2010
STATEMENT OF OPERATIONS DATA
Revenues	310,043	252,259	257,380	107,979	90,875
Voyage expenses	55,351	59,414	38,656	3,372	2,468
Charter hire expense	96,302	94,118	53,684	10,827	480
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(8,110)	(15,610)	(18,707)	(7,799)	-
Lease termination expense				15,391	-
Vessel operating expenses	66,082	67,914	67,114	23,739	12,853
Dry-docking costs	39,333	25,094	10,036	4,602	4,103
Management fees-third parties	2,755	1,828	1,159	419	159
Management fees-related parties	-	-	-	-	3,131
General and administrative expenses	20,516	23,172	30,229	23,416	18,142
Gain on sale of vessels	(12,667)	(1,961)	(19,178)	-	(5,101)
Vessel Depreciation	35,266	27,408	32,664	31,585	32,376
Impairment on vessels	-	-	-	36,638	-

Total operating expenses	294,828	281,377	195,657	142,190	68,611
Operating income (loss)	15,215	(29,118)	61,723	(34,211)	22,264
Interest and finance costs	(27,030)	(19,518)	(25,764)	(13,969)	(14,776)
Loss on financial instruments	(2,145)	(3,704)	(12,024)	(2,081)	(5,057)
Interest income	3,022	3,248	1,831	235	136
Other (expense) income, net	(67)	16	(127)	(170)	(54)

Net (loss) income	(11,005)	(49,076)	25,639	(50,196)	2,513
(Loss) earnings per share, basic and diluted	$(1.16)	$(4.09)	$0.97	$(1.78)	$0.08
Weighted average common shares outstanding, basic	10,183,424	11,986,857	25,445,031	28,230,585	30,752,779
Weighted average common shares outstanding, diluted	10,183,424	11,986,857	25,445,031	28,230,585	30,777,413
Dividends declared per share	$23.13	-	-	-	-

	Year Ended December 31,
U.S. Dollars in thousands, except fleet data and average daily results	2006	2007	2008	2009	2010
BALANCE SHEET DATA
Current assets	72,799	102,161	57,088	3,787	3,420
Total assets	490,885	776,917	698,375	675,149	622,091

Current liabilities, including current portion of long-term debt	45,416	153,290	386,934	427,953	366,609
Total long-term debt, including current portion	218,052	438,884	342,479	399,087	337,377
Common stock	108	205	283	311	322
Stockholders' equity	161,198	211,408	292,051	247,196	255,482

FLEET DATA
Total number of vessels at end of period	24.0	23.0	12.0	13.0	13.0
Average number of vessels(1)	26.7	22.4	18.8	13.7	13.1
Total calendar days for fleet(2)	9,747	8,176	6,875	5,008	4,781
Total available days for fleet(3)	8,837	7,562	6,610	4,813	4,686
Total operating days for fleet(4)	8,634	7,032	6,099	4,775	4,676
Total time charter days for fleet	6,223	4,720	4,729	2,841	2,076
Total bareboat charter days for fleet	-	-	335	1,934	2,555
Total spot market days for fleet	2,411	2,312	1,035	-	45
Fleet utilization(5)	97.70%	93.00%	92.30%	99.20%	99.80%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$29,499	$27,424	$35,862	$21,907	$18,907
Vessel operating expenses(7)	$6,780	$8,307	$9,762	$4,740	$2,688
General and administrative expenses(8)	$2,105	$2,834	$4,397	$4,676	$3,795

(1)
Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The reconciliation of TCE revenues to shipping revenues is depicted in the following tables.

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate (all amounts are expressed in thousands of U.S. Dollars, except for Average Daily Time Charter Equivalent amounts and Total Operating Days):

U.S. Dollars in thousands, except operating days figures and average daily results	2006	2007	2008	2009	2010
On a consolidated basis
Revenues	310,043	252,259	257,380	107,979	90,875
Less:
Voyage expenses	(55,351)	(59,414)	(38,656)	(3,372)	(2,468)

Time charter equivalent revenues	254,692	192,845	218,724	104,607	88,407

Total Operating days	8,634	7,032	6,099	4,775	4,676
Average Daily Time Charter Equivalent	$29,499	$27,424	$35,862	$21,907	$18,907

U.S. Dollars in thousands, except operating days figures and average daily results	2006	2007	2008	2009	2010
Tanker Fleet
Revenues	310,043	248,944	163,995	47,353	39,394
Less:
Voyage expenses	(55,351)	(59,253)	(34,215)	(1,118)	(1,277)

Time charter equivalent revenues	254,692	189,691	129,780	46,235	38,117

Total Operating days	8,634	6,991	4,357	2,989	2,927
Average Daily Time Charter Equivalent	$29,499	$27,134	$29,786	$15,468	$13,023

U.S. Dollars in thousands, except operating days figures and average daily results	2007	2008	2009	2010
Drybulk Fleet
Revenues	1,902	71,590	56,715	51,481
Less:
Voyage expenses	(161)	(4,441)	(2,254)	(1,191)

Time charter equivalent revenues	1,741	67,149	54,461	50,290

Total Operating days	41	1,742	1,786	1,749
Average Daily Time Charter Equivalent	$42,463	$38,547	$30,493	$28,754

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You could lose all or part of your investment.

Risks Related to Our Industries

The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants.

The Baltic Drybulk Index, or BDI, is a U.S. Dollar daily average of charter rates that takes into account input from brokers around the world regarding fixtures for various routes, dry cargoes and various drybulk vessel sizes and is issued by the London-based Baltic Exchange (an organization providing maritime market information for the trading and settlement of physical and derivative contracts). The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%, but has since modestly risen to 1,430 as of April 6, 2011. The decline in charter rates was due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The decline in charter rates in the drybulk market affected the earnings on our charters and the value of our drybulk vessels.  As a result, this decline negatively affected our cash flows, liquidity and compliance with the covenants contained in our loan agreements. During 2009 and 2010, the above factors affecting the BDI partially subsided, allowing for the recovery of rates and a recovery in drybulk vessel values.

The Baltic Dirty Tanker Index, a U.S. Dollar daily average of charter rates issued by the Baltic Exchange that takes into account input from brokers around the world regarding crude oil fixtures for various routes and tanker vessel sizes, declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%, but has since modestly risen to 891 as of April 6, 2011. The Baltic Clean Tanker Index fell from 1,509 points as of June 19, 2008, to 345 points as of April 4, 2009, but has modestly risen to 825 points as of April 6, 2011. The dramatic decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil. During 2009 and 2010, the abovementioned factors affecting the Baltic Dirty and Clean Tanker Indices partially subsided, allowing for the modest recovery of rates and a stabilization of tanker vessel values.

A decline in charter rates could have a material adverse effect on our business, financial condition and results of operations. If the charter rates in the tanker and drybulk market decline from their current levels, our future earnings may be adversely affected and we may have to record impairment adjustments to the carrying values of our fleet, and we may not be able to comply with the financial covenants in our loan agreements.

The international tanker and drybulk industries are both cyclical and volatile and this may lead to reductions and volatility in our charter rates when we re-charter our vessels, vessel values and our results of operations.

The international tanker and drybulk industries in which we operate are cyclical with attendant volatility in charter hire rates, vessel values and industry profitability. For both tankers and drybulk vessels, the degree of charter rate volatility among different types of vessels has varied widely. If we enter into a charter when charter rates are low, our revenues and earnings will be adversely affected. In addition, a decline in charter hire rates likely will cause the value of our vessels to decline.

We currently employ our tankers mainly on long term bareboat charters and our drybulk carriers mainly on short to medium term time charters. However, one of our tankers has been employed in the spot market since the expiration of its time charter in November 2010, and we have chartered-in another tanker that we employ in a pool which also carries spot market exposure. As a result, our exposure to charter rate volatility in the tanker segment is limited but not minimal. We expect that our exposure to charter rate volatility in the drybulk segment will be significant in 2012, when  the charters of three of our drybulk carriers (M/Vs Amalfi, Papillon and Astrale)will have expired. This may affect our result of operations. We do not use freight forward agreements to hedge our exposure to freight rates.

Changes in spot rates and time charters can not only affect the revenues we receive from operations but can also affect the value of our vessels, even if they are employed under long term time charters. Our ability to re-charter our vessels on the expiration or termination of their current time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker and drybulk market.

The factors affecting the supply and demand for our vessels are outside our control and are unpredictable. The nature, timing, direction and degree of changes in tanker and drybulk industry conditions are also unpredictable. Factors that influence demand for tanker and drybulk vessel capacity include:

•	supply and demand for (i) refined petroleum products and crude oil for tankers and (ii) drybulk commodities for drybulk vessels;

•
changes in (i) crude oil production and refining capacity and (ii) drybulk commodity production and resulting shifts in trade flows for crude oil and petroleum products and trade flows of drybulk commodities;

•	the location of regional and global crude oil refining facilities and drybulk commodities markets that affect the distance commodities are to be moved by sea;

•	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

•	environmental and other legal and regulatory developments;

•	currency exchange rates;

•	weather and acts of God and natural disasters, including hurricanes and typhoons;

•	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of oceangoing vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	technological advances in the design and capacity of vessels

•	potential conversion of vessels to alternative use;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	port or canal congestion;

•	the number of vessels that are out of service at a given time; and

•	changes in global crude oil and drybulk commodity production.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

According to the head of the International Monetary Fund as quoted in April 2011, the global economic recovery remains fragile. Following the global economic downturn of 2007-2009, credit remains tight, the extent of recovery in demand for goods and services is uncertain, and unemployment is high. The credit markets worldwide and in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and any adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these economic and governmental factors, including reform of the financial system, could have a material adverse impact on our business, financial condition, results of operations and our ability to pay dividends.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

 Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These regulations include, but are not limited to the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002, European Union Directives relating to air emissions, and regulations of the International Maritime Organization, or the IMO, including the International Convention for the Prevention of Pollution from Ships of 1975, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974 and the International Convention on Load Lines of 1966. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, the 2010 explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

We are subject to international safety regulations and requirements imposed by classification societies and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of our vessels is ISM code-certified.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which will adversely affect our earnings.

The fair market value of our vessels may increase and decrease depending on the following factors:

•	general economic and market conditions affecting the international tanker and drybulk shipping industries;

•	prevailing level of charter rates;

•	competition from other shipping companies;

•	types, sizes and ages of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	price of steel;

•	governmental or other regulations; and

•	technological advances.

If we sell vessels at a time when vessel prices have fallen the sale may be at less than the vessel's carrying amount in our financial statements in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment and may be required to write down the carrying amount of the vessel on our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. See "Management's Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies – Impairment of vessels".

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2007 and continuing through 2010. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 54% of the existing global drybulk fleet, with deliveries expected during the next four years.

The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia. As of December 31, 2010, newbuilding orders have been placed for an aggregate of approximately 28% of the existing global tanker fleet with the bulk of deliveries expected during 2011 to 2014.

An over-supply of drybulk carrier and/or tanker capacity may result in a reduction of charter hire rates. If such a reduction occurs, we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all upon the expiration or termination of our vessels' current charters. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are partially dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

As of the date of this report, one of our tanker vessels is operating in the spot market and another is operating in a pool, under a time charter agreement that also carries spot market exposure. We may in the future operate additional vessels in the spot market. Although spot chartering is common in the tanker industry, the spot charter market may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results.

Eight of the vessels in our combined fleet are tankers. Two of our tankers currently have spot market exposure in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our results of operations.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Given current market conditions, we seek to deploy our vessels on time and bareboat charters in a manner that will help us achieve a steady flow of earnings. As of the date of this prospectus four of our drybulk vessels were contractually committed to time charters, and six of our tanker vessels and one of our drybulk vessels were contractually committed to bareboat charters. Although these period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, our vessels committed to period charters may not be available for spot voyages during an upturn in the tanker or drybulk industry cycle, as the case may be, when spot voyages might be more profitable.   If we cannot continue to employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

World events could adversely affect our results of operations and financial condition.

Terrorist attacks such as the attacks in the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. The continuing conflict in Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain any additional financing or, if we are able to obtain additional financing, to do so on terms unfavorable to us. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.  Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our revenues and costs.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends.

Japan is one of the world's leading importers of dry bulk commodities.  The severe earthquake and tsunami that struck Japan on March 11, 2011 have had an adverse effect on Japan's manufacturing capabilities and economy generally.  As of the date of this prospectus, the extent to which the earthquake, tsunami and pollution from emitted radiation from damaged nuclear reactors will affect the international economies and shipping industry is unclear.  These disasters could decrease dry bulk imports to that country for an undeterminable period of time.  This, in turn, could have an adverse effect on our business and results of operations.

Acts of piracy on oceangoing vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden. Since the beginning of 2009, numerous tanker and drybulk vessels have fallen victim to piracy attacks off the coast of Somalia, including incidents deep into the Indian ocean.  For example, on January 15, 2010, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was seized by pirates while transporting chemicals 800 miles off the Somali coast.

If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden has been since May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances.

In addition, while we believe a time charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. In addition, we as owners are liable for such costs under any voyage charter. Although we are insured against piracy risks under our war risk insurance policy, we may experience financial losses as a result of vessel damage from pirates, increased insurance deductibles or a rise in the cost of private security service remunerations, all of which could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year plans, or State Plans, are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected which could adversely affect our business, operating results and financial condition.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made mainly by our drybulk vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of, delay in the loading, offloading or delivery of, the contents of our vessels or the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, and results of operations.

Rising fuel prices may adversely affect our business.

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Currently, ten of our twelve vessels are under period employment whereby the fuel cost is borne by the charterer, except for periods when the vessel is off-hire.

Risks Related to Our Company

Our inability to comply with loan covenants under our loan agreements raises substantial doubt about our ability to continue as a going concern.

As discussed below, we are in breach of certain loan covenants contained in our loan agreements. As a result of these loan covenant breaches, our lenders may choose to accelerate our indebtedness. We believe that as long as we are able to meet our obligations as they fall due, our lenders will not accelerate our indebtedness.

Our ability to continue as a going concern is dependent on management's ability to successfully generate revenue to meet our obligations as they become due and have the continued support of our lenders. Our independent registered public accounting firm has issued its opinion, similar to its opinion included in our 2008 and 2009 annual report, with an explanatory paragraph emphasizing that we have prepared our financial statements under the going concern assumption despite our covenant breaches and working capital deficit. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of our inability to continue as a going concern. However, there is a material uncertainty related to events or conditions which raises significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

We are in breach of certain loan covenants contained in our loan agreements. If we are not successful in obtaining waivers and amendments with respect to covenants breached, our lenders may declare an event of default and accelerate our outstanding indebtedness under the relevant agreement, which would impair our ability to continue to conduct our business.

Our loan agreements require that we comply with certain financial and other covenants. As a result of the drop in our drybulk and tanker asset values we were not in compliance with covenants relating to vessel values such as asset cover ratio, adjusted net worth and net asset value covenants as of December 31, 2010. In addition, we were in breach of EBITDA and overall cash position (minimum liquidity covenants) covenants with certain banks not previously waived. A violation of these covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels, which impairs our ability to continue to conduct our business. As a result of these breaches, our total indebtedness of $343.7 million, which after excluding unamortized financing fees of $4.0 million amounts to $339.7 million, and financial instruments of $12.9 million are presented within current liabilities in the accompanying December 31, 2010 consolidated balance sheet. The amounts of long term debt and financial instruments that have been reclassified and presented together with current liabilities amount to $304.5 million and $8.8 million, respectively.

As of the date of this prospectus:

•	we have received a waiver from Alpha Bank up to February 28, 2012;

•	we have received a waiver from Emporiki bank up to June 30, 2011;

•
on August 17, 2010, we signed a term sheet with DVB, loan documentation of which is currently in progress, and reset covenants in such a way so that as of December 31, 2010 we were not in breach of covenants with DVB; and

•
during April 2011, we entered into a preliminary agreement with RBS according to which, and subject to execution of definitive documents, we will amend the minimum security and financial covenants in such a way so that had these levels been in effect as of December 31, 2010, we would not have been in breach of the security value maintenance, EBITDA and minimum liquid funds covenants.

See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations" for more details on the progress of discussions with banks.

Breach of our loan covenants, without applicable waiver, entitles our lenders to accelerate our debt. If our indebtedness is accelerated, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Servicing current and future debt will limit funds available for other purposes and impair our ability to react to changes in our business.

To finance our fleet expansion program, we incurred secured indebtedness. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our indebtedness. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As of December 31, 2010, we had total indebtedness of $343.7 million, which after excluding unamortized financing fees of $4.0 million amounts to $339.7 million, and a ratio of indebtedness to total capital of approximately 57%. Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of, our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•
require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt or better access to capital;

•	limit our ability to raise additional financing on satisfactory terms or at all; and

•
adversely impact our ability to comply with the financial and other restrictive covenants in the indenture governing the notes and the credit agreements governing the debts of our subsidiaries, which could result in an event of default under such agreements.

Furthermore, our interest expense could increase if interest rates increase because most of our debt and all the debt under the credit facilities of our subsidiaries is variable rate debt. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

Our loan agreements contain restrictive covenants that may limit our liquidity and corporate activities, and our lenders may impose additional operating and financial restrictions on us in connection with waivers or amendments to our loan agreements.

Our loan agreements impose operating and financial restrictions on us and our lenders may impose additional restrictions on us in connection with waivers or amendments to our loan agreements. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures or other investments;

•	charter our vessels;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. This may prevent us from taking actions that are in our best interest.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet in the future. Our growth will depend on:

•	our ability to generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	our ability to raise equity and obtain required financing;

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base; and

•	managing expansion.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and we may incur significant additional expenses and losses in connection therewith.

The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates could result in higher-than-market interest rates and charges against our income.

As of December 31, 2010, we have twelve interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities. During the year ended December 31, 2010, the change in fair value of our interest rate swaps was an unrealized gain of $0.9 million. Our hedging strategies, however, may not always be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

Our ability to obtain additional debt financing may be dependent on the performance of our then-existing charters and the creditworthiness of our charterers.

Historically, a significant amount of our operations have been funded with debt financing, and we expect this to continue in the future. The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at all or at a higher than anticipated costs may materially affect our results of operation and our ability to implement our business strategy.

In the highly competitive international tanker and drybulk shipping markets, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. The operation of tanker and drybulk vessels and the transportation of cargoes shipped in these vessels, as well as the shipping industry in general, is extremely competitive. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker and drybulk shipping companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and refined petroleum products and drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter and operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than us.

A limited number of financial institutions hold our cash including financial institutions located in Greece.

A limited number of financial institutions, including institutions located in Greece, will hold all of our cash. Our bank accounts have been deposited from time to time with banks in Germany, United Kingdom and Greece amongst others. Of these financial institutions located in Greece, some are subsidiaries of international banks and others are Greek financial institutions. These balances are not covered by insurance in the event of default by these financial institutions. The occurrence of such a default could have a material adverse effect on our business, financial condition, results of operations and cash flows, and we may lose part or all of our cash that we deposit with such banks.

We depend upon a few significant customers for a large part of our revenues. The loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenue from a small number of charterers. In 2009, approximately 54% of our revenue was derived from three charterers. These three charterers, ST Shipping and Transport Pte Ltd, , Hanjin Shipping Co Ltd, or Hanjin, and Cosco Quingdao, or Cosco, provided 22%, 18% and 14% of our revenues in 2009, respectively. In 2010, approximately 53% of our revenue was derived from three charterers. These three charterers, Hanjin Shipping Co Ltd, Daelim H&L Co. Ltd and Cosco Quingdao, respectively provided 19%, 18% and 16% of our revenues in 2010. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or if we are otherwise in default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The charters on which we deploy six of our vessels as of the date of this report, provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current levels of the drybulk and product tanker charter markets. If it were necessary to secure substitute employment for any of these vessels due to the loss of a customer under current market conditions, such employment would be at a significantly lower charter rate, resulting in a significant reduction in revenues. The loss of any of our customers, or charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to attract and retain key management personnel and other employees in the international tanker and drybulk shipping industries, which may negatively impact the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. All of our executive officers are employees of Central Mare Inc., or Central Mare which we refer to as our Fleet Manager, a related party controlled by the family of the Company's Chief Executive Officer, or CEO, and we have entered into agreements with our Fleet Manager for the provision of our President, CEO, and Director, Evangelos Pistiolis, our Chief Financial Officer and Director, Alexandros Tsirikos, our Executive Vice President, Chairman and Director, Vangelis Ikonomou and our Chief Technical Officer Demetris Souroullas. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers.

If labor interruptions are not resolved in a timely manner, they could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

Our Fleet Manager employs 26 people, all of whom are shore-based. In addition, our Fleet Manager is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out as we expect and could have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash.

If we expand our business, we will need to improve our operations and financial systems and staff; if we cannot improve these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate if we implement a plan to expand the size of our fleet, and our attempts to improve those systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our fleet, our performance may be adversely affected.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters, which could affect our cash flow and financial condition.

During August 2009, we announced that the bareboat charterer of the M/V Papillon (ex VOC Gallant) had notified us of its intention to pay a reduced charterhire rate of $18,000 per day for the month of August rather than $24,000 per day on a bareboat basis as is set forth in the charterparty. The dispute was resolved and the charterer has paid the full amount of charterhire as required under the charter agreements.

On January 11, 2010, we announced that we had received from the bareboat charterer of the M/T Ionian Wave, currently named UACC Sila, and the M/T Tyrrhenian Wave a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement. Furthermore on January 26, 2011, we announced that we had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. We have been examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.  We may not be able to recover these amounts, which would result in lower-than-expected cash flows. During April 2011, we announced that we had repossessed the Ionian Wave and entered into a bareboat charter with a new charterer.

When we enter into a time or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates in the tanker or drybulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, and as a result we could sustain significant losses which could have a material adverse effect on our cash flow and financial condition, which would affect our ability to meet our loan repayment obligations in which case our lenders could choose to accelerate our indebtedness and foreclose their liens, and we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

An increase in operating costs would decrease earnings and available cash.

Our vessel operating costs include the costs of crew, fuel (for spot chartered vessels), provisions, deck and engine stores, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures , have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. Increases in any of these expenses would decrease earnings and available cash.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Our current operating fleet has an average age of approximately seven years, including our chartered-in vessel M/T Delos which is 20 years old. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, our revenue will decline at the end of a vessel's useful life, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we estimate to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition will be materially and adversely affected.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

We may grow through the acquisition of previously owned vessels. While we rigorously inspect previously owned, or secondhand vessels prior to purchase, this does not normally provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of warranties from the builders if the vessels we buy are older than one year. In general, the costs to maintain a vessel in good operating condition increase with the age and type of the vessel. In the case of chartered-in vessels we run the same risks.

We may not have adequate insurance to compensate us if we lose our vessels.

We procure insurance for our fleet against those types of risks commonly insured against by vessel owners and operators. These insurances include hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance. Reasonable insurance rates can best be obtained when the size and the age/trading profile of the fleet is attractive. As a result, rates become less competitive as a fleet downsizes .

In the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible as well as, limitations and exclusions which may nevertheless increase our costs or lower our revenue.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hired period.  In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could negatively impact our revenues should we not receive adequate compensation.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the U.S. is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code. We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this tax could have a negative effect on our business.

We are likely to be treated as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. Income derived from the performance of services does not constitute "passive income" for this purpose. U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In general, income derived from the bareboat charter of a vessel should be treated as "passive income" for purposes of determining whether a foreign corporation is a PFIC, and such vessel should be treated as an asset which produces or is held for the production of "passive income."  On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather will be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income."

For our 2010 taxable year, we believe that at least 50% of the average value of our assets consisted of vessels which are bareboat chartered.  Therefore, we expect to be treated as a PFIC for our 2010 taxable year. We intend to take necessary steps in order to avoid being classified as a PFIC for 2011 and future taxable years, such as expanding our fleet through the purchase of non-passive income producing assets. However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2011 or any future taxable year.

Our U.S. shareholders may face adverse U.S. federal income tax consequences and certain information reporting obligations as a result of us being treated as a PFIC.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation—U.S. Federal Income Taxation—U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation—U.S. Federal Income Taxation—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders as a result of our status as a PFIC.  In addition, as a result of being treated as a PFIC for the 2010 taxable year, any dividends paid by us during 2010 and 2011 will not be eligible to be treated as "qualified dividend income," which would otherwise be eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

Because we generate all of our revenues in U.S. Dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

We generate all of our revenues in U.S. Dollars but incur certain expenses in currencies other than U.S. Dollars, mainly Euros. During 2010, approximately 18% of our expenses were in Euros and approximately 2% were in currencies other than the U.S. Dollar or Euro. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to the other currencies, in particular, the Euro. Should the Euro appreciate relative to the U.S. Dollar in future periods, our expenses will increase in U.S. Dollar terms, thereby decreasing our net income. We have not hedged these risks and therefore our operating results could suffer as a result.

Risks Related to Our Common Shares

Our share price may continue to be highly volatile, which could lead to a loss of all or part of a shareholder's investment.

The market price of our common shares has fluctuated widely since our common shares began trading in July of 2004 on the Nasdaq National Market, now the Nasdaq Global Select Market. Over the last few years, the stock market has experienced price and volume fluctuations. This volatility has sometimes been unrelated to the operating performance of particular companies. During 2010, the closing price of our common shares experienced a high of $1.28 on April 14, 2010 and a low of $0.64 on September 29, 2010. On August 12, 2010 we received notification from the Nasdaq Global Select Market that we were not in compliance with its minimum bid price requirements. We subsequently regained compliance. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011. Such notification may require us to carry out the reverse stock split authorized by our shareholders or take other measures to increase our stock price. Although we expect our Board of Directors to effect a reverse stock split within the range authorized by our shareholders prior to the effectiveness of the registration statement of which this prospectus is a part, we cannot guarantee that any measure will allow us to regain compliance with Nasdaq's listing requirements. In addition, because the market price of our common shares has dropped below $5.00 per share, brokers generally prohibit shareholders from using such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. Furthermore, if the volatility in the market continues or worsens, it could have a further adverse affect on the market price of our common shares, regardless of our operating performance.

The market price of our common shares may fluctuate due to a variety of factors, including:

•	fluctuations in interest rates;

•	fluctuations in the availability or the price of oil;

•	fluctuations in foreign currency exchange rates;

•	announcements by us or our competitors;

•	changes in our relationships with customers or suppliers;

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	changes in United States or foreign tax laws;

•	actual or anticipated fluctuations in our operating results from period to period;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	market conditions in the shipping industry and the general state of the securities markets;

•	mergers and strategic alliances in the shipping industry;

•	changes in government regulation;

•	a general or industry-specific decline in the demand for, and price of, shares of our common stock resulting from capital market conditions independent of our operating performance;

•	the loss of any of our key management personnel; and

•	our failure to successfully implement our business plan.

If we are de-listed from Nasdaq, there may not be a continuing public market for you to resell our common shares.

Our common shares began trading in July of 2004 on the Nasdaq National Market, and our common shares currently trade on the Nasdaq Global Select Market; however, an active and liquid public market for our common shares may not continue and you may not be able to sell your common shares in the future at the price that you paid for them or at all. If the price of our common shares remains below $1.00 for a period of 30 consecutive business days and we are unable to comply with the minimum bid price requirements of the Nasdaq Global Select Market, including any applicable cure period, we may be involuntarily delisted from the Nasdaq Global Select Market. As noted above, on August 12, 2010 we received notification from the Nasdaq Global Select Market that our common stock price was in violation of its minimum bid price requirements. In response, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, if necessary to regain compliance. On January 10, 2011 an increase in the price per share of our common stock resulted in our complying with the Nasdaq Global Select Market listing requirements. We therefore did not carry out the authorized reverse stock split. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011. Such notification may require us to carry out the authorized reverse stock split or take other measures to increase our stock price, but we cannot guarantee that any measure will allow us to regain compliance with Nasdaq's listing requirements.

Certain existing stockholders, who hold approximately 32.64% of our common stock, may have the power to exert control over us, which may limit your ability to influence our actions.

As of May 6, 2011, based solely on public filings with the SEC, Sovereign Holdings Inc., or Sovereign Holdings, a company that is wholly owned by our President, CEO and Director, Evangelos J. Pistiolis, and Kingdom Holdings Inc., or Kingdom Holdings, a company owned primarily by adult relatives of Mr. Pistiolis, own, directly or indirectly, approximately 14.31% of the outstanding shares of our common stock. In addition, Sphinx Investment Corp., Maryport Navigation Corp. and Mr. George Economou through Sphinx Investment Corp. and Maryport Navigation Corp. beneficially own 12.09% of the outstanding shares of our common stock. QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC own 6.24% of the outstanding shares of our common stock. Sphinx Investment Corp., Maryport Navigation Corp., QVT Financial LP, QVT Financial GP LLC and QVT Associates GP LLC are entities owned and controlled by unaffiliated third parties. Together, these existing shareholders own 32.64% of our common stock. While to our knowledge these shareholders have no agreement, arrangement or understanding relating to the voting of their shares of common stock, due to the number of shares of our common stock they own, they have the power to exert considerable influence over our actions. The interests of these stockholders may be different from your interests.

Shareholders may experience significant dilution as a result of future equity offerings or issuance if shares are sold at prices significantly below the price at which shareholders invested.

Our existing shareholders may experience significant dilution if we issue shares in the future at prices significantly below the price at which previous shareholders invested.

Future issuances or sales, or the potential for future issuances or sales, of our common shares,  or the conversion of convertible debt into our common shares, may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of our common shares and convertible debt that may be converted into common shares and we anticipate that we will continue to do so in the future. The additional shares issued and to be issued in the future upon the conversion of debt could cause the market price of our common shares to decline, and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

Lack of volume in our stock may affect investors' ability to sell their shares.

Our common shares have been experiencing low daily trading volumes in the market. Specifically, our three-month average trading volume as of May 5, 2011 is  43,042 shares traded per day. As a result, an investor may be unable to sell all of such investor's shares in the desired time period, or may only be able to sell such shares at a significant discount to the previous closing price.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and By-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to serve process on or enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger, amalgamation or acquisition, which could reduce the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our Board of Directors to issue "blank check" preferred stock without shareholder approval;

•	providing for a classified Board of Directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for the directors;

•	prohibiting shareholder action by written consent unless the written consent is signed by all shareholders entitled to vote on the action;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a Stockholders Rights Agreement that will make it more difficult for a third party to acquire us without the support of our Board of Directors and principal shareholders. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may reduce the market price of our common stock and your ability to realize any potential change of control premium.

Risks Related to Our Relationship with Our Fleet Manager and Its Affiliates

We are dependent on our Fleet Manager to perform the day-to-day management of our fleet.

Our executive management team, consisting of our President and CEO Evangelos Pistiolis, our Chief Financial Officer, Alexandros Tsirikos, our Executive Vice President, Vangelis Ikonomou and our Chief Technical Officer, Demetris Souroullas are furnished to us, via separate agreements, by our Fleet Manager. In addition, we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager. Our Fleet Manager is a related party controlled by the family of the Company's CEO, we are dependent on our Fleet Manager for the technical and commercial operation of our fleet and the loss of our Fleet Manager's services or failure to perform obligations to us could materially and adversely affect the results of our operations. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

Our Fleet Manager is a privately held company. The ability of our Fleet Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Fleet Manager's financial strength, and there may be limited publicly available information about its financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Manager, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and its other clients.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Manager. Our contracts with our Fleet Manager have an initial term of five years. Our Fleet Manager will provide similar services for vessels owned by other shipping companies, and it may provide similar services to companies with which our Fleet Manager is affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients, on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Manager. In particular, our Fleet Manager may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

Risks Relating to the Offering

If we cannot complete the purchase of the vessels we intend to purchase with the proceeds of this offering, we may use the proceeds of this offering for general corporate purposes with which you may not agree.

We may purchase additional vessels with the proceeds of this offering. If the sellers of some or all of such vessels fail to deliver the vessels to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations to us, our management will have the discretion to apply the proceeds of this offering that we would have used to purchase those vessels to acquire other vessels or for general corporate purposes with which you may not agree. We will not escrow the proceeds from this offering and we will not return the proceeds to you if we do not take delivery of one or more vessels. It may take a substantial period of time before we can locate and purchase other suitable vessels. We cannot assure you that we will be able to charter these vessels at rates that yield returns comparable to the vessels in our existing fleet.

The price of our common shares after this offering may be volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	the failure of securities analysts to publish research about us after this offering, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The seaborne transportation industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you in this offering.

Future sales of our stock may depress our share price.

The market price of our common stock could decline as a result of sales of substantial amounts of stock in the public market or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future equity offerings.

You may experience dilution in the future.

Future offerings of our common shares may result in a dilution of your investment, depending on the price at which those shares will be offered.

We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.

We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. Our issuance of additional common shares or other equity securities of equal or senior rank would have the following effects:

•	our existing shareholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for dividends payable on our common shares may decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of our common shares may decline.

Our management has broad discretion over the use of proceeds from this offering.

Our management has significant flexibility in applying the proceeds that we receive from this offering. Although we have indicated our intent to use the proceeds from this offering to (1) reduce our corporate debt outstanding (2) pursue additional vessel acquisitions according to our business strategy on market terms and (3) apply any amounts not used for the above purposes for working capital and general corporate purposes, our management retains significant discretion with respect to the use of proceeds. The proceeds of this offering may be used in a manner which does not generate a favorable return for us.

We cannot assure you that we will pay dividends which could reduce the return on your investment in us.

The Company does not currently pay dividends to holders of its common stock. Our ability to pay dividends in the future will depend on, among other things, our earnings and cash flow, cash reserves, our ability to obtain financing on terms acceptable to us, our ability to satisfy the covenants contained in our financing arrangements and our compliance with relevant provisions of Marshall Islands law.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Matters discussed in this prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

TOP SHIPS INC. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this prospectus, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should" and similar expressions identify forward-looking statements.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operations including requirements for double hull tankers, changes in TOP SHIPS INC.'s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists, and other important factors described from time to time in the reports filed by us with the Commission.

PER SHARE MARKET PRICE INFORMATION

The trading market for our common stock is the NASDAQ Global Select Market, on which the shares are listed under the symbol "TOPS". The following table sets forth the high and low market prices for our common stock since our initial public offering of common stock at $33.00 per share on July 23, 2004, as reported by the NASDAQ Global Select Market. The prices set forth below have not been adjusted to reflect a reverse stock split that we expect our Board to effect prior to the effectiveness of the Registration Statement of which this prospectus is a part. The high and low market prices for our common stock for the periods indicated were as follows:

	HIGH	LOW

For the Fiscal Year Ended December 31, 2010	$1.30	$0.62
For the Fiscal Year Ended December 31, 2009	$3.88	$0.67
For the Fiscal Year Ended December 31, 2008	$10.70	$1.25
For the Fiscal Year Ended December 31, 2007	$8.40	$3.03
For the Fiscal Year Ended December 31, 2006	$18.32	$4.61

For the Quarter Ended

March 31, 2011	$1.16	$0.70
December 31, 2010	$1.15	$0.65
September 30, 2010	$1.01	$0.62
June 30, 2010	$1.30	$0.90
March 31, 2010	$1.30	$0.98
December 30, 2009	$1.30	$0.94
September 30, 2009	$2.16	$1.12
June 30, 2009	$3.88	$0.95

For the Month	HIGH	LOW

April 2011	$0.77	$0.60
March 2011	$0.94	$0.70
February 2011	$1.08	$0.92
January 2011	$1.16	$0.95
December 2010	$1.15	$0.80
November 2010	$0.95	$0.68
October 2010	$0.74	$0.65

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $            million or approximately $            million if the underwriters exercise their over-allotment option, after the payment of discounts and commissions to the underwriters. These estimates are based on the public offering price of $            per share.

We expect to use the net proceeds of this offering to (1) reduce our corporate debt outstanding; (2) pursue additional vessel acquisitions according to our business strategy on market terms and (3) apply any amounts not used for the above purposes for working capital and general corporate purposes.

OUR DIVIDEND POLICY

We do not currently pay dividends to holders of our common stock.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us, many of which are currently prohibited from paying such dividends under the terms of their loan agreements. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent.

CAPITALIZATION

The following table sets forth our consolidated capitalization at December 31, 2010:

•	on an actual basis;

•	on an adjusted basis to give effect to:

o	the scheduled loan repayment of $12.5 million on our existing credit facilities;

o	the drawdown of $2 million from a bridge loan from Laurasia Trading Ltd. and

•	on a further adjusted basis to give effect to:

o
the sale of common shares in this offering at an assumed public offering price of $       per share and to reflect the application of the net proceeds after deducting the estimated underwriting discounts and offering expenses;

o	the prepayment of $ million of debt with the net proceeds of this offering.

(Expressed in thousands of U.S. Dollars)	As at December 31, 2010	As at December 31, 2010 (as adjusted) (1)		As at December 31, 2010 (as further adjusted)
Debt:
Current portion of long term debt	$337,377	$326,884
Total debt	337,377	326,884
Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 34,200,673 shares issued and outstanding at December 31, 2010 and same as adjusted; shares issued and outstanding as further adjusted	322	322
Additional paid-in capital	282,118	282,118	(2)
Accumulated other comprehensive income	37	37
Accumulated deficit	(26,995)	(26,995)
Total equity	255,482	255,482
Total capitalization	$592,859	$582,366

1 There have been no significant changes since , 2011, as so adjusted.
2 Does not include the amortization of restricted stock of $0.6 million resulting from our equity incentive plan as the shares have already been issued.

All share and per share information above concerning our common stock does not reflect a reverse stock split, within the range of 1:2 to 1:10 shares, that we expect our Board to effect prior to the effectiveness of the registration statement of which this prospectus is a part.

DILUTION

Dilution or accretion is the amount by which the offering price paid by the purchasers of our common shares in this offering will differ from the net tangible book value per common share after the offering. The net tangible book value is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities. The historical net tangible book value as of December 31, 2010 was $255.5 million in total and $7.47 per share for the number of shares for the existing shareholders at the offering.

The as adjusted net tangible book value as of        would have been approximately $       million, or $       per common share if the issuance and sale by us of        common shares at $       per share in this offering, after deducting underwriting discounts and estimated offering expenses. This represents an immediate decrease in net tangible book value of $       per share to the existing shareholders and an immediate accretion in net tangible book value of $       per share to new investors.

The following table illustrates the pro forma per share accretion and decrease in net tangible book value as of       :

Public offering price per share of common stock	$
Net tangible book value per share before this offering		$7.47
Decrease in net tangible book value attributable to new investors in this offering	$
As adjusted net tangible book value per share after giving effect to this offering	$
Accretion per share to new investors	$

The following table summarizes, as of        on an as adjusted basis for this public offering, the differences between the number of common shares acquired from us, the total amount paid and the average price per share paid by the existing shareholders and the number of common shares acquired from us, the total amount paid and average price per share paid by you as a new investor in this offering, based upon the public offering price of $       per share.

	As Adjusted Shares Outstanding			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%		$	%	$
New investors *			%		$	%	$
Total *		100%			$100%		$
* Before deducting underwriting discounts and commissions and estimated expenses of $       million.

  SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected historical consolidated financial data and other operating data for the years ended December 31, 2006, 2007, 2008, 2009 and 2010. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included herein. The following selected historical consolidated financial data are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with GAAP and have been audited for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 by Deloitte, our independent registered public accounting firm.

	Year Ended December 31,
U.S. Dollars in thousands, except per share data	2006	2007	2008	2009	2010
STATEMENT OF OPERATIONS DATA
Revenues	310,043	252,259	257,380	107,979	90,875
Voyage expenses	55,351	59,414	38,656	3,372	2,468
Charter hire expense	96,302	94,118	53,684	10,827	480
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(8,110)	(15,610)	(18,707)	(7,799)	-
Lease termination expense				15,391	-
Vessel operating expenses	66,082	67,914	67,114	23,739	12,853
Dry-docking costs	39,333	25,094	10,036	4,602	4,103
Management fees-third parties	2,755	1,828	1,159	419	159
Management fees-related parties	-	-	-	-	3,131
General and administrative expenses	20,516	23,172	30,229	23,416	18,142
Gain on sale of vessels	(12,667)	(1,961)	(19,178)	-	(5,101)
Vessel Depreciation	35,266	27,408	32,664	31,585	32,376
Impairment on vessels	-	-	-	36,638	-

Total operating expenses	294,828	281,377	195,657	142,190	68,611
Operating income (loss)	15,215	(29,118)	61,723	(34,211)	22,264
Interest and finance costs	(27,030)	(19,518)	(25,764)	(13,969)	(14,776)
Loss on financial instruments	(2,145)	(3,704)	(12,024)	(2,081)	(5,057)
Interest income	3,022	3,248	1,831	235	136
Other (expense) income, net	(67)	16	(127)	(170)	(54)

Net (loss) income	(11,005)	(49,076)	25,639	(50,196)	2,513
(Loss) earnings per share, basic and diluted	$(1.16)	$(4.09)	$0.97	$(1.78)	$0.08
Weighted average common shares outstanding, basic	10,183,424	11,986,857	25,445,031	28,230,585	30,752,779
Weighted average common shares outstanding, diluted	10,183,424	11,986,857	25,445,031	28,230,585	30,777,413
Dividends declared per share	$23.13	-	-	-	-

	Year Ended December 31,
U.S. Dollars in thousands, except fleet data and average daily results	2006	2007	2008	2009	2010
BALANCE SHEET DATA
Current assets	72,799	102,161	57,088	3,787	3,420
Total assets	490,885	776,917	698,375	675,149	622,091
Current liabilities, including current portion of long-term debt	45,416	153,290	386,934	427,953	366,609
Total long-term debt, including current portion	218,052	438,884	342,479	399,087	337,377
Common Stock	108	205	283	311	322
Stockholders' equity	161,198	211,408	292,051	247,196	255,482

FLEET DATA
Total number of vessels at end of period	24.0	23.0	12.0	13.0	13.0
Average number of vessels(1)	26.7	22.4	18.8	13.7	13.1
Total calendar days for fleet(2)	9,747	8,176	6,875	5,008	4,781
Total available days for fleet(3)	8,837	7,562	6,610	4,813	4,686
Total operating days for fleet(4)	8,634	7,032	6,099	4,775	4,676
Total time charter days for fleet	6,223	4,720	4,729	2,841	2,076
Total bareboat charter days for fleet	-	-	335	1,934	2,555
Total spot market days for fleet	2,411	2,312	1,035	-	45
Fleet utilization(5)	97.70%	93.00%	92.30%	99.20%	99.80%

AVERAGE DAILY RESULTS
Time charter equivalent(6)	$29,499	$27,424	$35,862	$21,907	$18,907
Vessel operating expenses(7)	$6,780	$8,307	$9,762	$4,740	$2,688
General and administrative expenses(8)	$2,105	$2,834	$4,397	$4,676	$3,795
(1)
Average number of vessels is the number of vessels that constituted our fleet (including leased vessels) for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)
Calendar days are the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(3)
Available days are the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric, for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(4)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenue.

(5)
Fleet utilization is calculated by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization, for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

(6)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is consistent with industry standards and is determined by dividing time charter equivalent revenues or TCE revenues by operating days for the relevant time period. TCE revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The reconciliation of TCE revenues to shipping revenues is depicted in the following tables.

(7)
Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8)	Daily general and administrative expenses are calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

The following table reflects reconciliation of TCE revenues to revenues as reflected in the consolidated statements of operations and calculation of the TCE rate all amounts are expressed in thousands of U.S. Dollars, except for Average Daily Time Charter Equivalent amounts and Total Operating Days):

U.S. Dollars in thousands, except operating days figures and average daily results	2006	2007	2008	2009	2010
On a consolidated basis
Revenues	310,043	252,259	257,380	107,979	90,875
Less:
Voyage expenses	(55,351)	(59,414)	(38,656)	(3,372)	(2,468)

Time charter equivalent revenues	254,692	192,845	218,724	104,607	88,407

Total Operating days	8,634	7,032	6,099	4,775	4,676
Average Daily Time Charter Equivalent	$29,499	$27,424	$35,862	$21,907	$18,907

U.S. Dollars in thousands, except operating days figures and average daily results	2006	2007	2008	2009	2010
Tanker Fleet
Revenues	310,043	248,944	163,995	47,353	39,394
Less:
Voyage expenses	(55,351)	(59,253)	(34,215)	(1,118)	(1,277)

Time charter equivalent revenues	254,692	189,691	129,780	46,235	38,117

Total Operating days	8,634	6,991	4,357	2,989	2,927
Average Daily Time Charter Equivalent	$29,499	$27,134	$29,786	$15,468	$13,023

U.S. Dollars in thousands, except operating days figures and average daily results	2007	2008	2009	2010
Drybulk Fleet
Revenues	1,902	71,590	56,715	51,481
Less:
Voyage expenses	(161)	(4,441)	(2,254)	(1,191)

Time charter equivalent revenues	1,741	67,149	54,461	50,290

Total Operating days	41	1,742	1,786	1,749
Average Daily Time Charter Equivalent	$42,463	$38,547	$30,493	$28,754

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three years ended December 31, 2008, 2009 and 2010. You should read this section together with the consolidated financial statements including the notes to those financial statements for the periods mentioned above.

Overview

We are an international provider of seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

On October 1, 2010, we entered into a bareboat agreement to charter in the M/T Delos for five years at an average daily rate of $5,219.

On November 5, 2010, we sold M/T Dauntless for an amount of $20.1 million.

In response to a Nasdaq notification received in August 2010 that our common stock was in violation of its minimum bid price requirements, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, which authorization shall expire at the date of our 2011 annual general meeting of shareholders. During January 2011, we regained compliance with the Nasdaq requirement due to an increase in our common stock price. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011.

As of December 31, 2010, our fleet consisted of twelve owned vessels and one chartered-in vessel under a bareboat charter. This fleet includes eight Handymax tankers, one Supramax drybulk vessel, one Handymax drybulk vessel, and three Panamax drybulk vessels, with a total carrying capacity of 0.7 million dwt. As of December 31, 2009, our fleet consisted of thirteen owned vessels, comprised of the same vessel size classes and total carrying capacity as on December 31, 2010.

Segments

Since the acquisition of drybulk vessels in the fourth quarter of 2007, we have been analyzing and reporting our segment income for two segments: the tanker segment and the drybulk segment. Segment income consists of operating income per segment after deducting interest and finance costs for each segment.

Tanker segment: For the year ended December 31, 2009, revenues for this segment were $47.4 million and operating loss was $56.2 million. For the year ended December 31, 2010, revenues for this segment were $39.4 million and operating income was $10.3 million.

Drybulk segment: For the year ended December 31, 2009, revenues for this segment were $56.7 million and operating income was $18.2 million. For the year ended December 31, 2010, revenues for this segment were $51.5 million and operating income was $12.1 million.

Factors affecting our results of operations – all segments

We believe that the important measures for analyzing trends in the results of our operations for both tankers and drybulk vessels consist of the following:

• Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect both the amount of revenues and expenses that we record during that period.

• Available days. We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs, or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special or intermediate surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time, in the second quarter and first half of 2009. We have adjusted the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

• Operating days. We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

• Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time, in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have adjusted the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

• Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year-to-year basis. Fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Bareboat Charter Rates. Under a bareboat charter party, all operating costs, voyage costs and cargo-related costs are covered by the charterer, who takes both the operational and the shipping market risk.

• TCE Revenues / TCE Rates. We define TCE revenues as revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that presenting revenues net of voyage expenses neutralizes the variability created by unique costs associated with particular voyages or the deployment of vessels on the spot market and facilitates comparisons between periods on a consistent basis. We calculate daily TCE rates by dividing TCE revenues by operating days for the relevant time period. TCE revenues include demurrage revenue, which represents fees charged to charterers associated with our spot market voyages when the charterer exceeds the agreed upon time required to load or discharge a cargo. We calculate daily direct vessel operating expenses and daily general and administrative expenses for the relevant period by dividing the total expenses by the aggregate number of calendar days that we owned each vessel for the period.

In accordance with GAAP measures, we report revenues in our income statements and include voyage expenses among our expenses. However, in the shipping industry the economic decisions are based on vessels' deployment upon anticipated TCE rates, and industry analysts typically measure shipping freight rates in terms of TCE rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Consistent with industry practice, management uses TCE as it provides a means of comparison between different types of vessel employment and, therefore, assists decision making process.

Voyage Revenues

Tanker segment

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the duration of the charter, the age, condition and specifications of our vessels, levels of supply and demand in the global transportation market for oil products or bulk cargo and other factors affecting spot market charter rates such as vessel supply and demand imbalances.

Vessels operating on period charters, time charters or bareboat charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the short-term, or spot, charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market, either directly or through a pool arrangement, generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Under a time charter, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to Central Mare, one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

Under a bareboat charter, the vessel is chartered for a stipulated period of time which gives the charterer possession and control of the vessel, including the right to appoint the master and the crew. Under bareboat charters all voyage and operating costs are paid by the charterer. During 2009, we took delivery of six newbuilding product tankers all of which are on bareboat charters for a period between 7 and 10 years.

We have entered into a time charter contract and a pool agreement with the Dorado Tankers Pool Inc., or Dorado Pool, under which our vessel earns charterhire in accordance with a pool point formula as defined in the pool agreement. The pool agreement provides that charterhire will be paid 30 days in arrears. The amount of charterhire depends on the earnings that the pool has managed to achieve by chartering its vessels in the spot market. Preliminary charterhire will be based on the pool's then-current earnings and is not a guaranteed minimum rate. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on prevailing market conditions. The vessel's earnings will be adjusted quarterly according to its actual operating days in the pool.

As of the date of this report, two of our vessels are trading in the spot market. We may in the future operate additional vessels in the spot market until the vessels have been chartered under appropriate medium to long-term charters.

In 2008 and 2009, approximately 17% and 22%, respectively, of our total revenues from the tanker segment were derived from one charterer, ST Shipping and Transport Pte Ltd. In 2010, approximately 18% of our total revenues from the tanker segment were derived from one charterer, Daelim H&L Co. Ltd, or Daelim.

Drybulk segment

The factors affecting voyage revenues discussed above also apply to the drybulk segment, with the only differences being those that exist between oil and drybulk commodity market trends.

As of the date of this prospectus, four of our drybulk vessels were operating under time charters and one was operating under a bareboat charter.

Up to December 31, 2009, revenues related to drybulk vessels included amortization of the fair value of below-market acquired time charter liability. However, relevant revenues are considered unallocated for the purposes of analyzing and reporting our results of operations in two segments: tanker segment and drybulk segment. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Specifically, when vessels are acquired under such conditions, upon delivery of the vessel we allocate the total cost of the acquisition between the vessel and the fair value of the below-market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached period charter is computed as the present value of the difference between the contractual amount to be received over the term of the period charter and management's estimates of the market period charter rate at the time of acquisition. The fair value of below market period charter is amortized over the remaining period of the period charter as an increase to revenues.

In November and December 2007 and February 2008, we acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant), respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of its below market time charter of $16.1 million was written-off to the loss from the sale of the vessel. For the years ended December 31, 2008 and 2009, the amortization of the fair value of the time charter contracts totaled $21.8 million and $3.9 million, respectively. The fair value of the time charter contracts was fully amortized up to the second quarter of 2009.

In 2009, approximately 32% of our total revenues from the drybulk segment were derived from two charterers. These two charterers, Hanjin and Cosco, provided 18% and 14%, respectively, of our total revenues in 2009. In 2010, approximately 35% of our total revenues from the drybulk segment were derived from two charterers. These two charterers, Hanjin and Cosco, provided 19% and 16%, respectively, of our total revenues in 2010.

Voyage Expenses

Tanker segment

Voyage expenses primarily consist of port charges, including canal dues, bunkers (fuel costs) and commissions. All these expenses, except commissions, are paid by the charterer under a time charter or bareboat charter contract. The amount of voyage expenses are primarily driven by the routes that the vessels travel, the amount of ports called on, the canals crossed and the price of bunker fuels paid. This category was less significant in 2009 when compared to 2008 since all our tanker vessels were either on time charters or bareboat charters in 2009, as compared to 2008 when up to 11 of our vessels operated in the spot market. In the last quarter of 2010, voyage expenses increased slightly due to the fact that one of our tankers entered the spot market and another operated under a pool arrangement. This category can become significant in 2011, if these two tankers operate in the spot market.

Drybulk segment

Our drybulk vessels are operating under time charter or bareboat charter contracts and hence voyage expenses primarily consist of commissions on the time charters.

Charter Hire Expenses

Tanker segment

Through July 3, 2009 charter hire expenses consisted of lease payments for vessels sold and leased-back during 2005 and 2006 for periods between five to seven years, which leases were terminated during 2009. In October 2010, we entered into a bareboat charter-in agreement for M/T Delos that entails lease payments up to September 2015. For further information please see "Business – History and Development of the Company".

Drybulk segment

There were no charter hire expenses applicable to the drybulk segment.

Vessel Operating Expenses

Tanker and Drybulk segment

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses for vessels that we own or lease under our operating leases. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. We analyze vessel operating expenses on a U.S. Dollar / per day basis. Additionally, vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Dry-docking Costs

Tanker and Drybulk segment

Dry-docking costs relate to regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry-docking costs can vary according to the age of the vessel, the location where the dry-dock takes place, shipyard availability, local availability of manpower and material, the billing currency of the yard, the number of days the vessel is off-hire and the diversion necessary in order to get from the last port of employment to the yard and back to a position for the next employment. Please see "Note 2 – Significant Accounting Policies" in the accompanying financial statements. In the case of tankers, dry-docking costs may also be affected by new rules and regulations. For further information please see "Business – Environmental and Other Regulations".

Management Fees – Third Parties

Tanker and Drybulk segment

These costs relate to management fees to non-related parties.

Management Fees – Related Parties

Tanker and Drybulk segment

Except as noted below, since July 1, 2010, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter  agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. We have contracted the technical management and crewing of M/T Delos to TMS Tankers but these responsibilities will be transferred to Central Mare during the second quarter of 2011. For further information please see " Business – Management of the Fleet".

General and Administrative Expenses

Tanker and Drybulk segment

Our general and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our CEO, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of CEO, Chief Financial Officer, Executive Vice President and Chief Technical Officer. For further information please see "Note 5 – Transactions with Related Parties" in the accompanying financial statements.

General and administrative expenses are Euro denominated except for some legal fees and are therefore affected by the conversion rate of the U.S. Dollar versus the Euro. General and administrative expenses are allocated to different segments based on calendar days of vessels operated.

Interest and Finance Costs

Tanker and Drybulk segment

We have historically incurred interest expense and financing costs in connection with vessel-specific debt. Interest expense is directly related with the repayment schedule of our loans, the prevailing LIBOR and the relevant margin.

Since the fourth quarter of 2008, however, lenders have required provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate which in all cases is higher than LIBOR. Additionally, as part of our discussions with banks with regard to loan covenant breaches, we have agreed to increase the relevant interest margin on certain of our loans. For further information please see " – Liquidity and Capital Resources".

Inflation

Inflation has not had a material effect on our expenses. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel's present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the drybulk and tanker markets, the availability of relevant purchase candidates, and our general assessment of the prospects for the segments that we operate in.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate  agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price to identified tangible and intangible assets or liabilities based on their relative fair values. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate for an equivalent vessel and the contracted charter rate. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized as a reduction or increase to revenue over the remaining period of the charter.

In November and December 2007 and February 2008, we acquired the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant), respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43.3 million. The fair value of the time charter contracts was fully amortized up to the second quarter of 2009.

During 2010, we did not acquire any vessels with existing period charter arrangements.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers; and

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations. Our business is comprised of the following main elements:

•	employment and operation of our tanker and drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our tanker and drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	Charter rates and periods of charter hire for our tanker and drybulk vessels;

•	Utilization of our tanker and drybulk vessels (earnings efficiency);

•	levels of our tanker and drybulk vessels' operating expenses and dry-docking costs;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Results of operations for the fiscal years ended December 31, 2008, 2009 and 2010

The following table depicts changes in the results of operations for 2010 compared to 2009 and 2009 compared to 2008.

	Year Ended December 31,			Change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
	($ in thousands)			$	%	$	%
Voyage Revenues	257,380	107,979	90,875	(149,401)	-58.0%	(17,104)	-15.8%
Voyage expenses	38,656	3,372	2,468	(35,284)	-91.3%	(904)	-26.8%
Charter hire expense	53,684	10,827	480	(42,857)	-79.8%	(10,347)	-95.6%
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(18,707)	(7,799)	-	10,908	-58.3%	7,799	-100.0%
Lease termination Expense	-	15,391	-	15,391	-	(15,391)	-100.0%
Vessel operating expenses	67,114	23,739	12,853	(43,375)	-64.6%	(10,886)	-45.9%
Dry-docking costs	10,036	4,602	4,103	(5,434)	-54.1%	(499)	-10.8%
Depreciation	32,664	31,585	32,376	(1,079)	-3.3%	791	2.5%
Management fees-third parties	1,159	419	159	(740)	-63.8%	(260)	-62.1%
Management fees-related parties	-	-	3,131	-	-	3,131	-
General and administrative expenses	30,229	23,416	18,142	(6,813)	-22.5%	(5,274)	-22.5%
Gain on sale of vessels	(19,178)	-	(5,101)	19,178	-100.0%	(5,101)	-
Impairment on vessels	-	36,638	-	36,638	-	(36,638)	-100.0%
Expenses	195,657	142,190	68,611	(53,467)	-27.3%	(73,579)	-51.7%
Operating income (loss)	61,723	(34,211)	22,264	(95,934)	-155.4%	56,475	-165.1%
Interest and finance costs	(25,764)	(13,969)	(14,776)	11,795	-45.8%	(807)	5.8%
Loss on financial instruments	(12,024)	(2,081)	(5,057)	9,943	-82.7%	(2,976)	143.0%
Interest income	1,831	235	136	(1,596)	-87.2%	(99)	-42.1%
Other, net	(127)	(170)	(54)	(43)	33.9%	116	-68.2%
Total other expenses, net	(36,084)	(15,985)	(19,751)	20,099	-55.7%	(3,766)	23.6%
Net income (loss)	25,639	(50,196)	2,513	(75,835)	-295.8%	52,709	-105.0%

The table below presents the key measures of each of our segments for the each of the years 2008, 2009 and 2010 (also see "Note 4 – Segment Reporting" in the accompanying financial statements). Please see "Selected Financial Data" for a reconciliation of Average Daily TCE to revenues.

	12-months Ended December 31,			change
	2008	2009	2010	YE09 v YE08	YE10 v YE09
	($ in thousands)%				%
TANKER FLEET**
Total number of vessels at end of period	7.0	8.0	8.0	14.3%	0.0%
Average number of vessels	13.9	8.7	8.1	-37.4%	-7.1%
Total operating days for fleet under spot charters	1,035	-	45	-100.0%	-
Total operating days for fleet under time charters	3,322	1,420	692	-57.3%	-51.3%
Total operating days for fleet under bareboat charters	-	1,569	2,190	-	39.6%
Average TCE ($/day)	29,786	15,468	13,023	-48.1%	-15.8%

DRYBULK FLEET
Total number of vessels at end of period	5.0	5.0	5.0	0.0%	0.0%
Average number of vessels	4.9	5.0	5.0	2.5%	0.0%
Total operating days for fleet under time charters	1,407	1,421	1,384	1.0%	-2.6%
Total operating days for fleet under bareboat charters	335	365	365	9.0%	0.0%
Average TCE ($/day) *	38,547	30,493	28,754	-20.9%	-5.7%

TOTAL FLEET
Total number of vessels at end of period	12.0	13.0	13.0	8.3%	0.0%
Average number of vessels	18.8	13.7	13.1	-27.0%	-4.6%
Total operating days for fleet under spot charters	1,035	-	45	-100.0%	-
Total operating days for fleet under time charters	4,729	2,841	2,076	-39.9%	-26.9%
Total operating days for fleet under bareboat charters	335	1,934	2,555	477.3%	32.1%
Average TCE ($/day)*	35,862	21,907	18,907	-38.9%	-13.7%

* Amortization of Time Charter Fair Value is not included in the calculation of the Average TCE ($/day) of the drybulk fleet, but it is included in the total fleet consistent with our segment presentation.

** Includes owned and leased back vessels for 2008 and a bareboat chartered-in vessel for 2010.

Year On Year Comparison Of Operating Results

Revenues

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Revenues by Segment	($ in thousands)			$	%	$	%
Tanker Fleet	163,995	47,353	39,394	(116,642)	-71.1%	(7,959)	-16.8%
Drybulk Fleet	71,590	56,715	51,481	(14,875)	-20.8%	(5,234)	-9.2%
Unallocated	21,795	3,911	-	(17,884)	-82.1%	(3,911)	-100.0%
Consolidated Revenues	257,380	107,979	90,875	(149,401)	-58.0%	(17,104)	-15.8%

Tanker segment

2010 vs. 2009

During 2010, tanker revenues decreased by $8 million, or 16.8%, compared to 2009. This decrease is mainly a result of our lease unwinding strategy, which was concluded in 2009 with the termination of five leases resulting in a decrease in 2010 revenue by $12.1 million. In addition, 2010 revenue was lower by $3.0 million as a result of the decrease in the bareboat charter rate of the M/T's Ionian Wave and Tyrrhenian Wave. These decreases in revenue were partially offset by the full employment of our newbuilding vessels, which generated $8.2 million more revenue in 2010 than in 2009.

2009 vs. 2008

During 2009, tanker revenues decreased by $116.6 million, or 71.1%, compared to 2008. This decrease was mainly due to the decrease in the average number of tanker vessels that we operated, from 13.9 in 2008 to 8.7 in 2009, as a result of our lease unwinding strategy, which resulted in the termination of six leases, the sale of seven owned vessels during 2008 and the termination of five leases during 2009. The decrease in the revenues relating to the vessels sold and leases terminated in 2008 amounted to $117.7 million. The decrease in the revenues relating to the leases terminated in 2009 amounted to $21.0 million. These decreases in revenue were partially offset by an increase in revenues in 2009, which amounted to $22.4 million related to the newbuilding vessels delivered during 2009.

Drybulk segment

2010 vs. 2009

During 2010, drybulk vessel revenues decreased by $5.2 million, or 9.2%, compared to 2009 mainly as a result of the expiration of the charter for the vessel M/V Astrale, which had been earning $72,000 per day, and which was subsequently rechartered at a much lower rate. M/V Astrale's revenues decreased by $4.3 million, from $10.2 million in 2009, to $5.9 million in 2010. An additional decrease in drybulk vessel revenues of $1.6 million is related to the vessel M/V Cyclades, which underwent a special survey in 2010 that led to increased off-hire days.

2009 vs. 2008

During 2009, drybulk vessel revenues decreased by $14.9 million, or 20.8%, compared to 2008. This was mainly due to the lower charter rates achieved for the vessels M/V Amalfi and M/V Astrale in 2009 and the fact that the vessel M/V Bertram was sold in 2008, and therefore did not contribute to 2009 results.

Unallocated revenues

This amount refers to the amortization of the fair value of the time charter contracts of the drybulk vessels M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant). This amount is included in the total revenues but is excluded from segment revenue to be consistent with the way management evaluates segment performance and allocates resources. The amount was fully amortized by the end of 2009.

Expenses

1. Voyage expenses
	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Voyage Expenses by Segment	($ in thousands)				%		%
Tanker Fleet	34,215	1,118	1,277	(33,097)	-96.7%	159	14.2%
Drybulk Fleet	4,441	2,254	1,191	(2,187)	-49.2%	(1,063)	-47.2%
Consolidated Voyage Expenses	38,656	3,372	2,468	(35,284)	-91.3%	(904)	-26.8%

Voyage expenses primarily consist of port charges, including bunkers (fuel costs), canal dues and commissions.

Tanker segment

2010 vs. 2009

During 2010, voyage expenses increased by $0.2 million, or 14.2%, compared to 2009 mainly due to the fact that in the fourth quarter of 2010, the M/T Ioannis P operated in the spot market, which resulted in an increase in voyage expenses of $0.5 million. In addition, commissions on new building vessels amounted to $0.3 million. These increases were partially offset, mainly by the decrease in voyage expenses as a result of the termination of the last five leases, which amounted to $0.3 million and the decrease in voyage expenses of the M/T Dauntless in an amount of $0.3 million, related to the higher commissions of its previous charter and dry-dock related expenses.

2009 vs. 2008

During 2009, voyage expenses decreased by $33.1 million, or 96.7%, compared to 2008 mainly due to the decrease of the average number of our tanker vessels by 37.4% and the fact that during the year none of our vessels operated in the spot market. The decrease was a result of our lease unwinding strategy which resulted in the termination of six leases and the sale of seven owned vessels during 2008 and the termination of five leases during 2009. Voyage expenses incurred during 2009 relate entirely to charter commissions.

Drybulk segment

2010 vs. 2009

During 2010, voyage expenses decreased by $1.1 million, or 47.2%, compared to 2009 mainly due to address commissions.

2009 vs. 2008

During 2009, voyage expenses decreased by $2.2 million, or 49.2%, compared to 2008 mainly due to a decrease in commissions on the time charters in the amount of $1.7 million, which mainly resulted from the decrease in revenues under time charters for their respective vessels.

2. Charter hire expenses

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Charter Hire Expense by Segment	($ in thousands)				%	$	%
Tanker Fleet	53,684	10,827	480	(42,857)	-79.8%	(10,347)	-95.6%
Drybulk Fleet	-	-	-	-	-	-	-
Consolidated Charter Hire Expense	53,684	10,827	480	(42,857)	-79.8%	(10,347)	-95.6%

Tanker segment

2010 vs. 2009

During 2010, charter hire expense decreased by $10.3 million, or 95.6%, compared to 2009. This is due to the termination of the last five remaining leases during 2009 that led to expenses amounting to $10.8 million in 2009 and an offsetting increase of $0.5 million due to the bareboat charter-in of the M/T Delos in the fourth quarter of 2010.

2009 vs. 2008

During 2009, charter hire expense decreased by $42.9 million, or 79.8%, compared to 2008. A decrease  of $30.5 million was due to the termination of the six leases during 2008 and a decrease of $12.4 million was due to the termination of the remaining five leases during the first half of 2009.

Drybulk segment

There were no charter hire expenses applicable to the drybulk segment.

3. Lease Termination Expense

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08			YE10 v YE09
Lease Termination Expense by Segment	($ in thousands)					%			%
Tanker Fleet		15,391	-	15,391	-		(15,391)	-100.0%
Drybulk Fleet				-	-		-	-
Consolidated Lease Termination Expense	-	15,391	-	15,391	-		(15,391)	-

Tanker segment

2010 vs. 2009

In 2010 we did not have any lease termination expenses.

2009 vs. 2008

On June 24, 2009, we terminated the bareboat charters, initially entered into as part of the sale and leaseback deal in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fee and expenses, we also paid bareboat hire up to July 15, 2009 in the amount of $1.1 million. Furthermore, on July 3, 2009 we redelivered the M/T Relentless to its owners and paid a termination fee of $2.5 million as part of a termination agreement entered into on April 3, 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005.

Drybulk segment

There were no lease termination expenses applicable to the drybulk segment.

4. Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Amortization of Deferred Gain on Sale and Leaseback of Vessels and Write-off of Seller's Credit by Segment	($ in thousands)				%		%
Tanker Fleet	(18,707)	(7,799)	-	10,908	-58.3%	7,799	-100.0%
Drybulk Fleet	-	-		-	-	-	-
Consolidated Amortization of Deferred Gain on Sale and Leaseback of Vessels and Write-off of Seller's Credit	(18,707)	(7,799)	-	10,908	-58.3%	7,799	-100.0%

Tanker segment

2010 vs. 2009

Deferred gain on sale and leaseback of vessels was fully amortized in 2009.

2009 vs. 2008

During 2009, amortization of deferred gain decreased by $10.9 million, or 58.3%, compared to 2008. During 2009, amortization of deferred gain on sale and leaseback of vessels included $14.1 million in accelerated recognition of unamortized gain offset by the write off of $7.9 million of seller's credit, due to the termination of the remaining five leases. The 2009 amount also includes the annual deferred gain amortization of $1.6 million. During 2008, amortization of deferred gain on sale and leaseback of vessels included $4.4 million of annual amortization and $27.2 million of accelerated amortization representing unamortized gain resulting from the unwinding of six leases in 2008, offset by the $14.3 million of vessel sale related expenses.

Drybulk segment

Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit is not applicable to the drybulk segment.

5. Vessel Operating Expenses

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Vessel Operating Expenses by Segment	($ in thousands)				%		%
Tanker Fleet	56,272	15,032	6,090	(41,240)	-73.3%	(8,942)	-59.5%
Drybulk Fleet	10,842	8,707	6,763	(2,135)	-19.7%	(1,944)	-22.3%
Consolidated Vessel Operating Expenses	67,114	23,739	12,853	(43,375)	-64.6%	(10,886)	-45.9%

Vessel operating expenses include:

•	crew wages and related costs,

•	insurance,

•	repairs and maintenance,

•	spares and consumable stores,

•	tonnage taxes and value added tax, or VAT.

Tanker segment

2010 vs. 2009

During 2010, vessel operating expenses decreased by $8.9 million, or 59.5%, compared to 2009 due to our lease unwinding strategy which was concluded in 2009 with the termination of five leases, which resulted in a decrease in 2010 operating expenses of $8.7 million.

On a daily basis, average vessel operating expenses decreased in 2010 by $2,662 per day, or 56.4%, from 2009. This decrease can be partly attributed to the termination of five leases, during 2009, which lead to an overall decrease in operating expenses during 2010. In addition, the six newbuilding vessels added to our fleet during 2009 were chartered under bareboat charters and therefore had no effect on our operating expenses despite the fact that they increased the number of our vessel operating days in both 2009 and 2010, but more so during 2010. Crew costs decreased by $1,233 per day, or 54.1%,  repairs and maintenance decreased by $652 per day, or 73%, and spares and consumable stores decreased by $490 per day, or 48.6%, compared to 2009. Finally, during 2010 the daily insurance cost decreased by $284 per day, or 49% compared to 2009.

2009 vs. 2008

During 2009, average vessel operating expenses decreased by $41.2 million, or 73.3%, compared to 2008 mainly as a result of a 37.4% reduction in the average number of tanker vessels that we operated, from 13.9 tanker vessels in 2008 to 8.7 tanker vessels in 2009.

On a daily basis, vessel operating expenses decreased in 2009 by $6,322 per day, or 57.2%, from 2008. The decrease was partly a result of lower crew wages and related costs during 2009 representing $2,091 per day, or 47.9%, compared to 2008. Crew wages decreased due to a change in the mix of our crew during the second half of 2009. More specifically, all of our Greek crew was replaced with other nationalities during the second half of 2009. During 2009, repairs and maintenance decreased by $2,414 per day, or 73.0%, from 2008, mainly as a result of a decrease in unplanned repairs due to damages of $1,116 per day and decreased costs related to other repairs and maintenance of $728 per day, mainly resulting from the decrease in the average age and capacity of vessels. Also, during 2009, spares and consumable stores decreased by $1,225 per day, or 54.8% compared to 2008 as a result of decreased repairs and maintenance. Finally, during 2009 the daily insurance cost decreased by $638 per day, or 52.4%, compared to 2008 as a result of a decrease in the average number of vessels that we operated in 2009 relative to 2008, which offset the increased insurance premiums imposed.

Drybulk segment

2010 vs. 2009

During 2010, vessel operating expenses decreased by $1.9 million, or 22.3%, compared to 2009.

On a daily basis, vessel operating expenses decreased in 2010 by $1,065 per day, or 22.3%, from 2009. The decrease was partly a result of lower crew wages and related costs which decreased in 2010 by $358 per day, or 15.6%, from 2009 due to a renegotiation of our contacts with our manning agent. During 2010, repairs and maintenance decreased by $533 per day, or 65.9%, from 2009, mainly as a result of extraordinary repairs and maintenance for M/V Pepito in 2009 that we claimed from insurance in 2010, thus decreasing the related expense. Also, during 2010, spares and consumable stores decreased by $217 per day, or 20.4% compared to 2009, mainly due to the spares used for the extraordinary repairs and maintenance for M/V Pepito in 2009 and due to the special surveys of two Panamax and one Handymax drybulk vessels in 2010 that reduced the need for tactical maintenance of the three vessels during the year. Finally, during 2010 the daily insurance cost increased by $20 per day, or 3%, from 2009.

2009 vs. 2008

During 2009, vessel operating expenses decreased by $2.1 million, or 19.7%, compared to 2008.

On a daily basis, vessel operating expenses decreased in 2009 by $1,320 per day, or 21.7%, from 2008. The decrease was partly a result of lower crew wages and related costs which decreased in 2009 by $186 per day, or 7.5%, from 2008. During 2009, repairs and maintenance decreased by $841 per day, or 50.9%, from 2008, mainly as a result of the sale of M/V Bertram during the second half of 2008. Also, during 2009, spares and consumable stores decreased by $406 per day, or 27.6% compared to 2008, mainly due to the sale of M/V Bertram and the fact that 2008 was the first year of operation of the drybulk vessels, which was characterized by an increased need for spares and consumable stores. Finally, during 2009 the daily insurance cost increased by $77 per day, or 13.6%, from 2008 as a result of increased insurance premiums imposed.

6. Dry-docking costs

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Dry-docking Costs by Segment	($ in thousands)				%		%
Tanker Fleet	9,450	4,543	10	(4,907)	-51.9%	(4,533)	-99.8%
Drybulk Fleet	586	59	4,093	(527)	-89.9%	4,034	6837.3%
Consolidated Dry-docking Costs	10,036	4,602	4,103	(5,434)	-54.1%	(499)	-10.8%

Tanker segment

During 2010, no tanker vessels underwent any dry-docking.

During 2009, dry-docking costs decreased 51.9% to $4.5 million. Dry-docking costs in 2009 mainly related to the special surveys of two Handymax tankers that were completed in 2009.

During 2008, dry-docking costs amounted to $9.4 million. Dry-docking costs in 2008 mainly related to the special surveys of two Suezmax tankers and two Handymax tankers and the intermediate survey of one Suezmax tanker that was completed in 2008.

Drybulk segment

During 2010, dry-docking costs amounted to $4.1 million that related to the completion of the special surveys of two Panamax and one Handymax drybulk vessels.

During 2009, no drybulk vessels underwent any dry-docking.

During 2008, we completed the intermediate survey of one Panamax drybulk vessel.

7. Vessel Depreciation

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Vessel Depreciation by Segment	($ in thousands)				%		%
Tanker Fleet	13,867	12,580	13,371	(1,287)	-9.3%	791	6.3%
Drybulk Fleet	18,797	19,005	19,005	208	1.1%	-	0.0%
Consolidated Vessel Depreciation	32,664	31,585	32,376	(1,079)	-3.3%	791	2.5%

Tanker segment

2010 vs. 2009

During 2010, vessel depreciation increased by $0.8 million, or 6.3%, compared to 2009. This is due to the full employment of all our newbuilding vessels in 2010 that increased our depreciation expenses by $3.3 million, and an offsetting decrease of $2.3 million related to the recognition of an impairment charge for M/T's Dauntless and Ioannis P in 2009 that decreased the depreciable value of the vessels by a total of $36.6 million and another minor offsetting decrease of $0.2 million related to the sale of M/T Dauntless in the fourth quarter of 2010.

2009 vs. 2008

During 2009, vessel depreciation decreased by $1.3 million, or 9.3%, compared to 2008. This is due to a decrease of $9.5 million related to the seven owned Suezmax tankers that were sold during 2008, and an offsetting increase of $8.2 million related to the newbuilding vessels delivered during 2009.

Drybulk segment

2010 vs. 2009

Due to the fact that our drybulk fleet remained the same between the two years, there was no increase or decrease in the depreciation expense.

2009 vs. 2008

During 2009, vessel depreciation increased by $0.2 million or 1.1% compared to 2008. This is due to the increase of $1.7 million related to M/V Papillon (ex. Voc Gallant), M/V Astrale and M/V Pepito that were operating for the full year in 2009, which is offset by the decrease of $1.5 million, related to the sale of the M/V Bertram during 2008.

8. Management fees-third parties

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Management fees-third parties by Segment	($ in thousands)				%		%
Tanker Fleet	1,080	338	119	(742)	-68.7%	(219)	-64.8%
Drybulk Fleet	79	81	40	2	2.5%	(41)	-50.6%
Consolidated Management fees-third parties	1,159	419	159	(740)	-63.8%	(260)	-62.1%

Tanker segment

2010 vs. 2009

During 2010, sub-managers fees decreased by $0.2 million, or 64.8%, compared to 2009 due to the fact that from July 1, 2010 onwards our fleet was being managed by Central Mare. After July 1, 2010 we have not incurred any third party management fees. See "Management fees for related parties" section that follows.

2009 vs. 2008

During 2009, sub-managers fees decreased by $0.7 million, or 68.7%, compared to 2008 mainly due to the decrease in the average number of vessels of our fleet and the shift in technical management from third parties to Top Tanker Management. Specifically, as of December 31, 2009 the number of vessels under third party technical management was one compared to two as of December 31, 2008. Additionally, as of December 31, 2009 the number of vessels under third party crew management was two compared to nine as of December 31, 2008.

Drybulk segment

2010 vs. 2009

During 2010, sub-managers fees decreased by $0.04 million or 50.6%, compared to 2009 mainly due to the fact that from July 1, 2010 onwards our fleet was being managed by Central Mare and thus our third party management fees were effectively eliminated.

2009 vs. 2008

There was no significant change in the management fees in the drybulk segment during this period.

9. Management fees for related parties

Management fees for related parties include the management fees that the company pays to Central Mare and TMS Tankers. Please see "Note 5 – Transactions with Related Parties" in the accompanying financial statements. The below analysis combines tanker and drybulk vessel segments.

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08			YE10 v YE09
Management fees-related parties by Segment	($ in thousands)					%			%
Tanker Fleet	-	-	1,804	-	-		1,804	-
Drybulk Fleet	-	-	1,327	-	-		1,327	-
Consolidated Management fees-related parties	-	-	3,131	-	-		3,131	-

2010 vs. 2009

Except as set forth below, since July, 1 2010, our vessels have been managed by Central Mare, a related party controlled by the family of our CEO. Pursuant to a letter  agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries, Central Mare has been providing technical and commercial management for our vessels and has also been acting as our charter, sales and purchase broker. On October 1, 2010, we entered into a management agreement with TMS Tankers, a party related to one of our major shareholders, for the technical management and crewing of M/T Delos. Commercial management of the vessel was contracted to Central Mare as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager. In 2010 all fees payable to Central Mare under these management agreements amounted to $2.9 million and to TMS Tankers to $0.1 million. Please see "Related Party Transactions - Central Mare Letter Agreement Management Agreements and Other Agreements" for further details.

2009 vs. 2008

Not applicable.

10. General and Administrative Expenses

General and administrative expenses include executive compensation paid to Central Mare, a related party controlled by the family of our CEO, for the provision of our executive officers, office rent, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, non-cash stock compensation, and corporate overhead. Central Mare provides the services of the individuals who serve in the position of CEO, Chief Financial Officer, Executive Vice President and Chief Technical Officer. For further information, please see "Note 5 – Transactions with Related Parties" in the accompanying financial statements.

The below analysis, combines tanker and drybulk vessel segments.

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
General and Administrative Expenses by Segment	($ in thousands)				%		%
Tanker Fleet	22,474	14,914	11,055	(7,560)	-33.6%	(3,859)	-25.9%
Drybulk Fleet	7,856	8,437	6,921	581	7.4%	(1,516)	-18.0%
Unallocated	(101)	65	166	166	-164.4%	101	155.4%
Consolidated General and Administrative Expenses	30,229	23,416	18,142	(6,813)	-22.5%	(5,274)	-22.5%

2010 vs. 2009

During 2010, our general and administrative expenses decreased by $5.3 million, or 22.5%, compared to 2009. This decrease is mainly due to a reduction in manager and employee related expenses by $2.3 million as a result of the contracting of operational, technical and commercial functions to Central Mare from July 1, 2010 that led to a more cost effective operating structure and reduced overhead expenses. Also, during 2010, stock based compensation expense decreased by $1.4 million, mainly due to the difference in grant date fair value of awards granted to the senior management and directors. Additionally, bonuses decreased by $0.8 million, legal & consulting fees decreased by $0.6 million, audit expenses decreased by $0.4 million, travelling expenses decreased by $0.2 million and Nasdaq related fees & expenses decreased by $0.1 million.

2009 vs. 2008

During 2009, our general and administrative expenses decreased by $6.8 million, or 22.5%, compared to 2008. This decrease was attributed primarily to a decrease in salaries and related costs of $3.6 million during 2009 due to a decrease in the average number of employees from 92 in 2008 to 59 in 2009.  Also, during 2009, stock based compensation expense decreased by $1.6 million from $5.1 million in 2008 to $3.5 million in 2009, mainly related to the difference in grant date fair value of awards granted to the senior management and directors, offset by the accelerated vesting due to board member resignations in 2009 (See "Management – Compensation of Directors and Senior Management"). Finally, during 2009, our audit expenses decreased by $1.5 million from 2008.

11. Gain on sale of vessels

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Gain on Sale of Vessels by Segment	($ in thousands)				%			%
Tanker Fleet	(21,347)	-	(5,101)	21,347	-100.0%	(5,101)	-
Drybulk Fleet	2,169	-	-	(2,169)	-100.0%	-	-
Consolidated Gain on Sale of Vessels	(19,178)	-	(5,101)	19,178	-100.0%	(5,101)	-

Tanker segment

During 2010 we recognized a gain of $5.1 million from the sale of M/T Dauntless.

During 2009, we did not sell any tanker vessels.

During 2008 we recognized a total gain of $19.4 million from the sale of M/T Edgeless, M/T Ellen P, M/T Limitless and M/T Endless, a gain of $1.8 million from the sale of M/T Stormless, and a gain of $0.6 million from the sale of M/T Noiseless.

Drybulk segment

During 2010, we did not sell any drybulk vessels.

During 2009, we did not sell any drybulk vessels.

During 2008 we recognized a loss of $2.2 million from the sale of M/V Bertram in April 2008.

12. Interest and Finance Costs

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Interest and Finance Costs by Segment	($ in thousands)				%		%
Tanker Fleet	(11,888)	(7,692)	(10,448)	4,196	-35.3%	(2,756)	35.8%
Drybulk Fleet	(13,876)	(5,519)	(4,175)	8,357	-60.2%	1,344	-24.4%
Unallocated		(758)	(153)	(758)	-	605	-79.8%
Consolidated Interest and Finance Costs	(25,764)	(13,969)	(14,776)	11,795	-45.8%	(807)	5.8%

Tanker segment

2010 vs. 2009

During 2010, interest and finance costs increased by $2.8 million, or 35.8% compared to 2009. The increase is mainly due to an increase of $1.2 million in loan interest expenses relating to the financing of the newbuilding vessels that were delivered in the first half of 2009 and an amount of $1.5 million which constitutes the amortization of the debt discount relating to convertible loans. The debt discount represents the portion of debt that is convertible into equity where the conversion price per share is less than the market value of the common stock at the commitment date. For further information, please see "Note 12 – Debt – Other Loans" in the accompanying financial statements.

2009 vs. 2008

During 2009, interest and finance costs decreased by $4.2 million, or 35.3% compared to 2008. The decrease is mainly due to the loan prepayment of $97.7 million associated with the sale of tanker vessels M/T Edgeless, M/T Ellen P and M/T Stormless in 2008, which resulted in a decrease of $3.8 million in loan interest expenses and the loan prepayment of $100.1 million associated with the sale of tanker vessels M/T Noiseless, M/T Limitless, M/T Endless and M/T Stainless in 2008, which resulted in a decrease of $3.1 million in loan interest expenses. These decreases were partially offset by an increase of $4.5 million in loan interest expenses relating to the financing of newbuilding vessels.

Also, during 2009, there was a decrease in amortization of finance fees in a net amount of $1.2 million. This decrease relates to a decrease in finance fees associated with vessels sold during 2008 and a decrease related to the loan associated with vessels M/T Dauntless and M/T Ioannis P. During 2008, relevant amortization for this loan was accelerated due to restructuring. Finally, these decreases were offset by an increase during 2009 related to finance fees of newbuilding vessels.

Drybulk segment

2010 vs. 2009

During 2010, interest and finance costs decreased by $1.3 million, or 24.4% compared to 2009. The decrease is mainly due to the reduction in the outstanding balance of the loans for all our drybulk vessels and a decrease in the LIBOR rates, which resulted to a decrease in interest expenses of $0.9 million. Furthermore, in 2010, the amortization of finance fees decreased by $0.3 million in 2010, mainly due to the restructuring of vessel's M/V Astrale loan in 2009, which led to accelerated amortization of the vessel's fees in the same year.

2009 vs. 2008

During 2009, interest and finance costs decreased by $8.4 million, or 60.2% compared to 2008. The decrease is mainly due to (i) decrease in LIBOR rates, associated with the loans of M/T Astrale, M/T Pepito, M/T Cyclades, M/T Papillon (ex Voc Gallant) and M/T Amalfi, which reduced interest and finance costs by $4.6 million, (ii) lower average interest rate as of December 31, 2009 of 3.30% compared to 4.54% as of December 31, 2008, and (iii) a decrease in interest and finance costs of $0.7 million relating to the vessel Bertram which was sold during 2008. In addition, an amount of $1.2 million was charged as interest in 2008 related to the drybulk vessel M/V Astrale's capital lease entered into in February 2008 for two months before the vessel was acquired. Finally, there was a decrease in amortization of finance fees of vessel M/V Amalfi of an amount of $2.0 million. This decrease is mainly related to a decrease in finance fees which were higher in 2008 due to write-off, as a result of amendments of loan terms.

Unallocated

During 2010, interest and finance costs decreased by $0.6 million or 79.8% compared to 2009. This decrease is mainly due to the foreign currency gain from a bridge loan denominated in Euros, which amounted to $0.2 million and the decrease in amortization of financing fees for the same bridge loan, which amounted to $0.4 million.

Other Income or Expenses Not Allocated to Segments

Our management does not review the gain / (loss) on financial instruments and interest income by segment.

13. Segment Income

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Segment Income (loss)	($ in thousands)				%		%
Tanker Fleet	1,119	(63,921)	(159)	(65,040)	-5812.3%	63,762	-99.8%
Drybulk Fleet	12,944	12,653	7,966	(291)	-2.2%	(4,687)	-37.0%
Unallocated	21,896	3,088	(319)	(18,808)	-85.9%	(3,407)	-110.3%
Consolidated Segment income (loss)	35,959	(48,180)	7,488	(84,139)	-234.0%	55,668	-115.5%

Tanker segment

2010 vs. 2009

During 2010, segment loss decreased by $63.8 million, or 99.8%, compared to 2009.

2009 vs. 2008

During 2009, segment income decreased by $65 million, or 5,812.3%, compared to 2008.

Drybulk segment

2010 vs. 2009

During 2010, segment income decreased by $4.7 million, or 37.%, compared to 2009.

2009 vs. 2008

During 2009, segment income decreased by $0.3 million, or 2.2% compared to 2008.

Unallocated

2010 vs. 2009

During 2010, segment income decreased by $3.4 million, or 110.3%, compared to 2009.

2009 vs. 2008

During 2009, segment income decreased by $18.8 million or 85.9% compared to 2008.

14. Gain / (loss) on financial instruments

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08			YE10 v YE09
Gain / (loss) on Financial Instruments	($ in thousands)				$	%		$	%
Fair value change on financial instruments	(10,650)	2,635	865	13,285		-124.7%	(1,770)		-67.2%
Swap Interest	(1,374)	(4,716)	(5,922)	(3,342)		243.2%	(1,206)		25.6%
Total Gain / (loss) on Financial Instruments	(12,024)	(2,081)	(5,057)	9,943		-82.7%	(2,976)		143.0%

2010 vs. 2009

During 2010, fair value change in financial instruments decreased by $1.8 million, or 67.2% compared to 2009 due to the deterioration of expectations for future LIBOR rates that prevailed in the first nine months of the year, which had an adverse effect on the valuation of our swaps. This was partially offset by the decrease of the time to maturity of our swap contracts and an improvement in the expectations of future LIBOR rates that occurred in the fourth quarter of 2010, which had a positive effect on our swap valuations. Please see "– Quantitative and Qualitative Disclosures About Market Risk" for further information.

During 2010, swap interest increased by $1.2 million, or 25.6% compared to 2009, mainly due to the decrease in LIBOR rates.

2009 vs. 2008

During 2009, fair value change in financial instruments decreased by $13.3 million, or 124.7% compared to 2008.  During 2009, the fair value of our swaps increased by $19.0 million due to more favorable valuations of our swap contracts as a result of an expectation of higher LIBOR rates in the future, as evidenced by forward rates. This positive change was partially offset by the decrease relating to the gain of $5.6 million as a result of the termination of a derivative product in the fourth quarter of 2008. Please see "– Quantitative and Qualitative Disclosures About Market Risk" for further information.

During 2009, swap interest increased by $3.3 million, or 243.2%, compared to 2008, mainly due to decreased LIBOR rates.

15. Interest Income

	Year Ended December 31,			change
	2008	2009	2010	YE09 v YE08		YE10 v YE09
Interest Income	1,831	235	136	(1,596)	-87.2%	(99)	-42.1%
Consolidated Interest Income	1,831	235	136	(1,596)	-87.2%	(99)	-42.1%

2010 vs. 2009

During 2010, interest income decreased by 42.1% to $0.1 million from $0.2 million during 2009. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

2009 vs. 2008

During 2009, interest income decreased by 87.2% to $0.2 million from $1.8 million during 2008. This decrease is mainly due to the decrease in the amounts kept under time deposits and relevant interest rates.

Liquidity and Capital Resources

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at the market sales, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities.

In December 2007 and April 2008, we raised a total of $120.0 million of equity capital to fund our diversification into the drybulk sector and our newbuilding program. Additionally, in 2008 we sold seven Suezmax tankers and one Panamax drybulk vessel for an aggregate sale price of $380.5 million.

Also in 2008, we refinanced our six newbuilding product tankers , which we bareboat chartered to three major charterers at fixed rates for periods of seven to ten years. With respect to these vessels, these bareboat charters reduce our long-term market risk and eliminate our operational risk for that period.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Our practice has been to acquire tankers and drybulk vessels using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels.  Future acquisitions are subject to management's expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources.

As of December 31, 2010, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $343.7 million, which after excluding unamortized financing fees of $4.0 million and unamortized debt discount of $2.3 million, amounts to $337.4 million, maturing from 2011 through 2019.

As of December 31, 2010, our cash balances amounted to $17.6 million, all of which is classified as restricted cash. Of this amount, $15.1 million is inaccessible to the Company as a result of being pledged, blocked or held as cash collateral. The remaining $2.5 million is restricted solely as a result of our overall cash position not meeting the targets set by the loan covenants and we are permitted to use these funds for working capital purposes.

Breach of Loan Covenants

As of December 31, 2010, we were in breach of loan covenants relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth and asset cover with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all our bank facilities, we were in breach of all loan facilities and have classified all our debt and financial instruments as current, as discussed in Note 12 to our consolidated financial statements included in this prospectus. See also below under "Working Capital Requirements and Sources of Capital".

A violation of covenants constitutes an event of default under our credit facilities, which would, unless waived by our lenders, provide our lenders with the right to require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet and accelerate our indebtedness, which would impair our ability to continue to conduct our business.   We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due.

For details of credit facilities as of December 31, 2010 and discussion regarding waivers see " – Contractual Obligations – (1) Debt Facilities".

Working Capital Requirements and Sources of Capital

As of December 31, 2010, we had a working capital deficit (current assets less current liabilities) of $363.2 million assuming acceleration of our debt and financial instruments by our lenders. This working capital deficit consisted of the following (figures in millions):

Total current assets	$3.4

Current portion of debt	$32.8

Current portion of debt (previously categorized as long term)	$304.6

Other current liabilities	$16.3

Current portion of financial instruments	$4.1

Current portion of financial instruments (previously categorized as long term)	$8.8

Total current liabilities (assuming acceleration of our debt and financial instruments by our lenders)	$366.6

Working capital deficit	$363.2

Add other capital requirements for the coming 12 months:

Operating lease payments	$3.0

Payments under management agreements	$6.5

Less:

Restricted cash	($17.6)

Cash shortfall (Working capital deficit plus other capital requirements assuming acceleration of our debt and financial instruments by our lenders less restricted cash to be used against debt repayment )	$355.1

We do not believe that our lenders will demand payment of the loans before their respective maturity dates as a result of our covenant breaches. Under this assumption, our material capital requirements in the coming 12 months are expected to be as follows (figures in millions):

Scheduled debt repayments (as of December 31, 2010)	$35.2

Interest payments (debt and swaps)	$14.5

Lease payments	$3.0

Payments under management agreements	$6.5

Total material capital requirements:	$59.2

Our operating cash flow for 2011 is expected to decrease compared to 2010 mainly due to the redelivery of the M/V Cyclades during the second quarter of 2011. The M/V Cyclades was earning a daily rate of $54,250 until April 4, 2011, when it was delivered to its present charterers, and since then has been earning a daily rate of $20,000.  Based on our cash flow projections for 2011, cash provided by operating activities is expected to amount to $29.0 million and is not sufficient to cover scheduled debt repayments as of December 31, 2010.

Our cash flow could improve if actual charter rates during the year prove to be higher than the expected rates that we have used in our projections, thereby improving the revenues of the vessels that have spot market exposure, but this is a parameter outside of management's control. Cash flow could also improve by deferring part of our debt repayments into future years or by releasing funds held under pledges. If we are unable to partly defer our loan repayments and / or release funds held under pledges, we will examine the option of raising capital through equity and debt offerings or asset sales as a last resort. Given the high quality of assets and charters that we have in our portfolio, the sale of a tanker vessel provides us with a realistic last resort alternative to provide us with necessary liquidity.

As of the date of this report, discussions with certain lenders are already in progress and in certain cases our cash flow has already improved. See Section  "(1) Debt facilities" below under "Tabular Disclosure of Contractual Obligations" for a discussion of our progress with each lender.

Cash Flow Information

Unrestricted cash and cash equivalents were $0.0 as of December 31, 2010 and December 31, 2009. All of our cash is restricted due to minimum liquidity covenant requirements.

NET CASH PROVIDED BY OPERATING ACTIVITIES-increased by $29 million or 441.39% for 2010 to $35.6 million compared to $6.6 million for 2009. This increase is primarily due to the absence in 2010 of lease termination expenses that amounted to $15.4 million in 2009. Furthermore the difference is also attributable to a more efficient operation of our fleet, since the reduction of revenue by $17.1 million, or 15.8%, in 2010 as compared to 2009 was accompanied by a higher decrease in related expenses, mainly charter hire expenses that decreased by $10.3 million, or 95.6%, vessel operating expenses that decreased by $10.9 million, or 45.9% and voyage expenses that decreased by $0.9 million, or 26.8%. Finally the outsourcing of all of the commercial and technical management of the Company's vessels to Central Mare led to an overall saving in the general and administrative expenses that when aggregated with the management fees to related parties decreased by $2.4 million, or 10.1%.

In 2009, net cash provided by operating activities decreased by 44.49% to $6.6 million compared to $11.8 million in 2008. This decrease was attributed to the overall decrease in operating income by $95.9 million, or 155.4%, which resulted in a $34.2 million operating loss in 2009, compared to an operating income of $61.7 million in 2008. The operating loss in 2009 includes net expenses of $12.2 million, relating to the termination of leases and the impairment charge of $36.6 million. The remainder of the decrease is mainly a result of the decrease in revenues relating to the decrease in the average number of tanker vessels that we operated, from 13.9 in 2008 to 8.7 in 2009, the lower rates achieved for vessels M/V Amalfi and M/V Astrale in 2009 and the fact that vessel M/V Bertram was sold in 2008, and, therefore, did not contribute to 2009 results, partly offset by a related decrease in expenses.

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES– net cash provided by investing activities during 2010 was $25.7 million, consisting primarily of $19.4 million collected from the sale of M/T Dauntless, $4.6 million from a decrease in restricted cash and $1.3 million that we collected from the settlement of insurance claims in our favor.

Net cash used in investing activities for 2009 was $104.4 million, primarily due to $136.7 million relating to advances for our six newbuilding product tankers (representing payment of the third installment for one vessel, the fourth installment for four vessels and the delivery installment for six vessels in an aggregate amount of $133.3 million and capitalized interest and expenses of $3.4 million). Net cash provided by investing activities was $30.3 million primarily relating to a decrease in restricted cash of $20 million due to the termination of sale and leaseback transactions and a decrease of $4.8 million relating to the change in the minimum liquidity of our revolving credit facility with Royal Bank of Scotland, or RBS. For 2008, we had net cash provided by investing activities of $58.6 million, primarily due to net proceeds from the sale of vessels totaling $338.1 million. Specifically, during 2008 we sold seven Suezmax tankers and one Panamax drybulk vessel.  Also, during 2008, we invested $118.1 million upon delivery of two of our drybulk vessels (representing payment of the remaining purchase price of $115.6 million and capitalized expenses of $2.5 million) and $114.3 million as advances for vessels under construction for our six newbuilding product tankers (representing payment of the second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109.2 million and capitalized interest and expenses of $5.1 million).

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES-

Net cash used in financing activities for 2010 was $61.5 million, consisting primarily of $40.7 million of scheduled debt repayments, $24.0 million of debt prepayments relating to the sale of M/T Dauntless (for $19.5 million) as well as the restructuring of the DVB bridge loan facility and an offsetting cash inflow of $4 million from new bridge loans (Laurasia Trading and Santa Lucia Holdings).

Net cash provided by financing activities in 2009 was $51.6 million, consisting of $111.7 million of new bank loans relating to installments of our six newbuildings and the issuance of 2,230,000 shares of common stock under the SEDA with YA Global, with total net proceeds, after commissions, in the amount of $2.6 million. These inflows were offset by total loan repayments of $54.3 million. In 2008, the net cash used in financing activities was $50.2 million, consisting of total loan repayments of $368.6 million relating to sold vessels offset by the draw down of $271.2 million of new bank loans relating to the purchase of drybulk vessels and installments of newbuildings and the private placement of 7.3 million unregistered shares of common stock for aggregate proceeds of approximately $51.0 million.

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010, in millions of $:

		Payments due by period

			1-3	3-5	More than
Contractual Obligations:	Total	Less than 1 year	years	years	5 years

(1) (i) Long term debt A	$343.7	$343.7
(ii) Interest B	$14.5	$14.5
(2) Operating leases C	$4.8	$0.6	$1.3	$1.3	$1.6
(3) Lease Payments under M/T Delos D	$8.5	$2.4	$3.9	$2.2	$0.0
(4) Vessel Management Fees to Central Mare Inc E	$22.9	$4.7	$10.2	$8.0	$0.0
(5) Other Management Fees to Central Mare Inc F	$8.4	$1.8	$3.7	$2.9	$0.0
Total	$402.8	$367.7	$19.1	$14.4	$1.6

A.     Relates to the outstanding balance as of December 31, 2010, consisting of 1(a) ($26.9 million), 1(b) (i) ($42.4 million), 1(b) (ii) ($94.3 million), 1(c) (i) ($26.5 million), 1(c) (ii) ($57.5 million), 1(d) (i) ($23.0 million), 1(d) (ii) ($34.8 million), 1(e) ($34.3 million), 1(f) ($0.0 million) 1(g) ($2.0 million) and 1(h) ($2.0 million), discussed below.

B.     Interest payments are calculated using the Company's average going interest rate of 4.23% as of December 31, 2010, which takes into account additional interest expense from interest rate swaps, applied on the amortized debt as presented in the table above.

C. Relates to the minimum rentals payable for the office space.
D. Relates to remaining lease payments for M/T Delos.
E.      Relates to our obligation for fees per vessel per day or per annum for  thirteen of our vessels under our management contracts with Central Mare. These fees cover the provision of technical and commercial management, insurance services, information-system related services and services in connection with compliance to the Section 404 of the Sarbanes-Oxley Act of 2002. We have assumed no changes in the number of vessels, an annual increase of 3% as provided by the relative agreements and no changes in the U.S. Dollar to Euro exchange rate (assumed at 1.33 USD/Euro). Each agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice. For further information, please see "Related Party Transactions – Central Mare Letter Agreement, Management Agreements, and Other Agreements."

F.      Relates to our obligation for fees of Euro 1.3 million (approximately $1.8 million based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) per year under our Letter Agreement with Central Mare for the cost of providing accounting and reporting services to our company. This fee is adjusted upwards 3% per annum. The agreement has an initial term of five years after which it will continue to be in effect until terminated by either party subject to twelve months advance notice. For further information, please see "Related Party Transactions – Central Mare Letter Agreement, Management Agreements, and Other Agreements."

(1) Debt Facilities:

(a) RBS Revolving Credit Facility:

As of December 31, 2010, the outstanding amount under the RBS revolving credit facility was $26.9 million payable in 11 consecutive quarterly installments as follows: (i) two installments of $0.58 million, starting in February, 2011; (ii) nine installments of $0.94 million; and (iii) a balloon payment of $17.28 million payable together with the last installment in August 2013.

Additional terms and conditions of the RBS credit facility are as follows:

During 2007, the interest rate on the RBS credit facility was 85 basis points over LIBOR. From March 26, 2008, the interest rate was adjusted to 125 basis points over LIBOR. On July 30, 2009, the Company amended the loan with RBS and adjusted the margin to 2.5%. The RBS credit facility is collateralized by a first preferred mortgage on the M/T Ioannis P as of December 31, 2010.

The RBS credit facility contains, among other things, various financial covenants, including (i) security value maintenance whereby the market value of the mortgaged vessel and the market value of any additional security is required to be greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps, (ii) adjusted net  worth required to be greater than or equal to $250.0 million and greater than 35% of total assets, (iii) EBITDA required to be greater than 120% of fixed charges (excluding one off lease termination fees paid in June and July 2009 for the termination of the remaining 5 leased vessels), (iv) minimum liquid funds of $15.0 million overall and the higher of $5.0 million or $0.4 million per vessel unencumbered (i.e. not blocked specifically as security for obligations) and (v) a minimum balance of $0.1 million to be maintained in the operating account.

Furthermore, the facility includes a cash sweep mechanism whereby 75% of any surplus cash on each repayment date, earned by M/T Ioannis P will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Surplus cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative expenses capped at $10,500 per day, (ii) scheduled capital repayments and (iii) loan interest and swap interest payments.

The RBS credit facility also contains general covenants that require us to maintain adequate insurance coverage and obtain the bank's consent before we incur new indebtedness that is secured by the vessels mortgaged thereunder. In addition, the RBS credit facility prohibits us, without the lender's consent, from appointing a CEO other than Mr. Evangelos Pistiolis and requires that the vessel mortgaged thereunder be managed by a company acceptable to the lender. We are permitted to pay dividends under the RBS credit facility so long as we are not in default of a loan covenant. Finally, the RBS credit facility contains a cross-default provision with other facilities.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the security value maintenance covenant, the EBITDA covenant and the minimum liquid funds covenant.

During April 2011, we entered into a preliminary agreement with RBS according to which, and subject to execution of definitive documents, we will amend the current repayment schedule so that our 2011 capital repayments are reduced by $2.0 million and our 2012 capital repayments are reduced by $2.8 million. Reduced amounts from existing capital repayment schedule will be transferred to the final balloon payment of the facility in August 2013.

Upon execution of final documentation we will also amend the minimum security and financial covenants to lower levels than the ones currently in place. Had these levels been in effect as of December 31, 2010, we would not have been in breach of security value maintenance, the EBITDA and the minimum liquid funds covenants.

In addition, we will offer a pledge in Top Ships shares to RBS at a minimum value of $5 million. This pledge will only serve as security and will be cancelled once the facility has been repaid.

We are currently in discussions with the bank regarding these breaches and we are currently finalizing a restructuring of the repayment schedule of our facility. This restructuring, when concluded, is expected to reduce quarterly installments to $0.25 million and the shortfall from the current repayment schedule to be transferred to the balloon payment in August 2013.

As of December 31, 2010, we had two interest rate swaps with RBS. For a full description of our interest rate swap agreements, see "-Quantitative and Qualitative Disclosures about Market Risk".

(b) HSH Credit Facilities:

(i) Loan of an initial amount of $95.0 million: On November 8, 2007, we entered into a $95.0 million secured term loan facility with HSH Nordbank AG, or HSH, to partially finance the acquisition of the M/V Bertram, M/V Amalfi and M/V Papillon (ex Voc Gallant). As of December 31, 2010, $42.4 million remained outstanding under the facility.

M/V Bertram: On November 9, 2007, we drew down $28.1 million on our $95.0 million secured term loan with HSH to purchase the M/V Bertram.  In December 2007, we used $1.5 million from the net proceeds of our December 5, 2007 equity offering to pay down outstanding debt under the loan. Following the sale of the vessel in April 2008, the $26.5 million then outstanding under the loan was fully repaid.

M/V Amalfi: On December 27, 2007, we drew down $28.7 million on our $95.0 million secured term loan with HSH to purchase the M/V Amalfi. In December 2007, we used $1.6 million from the net proceeds of our December 5, 2007 equity offering to pay down our outstanding debt under the loan. As of December 31, 2010, our outstanding debt under the loan totaled $20.5 million, payable in 16 consecutive quarterly installments of approximately $0.54 million, starting in March 2011, and a balloon payment of $11.9 million payable together with the last installment in December 2014.

M/V Papillon (ex Voc Gallant): On February 1, 2008, we drew down $33.2 million on our $95.0 million secured term loan with HSH to purchase the M/V Papillon. As of December 31, 2010, our outstanding debt under the loan totaled $21.9 million, payable in 17 consecutive quarterly installments of approximately $0.50 million, starting in February 2011 and a balloon payment of $13.4 million payable together with the last installment in February 2015.

The credit facility bears interest at LIBOR plus a margin. Until March 27, 2008 the margin was 100 basis points over LIBOR. From March 28, 2008 until March 24, 2009 the margin was adjusted to 135 basis points over LIBOR as a result of the waiver received for our breach of the EBITDA covenant during 2008. According to the amendment of the loan agreement dated May, 11, 2009, from March 24, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. As of the date of this prospectus, due to covenant breaches, the margin has not been reset to the initial loan agreement levels and it continues to be 250 basis points over LIBOR.

The facility contains, among other things, various financial covenants, including (i) at any time after March 31, 2010, an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. As per the initial loan agreement the minimum required percentage had been set at 130% for the first four years up to November 2011 and 135% from then on until maturity, (ii) market value adjusted net worth required to be greater than or equal to $125.0 million  up to March 31, 2010 and $250.0 million, thereafter and greater than or equal to 15% of total assets up to March 31, 2010, and 35% of total assets, thereafter, (iii) beginning on March 31, 2010 and at all times thereafter, EBITDA required to be greater than 120% of fixed charges, and (iv) minimum liquid funds of $25.0 million until March 31, 2010 inclusive of all pledged deposits and cash held with all banks and afterwards minimum liquid funds of $25.0 million or $0.5 million per group vessel that are free of any security interest.

Furthermore, the facility provides for a cash pledge that originally amounted to $6.5 million and was intended to be applied against future installments as follows; 50% pro rata against the eight installments starting from February 2010, and 50% pro rata against all remaining installments of the facility including the balloon payment. As of the date of this prospectus, this cash pledge amounts to $2.9 million.

 (ii) Loan of an initial amount of $121.3 million: On October 1, 2008, we entered into a $121.3 million secured term loan facility with HSH to partially finance the construction costs of the newbuilding product tankers M/T Miss Marilena, M/T Tyrrhenian Wave and M/T Britto. As of December 31, 2010, we had a secured term loan outstanding of $94.3 million.

M/T Miss Marilena : From October 2008 to February 2009, we drew down a total of $40.1 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Marilena. As of December 31, 2010, the outstanding debt under the loan totaled $35.9 million, payable in 33 consecutive quarterly installments, as follows: (i) one installment of $0.60 million, starting in February 2011; (ii) 12 installments of $0.70 million, (iii) 20 installments of $0.75 million; and (iv) a balloon payment of $11.9 million payable together with the last installment in February 2019.

M/T Tyrrhenian Wave : From October 2008 until March 2009, we drew down a total of $29.3 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Tyrrheanian Wave. As of December 31, 2010, our outstanding debt under the loan totaled $26.3 million, payable in 33 consecutive quarterly installments, as follows: (i) one installment of $0.43 million, starting in March, 2011; (ii) 12 installments of $0.51 million, (iii) 20 installments of 0.54 million; and (iv) a balloon payment of $8.9 million payable together with the last installment in March 2019.

 M/T Britto :  From October 2008 until May 2009, we drew down a total of $35.2 million on our $121.3 million secured term loan facility with HSH to purchase the M/T Britto.  As of December 31, 2010, our outstanding debt under the loan totaled $32.1 million, payable in 34 consecutive quarterly installments, as follows: (i) two installments of $0.52 million, starting in February 2011; (ii) 12 installments of $0.61 million; (iii) 20 installments of $0.65 million; and (iv) a balloon payment of $10.7 million payable together with the last installment in May 2019.

The credit facility bears interest at LIBOR plus a margin. According to the original loan agreement the margin was set at 175 basis points over LIBOR until August 30, 2010  and was to be set at an amount agreed upon by us and HSH thereafter. Pursuant to an amendment to the loan agreement dated May, 11, 2009, the margin was adjusted to 200 basis points over LIBOR where it has remained through the date of this prospectus. As of the date of this report we are still in discussions in relation to this matter.

The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. HSH has accordingly been using the cost of funds determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR. The facility also contains various financial covenants, including (i) an asset maintenance restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 120% prior to October 1, 2012 and 125% thereafter of our outstanding loan plus the cost of terminating any interest rate swaps into which we may enter; (ii) an adjusted net worth restriction whereby we are required to maintain an adjusted net worth that is greater than or equal to $125.0 million until March 31, 2010, $250.0 million thereafter and is at least equal to 15% of our total assets until March 31 2010, and 35% of our total assets thereafter; (iii) an EBITDA restriction that on or after March 31 2010 requires our EBITDA to be greater than 120% of our fixed charges; and (iv) a minimum liquid funds restriction whereby we are required to maintain cash in hand or short-term investments that equal, at a minimum, the greater of $25.0 million and $0.5 million per vessel directly or indirectly owned by or bareboat chartered or leased back to us.

The HSH credit facilities require that the mortgaged vessels be managed by a company that is acceptable to HSH. In addition, both facilities prohibit the borrowers, which are our subsidiaries, from (i) declaring or paying any dividends or making any distributions to us in excess of 70% of their net annual income and (ii) paying dividends or making other distribution of their stock (other than distributions under our stock incentive plan) to us when the ratio of our EBITDA to fixed charges is less than 120% or the fair market value of the mortgaged vessels is less than 140% of the outstanding loan and the cost of terminating any interest rate swap agreement into which such borrowing subsidiaries of ours may enter. The facilities also do not permit any distribution of capital or assets and permit investments relating to any share buy-back or similar actions only up to an amount of $5.0 million. In the case of the sale of vessels financed by HSH, 100% of the sale proceeds following the debt repayment are to be applied towards full covenant compliance; in the case of the sale of vessels not financed by HSH, following the debt repayment, HSH is to be allocated an amount of the remaining sale proceeds equal to the proportion of total HSH outstanding loans over our total indebtedness; and in the case of a successful equity offering, HSH is to be allocated an amount (on the basis of 50% of the offering proceeds) equal to the proportion of total HSH outstanding loans over our consolidated indebtedness. Our cash deposits, in addition to the pledged amounts, are required to be at least equal to $3.75 million (i.e. $0.75 million per vessel). Finally, the facilities contain a cross-default provision and are cross collateralized.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the asset maintenance, EBITDA, adjusted net worth or minimum liquid funds covenants. Both of our HSH facilities provide that a default rate of 2% on top of the initially agreed upon margin may apply for as long as there is an event of default such as a covenant breach. On April 1, 2011, the Company received a notice from HSH informing it of its intention to charge the default rate of 2% on top of margin, in respect  of covenant breaches, from that date onwards. As of the date of this prospectus the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

As of December 31, 2010, we had seven interest rate swaps with HSH. For a full description of our interest rate swap agreements, see "-Quantitative and Qualitative Disclosures about Market Risk".

(c) DVB Credit Facilities:

(i) M/V Astrale: In April 2008, we drew down the entire $48.0 million available pursuant to our loan agreement dated April 24, 2008 with DVB Bank America N.V., or DVB, to partially finance the acquisition cost of the drybulk vessel M/V Astrale.  On December 1, 2010, we amended the loan agreement, which among other changes, cross-collateralized it with the product tankers' facility. Certain conditions precedent of this amended loan agreement relating to the assignment of security and the signing of certain undertakings between us, DVB and charterers are still pending as of the date of this report.  As of December 31, 2010, our outstanding debt under the loan totaled $26.5 million, payable in 20 consecutive quarterly installments of $0.7 million, starting in January 2011, and a balloon payment of $12.5 million, payable together with the last installment in October 2015.

The facility bears interest at LIBOR plus a margin. The margin has been agreed at 175 basis points per annum for the period commencing on the date of the drawdown and ending on, but not including, the first anniversary of the date on which DVB disbursed the funds to us pursuant to this agreement, and 150 basis points per annum thereafter. The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. DVB has accordingly been using the cost of funds  determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR.

The facility contains various financial covenants, including (i) a ship minimum value restriction whereby the fair market value of the mortgaged vessels under the drybulk and the product tanker financing and of any additional security is required to be greater than or equal to 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps; (ii) a net asset value restriction whereby our net asset value is required to be greater than $225.0 million, calculated on an annual basis, which was amended to $0 up to December 31 , 2010; (iii) book equity required to be greater than $180.0 million; (iv) minimum cash balances of $2.5 million unencumbered up to December 31, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations), which was amended to 1.0 times up to December 31, 2010.

Furthermore, the facility includes a cash sweep mechanism for the period commencing after April 2010 until the maturity of the loan agreement, whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating expenses and general and administrative expenses capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to apply in the event the ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months.

(ii) Loan of an initial amount of $80.0 million: On October 6, 2008, we entered into a loan agreement with DVB for $80.0 million to partially finance the construction cost of the newbuilding product tankers M/T Ionian Wave, currently named UACC Sila, and M/T Hongbo, both of which were delivered in 2009.  We amended that agreement on July 31, 2009 and again on December 1, 2010.  As amended, the loan agreement reassigned the distribution of the outstanding loan facility between the two vessels that were financed, cross-collateralized this facility with the Astrale facility and amended the Top Up Loan.  Certain conditions precedent of this amended loan agreement relating to the assignment of security and the signing of certain undertakings between bank, owners and charterers are still pending as of the date of this report. As of December 31, 2010, we had a secured term loan outstanding of $57.5 million.

M/T Ionian Wave (currently named UACC Sila): From October 2008 until March 2009, we drew down a total of $33.8 million on our $80.0 million DVB loan agreement to purchase the M/T Ionian.  As of December 31, 2010, our outstanding debt on this sum totaled $23.2 million, payable in 34 equal consecutive quarterly installments of $0.4 million, starting in March 2011, and a balloon payment of $9.6 million payable together with the last installment in June 2019.

M/T Hongbo: From October 2008 until July 2009, we drew down a total of $27.0 million on our $80 million DVB loan agreement to purchase the M/T Hongbo.  As of December 31, 2010, our outstanding debt on this sum totaled $29.0 million, payable in 34 equal consecutive quarterly installments of $0.5 million, starting in March 2011, and a balloon payment of $11.0 million payable together with the last installment in June 2019.

Amended Top Up Loan: We initially drew down $12.5 million on the Top Up Loan on July 31, 2009, in order to finance the delivery installment of the M/T Hongbo.  That amount was due to be repaid on July 30, 2010. On December 1, 2010, we amended our $80.0 million loan agreement with DVB and agreed to repay part of the Top Up Loan and reschedule part of it so that it becomes an amortizing loan, or the Amended Top Up Loan. The Amended Top Up Loan of $5.3 million is repayable in 18 quarterly consecutive installments as follows: 4 installments of $0.1 million and 14 installments of $0.35 starting from March 2011.

The portion of the credit facility relating to the Amended Top Up Loan and the M/T Ionian Wave, currently named UACC Sila, bear interest at LIBOR plus a margin of 225 basis points per annum. The portion of the credit facility relating to the M/T Hongbo bears interest at LIBOR plus a margin of 155 basis points per annum. The credit facility contains a provision whereby the bank may chose to use an alternative base interest rate in case it believes that the LIBOR is not representative of its funding cost. DVB has accordingly been using the cost of funds determined by KLIEM (Carl Kliem GmgH), a broker, instead of LIBOR.

The facility contains, among other things, various financial covenants including (i) a minimum required security cover restriction whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding the amount relating to the Amended Top Up Loan) and the fair value of the outstanding swaps; (ii) a net asset value restriction whereby our net asset value is required to be greater than $225.0 million, calculated on an annual basis, which was amended to $0 up to December 31 , 2010; (iii) book equity required to be greater than $180.0 million; (iv) minimum cash balances of $2.5 million unencumbered up to December 31, 2010 and thereafter $25.0 million or $0.5 million per vessel ($0.25 million per vessel as cash in hand may be included); and (v) interest cover ratio of no less than 1.5 times (defined as EBITDAR divided by interest expense plus Lease Obligations), which was amended to 1.0 times up to December 31, 2010.

In addition, both of our DVB credit facilities prohibit the borrowers, which are our subsidiaries, from declaring or paying any dividends or returning any capital to their equity holder without DVB's consent, and require that the mortgaged vessels be managed by a company acceptable to DVB. Finally, we are not allowed to appoint any CEO other than Mr. Evangelos Pistiolis without the prior written consent of DVB.

Also, from January 1, 2012 onwards, 45% of excess cash flow from product tankers, i.e. after debt and interest payment, to be applied as a prepayment to the M/V Astrale facility as long as the ship minimum value of the M/V Astrale alone is below 125%.

Once the conditions precedent to the effectiveness of the amended loan agreement have been met, the share pledge of 12,512,400 common shares of Top Ships that had been issued to Hongbo Shipping Company Limited, our wholly owned subsidiary, will be cancelled.

Covenants

As of December 31, 2010, we were in breach with the cross default provision of both DVB facilities as a result of covenant breaches in other credit facilities.

As of December 31, 2010, we had one interest rate swap with DVB. We have also agreed to enter into an interest rate swap agreement with DVB for a minimum period of 3 years within a period of six months after the delivery advance drawdown date of M/T Hongbo (up to January 2010). As of the date of this prospectus we have not yet entered into such an agreement.  For a full description of our interest rate swap agreements, see "-Quantitative and Qualitative Disclosures about Market Risk".

(d) ALPHA BANK Credit Facilities:

(i) M/V Cyclades: On December 17, 2007, we entered into a $48.0 million loan agreement with Alpha Bank A.E., or Alpha, and drew down the entire amount available thereunder on the same date to partially finance the acquisition cost of the drybulk vessel M/V Cyclades.  As of December 31, 2010, the outstanding debt on this loan totaled $23.0 million, payable in 20 consecutive quarterly installments of $0.75 million starting in March 2011 and a balloon payment of $8.0 million payable together with the last installment in December 2015.

The credit facility bears interest at LIBOR plus a margin of 130 basis points per annum. Under the terms of the original agreement, the margin was set at 130 basis points.  The supplemental agreement to the loan dated April 3, 2009, set the margin at 250 basis points over LIBOR. The third supplemental agreement to the loan dated November 25, 2009 set the margin at 300 basis points over LIBOR from September 17, 2009 until March 31, 2010 and 225 basis points over LIBOR thereafter. As of the date of this prospectus, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: i) asset maintenance restriction whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan; ii) a market value adjusted net worth requirement whereby our adjusted net worth is required to be greater than or equal to $250.0 million; iii) a book equity requirement whereby our total assets less our consolidated debt is required to be greater than $100.0 million; and iv) a minimum cash balances requirement of $25.0 million.

(ii) M/T Lichtenstein: On August 18, 2008, we entered into a $39.0 million loan agreement with Alpha and drew down the entire amount available thereunder from August 2008 through February 2009 to partially finance the construction cost of newbuilding M/T Lichtenstein.  As of December 31, 2010, the outstanding amount was $34.8 million, payable in 33 equal consecutive quarterly installments of $0.6 million, starting in February 2011 and a balloon payment of $15.0 million payable together with the last installment in February 2019.

The credit facility bears interest at LIBOR plus a margin of 165 basis points per annum. Under the first supplemental agreement of the loan dated April 3, 2009, the margin was set at 225 basis points over LIBOR and under the third supplemental agreement of the loan dated November 25, 2009, on October 26, 2009, the margin was set at 300 basis points over LIBOR until March 31, 2010 and 225 basis points over LIBOR thereafter. As of the date of this prospectus, due to covenant breaches, the margin continues being 300 basis points over LIBOR.

The facility contains, among other things, various financial covenants including: including (i) an asset maintenance requirement whereby the fair market value of the mortgaged vessel and of any additional security is required to be greater than or equal to 130% of the outstanding loan; (ii) a market value adjusted net worth requirement whereby our adjusted net worth is required to be greater than or equal to $250.0 million; (iii) a book equity requirement whereby our total assets less our consolidated debt is required to be greater than $100.0 million; and (iv) minimum cash balances of $25.0 million.

In addition, our Alpha credit facilities provide for a cash pledge of $4.0 million to be maintained with Alpha Bank, which will be applied towards the drybulk financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. On December 31, 2009, $2.0 million of the pledged cash would have been be released subject to the above and no other event of default. The remaining $2.0 million would have been released on March 30, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement has been effected until then, and b) no event of default has occurred in the respective loan facility. On February 28, 2011, we agreed with the bank to release $1 million and to apply $3 million as a prepayment of M/T Lichtenstein.

Finally, the two facilities are cross collateralized. The credit facilities contain a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the asset maintenance requirement of the product tanker facility nor the adjusted net worth and the minimum cash balance covenants. On April 5, 2011, we received waivers for the above mentioned covenant breaches for the period up to February 28, 2012, while the margin remained at 300 basis points.

(e) EMPORIKI Credit Facility: On March 5, 2008, we entered into a $50.0 million loan agreement with Emporiki Bank of Greece S.A., or Emporiki, to partially finance the acquisition cost of the drybulk vessel M/T Pepito.  As of December 31, 2010, the outstanding amount was $34.3 million, payable in 9 consecutive semi-annual installments of $2.38 million starting in March 2011 and a balloon payment of $12.9 million payable together with the last installment in March 2015.

The credit facility bears interest at LIBOR plus a margin of 110 basis points per annum. Under the first supplemental agreement of the loan dated signed in August 5, 2009, from March 31, 2009 until March 31, 2010, the margin was set at 250 basis points over LIBOR. Under the second supplemental agreement of the loan signed in July 2010, the margin of 250 basis will remain in place until June 30, 2011. Thereafter, the margin will be reduced to 175 basis points per annum until maturity of the loan, subject to no covenant breaches.

The facility contains, among other things, various financial covenants including: (i) the aggregate market value of the mortgaged vessel and of any additional security is required to be equal to at least 125% of the outstanding principal amount under the loan and the swap; (ii) the leverage ratio (defined as our total liabilities divided by our total assets adjusted to fair market value of vessels) will not exceed 75%; (iii) the interest cover ratio (as defined in the this credit facility agreement) will stand at the minimum level of 2.5:1; (iv) minimum corporate liquidity not to be less than next 6 months of senior debt principal payments; and (v) minimum average monthly balances of the earnings account of $1 million.

In addition, the credit facility prohibits us, without the lender's consent, from appointing a CEO other than Mr. Evangelos Pistiolis and requires that the mortgaged vessel be managed by a company acceptable to Emporiki. In addition, it prohibits the borrower, which is our subsidiary, without the lender's consent, from declaring or paying any dividends or making any distributions to its shareholders. The credit facility contains a cross-default provision.

Covenant Breaches and Waivers

As of December 31, 2010, we were not in compliance with the asset maintenance, the minimum leverage ratio and the minimum corporate liquidity covenants, for all of which we have received waivers until June 30, 2011.

As of December 31, 2010, we had one interest rate swap with Emporiki Bank. For a full description of our interest rate swap agreements, see "-Quantitative and Qualitative Disclosures about Market Risk".

(f) CAPE MANUEL Credit Facility: On July 27, 2009, we entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing for an amount of Euro 2.0 million, or $2.9 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) that was drawn down in two tranches: one on July 29, 2009 for an amount of Euro 1.0 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) and one on September 24, 2009 for an amount of Euro 1.0 million or $1.4 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009).

On April 15, 2010, we repaid the first advance along with all accrued interest and finance costs by then and on October 29, 2010 we repaid the second advance along with all accrued interest and finance costs by then. As of December 31, 2010, there was no outstanding balance in connection with this loan.

(g) LAURASIA TRADING LTD Credit Facility: On August 6, 2010, we entered into an unsecured bridge loan financing facility with an unrelated party for $2.0 million. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. As of December 31, 2010, the outstanding amount was $2.0 million. The loan bears an interest of 6.0% per annum.

We have undertaken to repay the loan by August 17, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Laurasia Trading Ltd. However the number of shares cannot exceed 15% of our total number of outstanding shares due to anti-takeover provisions in our Stockholders Rights Agreement, unless the board specifically agrees to allow a shareholder to exceed such limit.

Since our stock price was above the debt conversion price of $0.40 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with the Financial Accounting Standards Board's, or FASB's, Codifications topic 470-20 "Debt with Conversion and Other Options" we  have calculated the beneficial conversion feature to be $2 million at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $0.83 million of which $0.79 million is non-cash amortization of the debt discount and $0.04 million is the contractual interest at an interest rate of 6% per year. As of December 31, 2010, the unamortized debt discount was $ 1.21 million.

On February 15, 2011, we entered into an amendment of the initial facility which provides for a new repayment date, specifically, February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On that same date we also entered into a new unsecured bridge loan facility for $2 million. We have undertaken to repay the loan by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be payable in cash at the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40. The total shareholding of Laurasia, resulting from both facilities, cannot exceed 15% of our total number of outstanding shares due to anti-takeover provisions in our Stockholders Rights Agreement unless the board specifically agrees to allow a shareholder to exceed such limit. The loan bears an interest of 8.0% per annum.

(h) SANTA LUCIA HOLDINGS LTD Credit Facility: On August 16, 2010, we entered into an unsecured bridge loan financing facility with an unrelated party for $2.0 million. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. As of December 31, 2010, the outstanding amount was $2.0 million. The loan bears an interest of 6.0% per annum.

We have undertaken to repay the loan by August 18, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Santa Lucia Holdings Ltd.

Since our stock price was above the debt conversion price of $0.40 on August 16, 2010, the conversion feature contains a beneficial share settlement option  and in accordance with FASB's Codifications topic 470-20 "Debt with Conversion and Other Options" we  have calculated the beneficial conversion feature to be $1.8 million at the time of issuance, by multiplying the number of shares into which the debt is convertible by the difference between the conversion price and the market price of our stock at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $0.72 million of which $0.68 million is non-cash amortization of the debt discount and $0.04 million is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $ 1.12 million.

We are currently in discussion with Santa Lucia Holdings in order to extend the repayment date of the loan.

(2) Operating Leases:

On October 1, 2010, we entered into a bareboat charter agreement to lease in vessel M/T Delos until September 30, 2015 at an average daily rate of $5,219. The bareboat charter agreement was accounted for as an operating lease. Charterers have certain options by the end of the normal charter period (five years) to purchase the vessel.

In January 2006, we entered into an agreement with an unrelated party to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of 12 years beginning May 2006 with a lessee's option for an extension of 10 years. From September 1, 2010, the monthly rental was renegotiated to $0.06 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) from $0.02 million (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010), with all other terms remaining unchanged. In September 2010, the agreement was amended and the new monthly rent was renegotiated. It was also agreed to revert occupancy in certain areas of the leased office space by the end of April 2011. All other terms  of the lease remained unchanged. As a result of this agreement we have made a revision in the useful life of certain assets that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $0.56 million included in general and administrative expenses.

In addition, our subsidiary TOP TANKERS (U.K.) LIMITED, a representative office in London, entered into a lease agreement with an unrelated third party for office space in London, which is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice. The annual lease is $0.02 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010) payable quarterly in advance. From September 1, 2010, the annual rental was renegotiated to $0.02 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010) from $0.03 million, the previous rate which TOP TANKERS (U.K.) LIMITED had paid pursuant to its prior lease entered into in June 2007.

In November 2009, we entered into an agreement to lease space in London, from an unrelated party. The agreement is valid up to and including November 14, 2011. The current monthly rent is $0.04 million (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010).

Other Contractual Obligations:

Since July 1, 2010, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships and management agreements concluded between Central Mare and our vessel-owning subsidiaries.

On October 1, 2010, we entered into a management agreement with TMS Tankers, a party related to one of our major shareholders, for the technical management and crewing of M/T Delos. Commercial Management of the vessel was contracted to Central Mare, as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.

On March 1, 2011, we entered into an agreement with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees.

Other major capital expenditures include funding our maintenance program of regularly scheduled intermediate survey or special survey dry-docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Although we have some flexibility regarding the timing of this maintenance, the costs are relatively predictable. Management anticipates that the vessels that are younger than 15 years are required to undergo in-water intermediate surveys 2.5 years after a special survey dry-docking and that such vessels are to be dry-docked every five years.  Vessels 15 years or older are required to undergo dry-dock intermediate survey every 2.5 years   and not use in-water surveys for this purpose.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In " – Critical Accounting Policies – Impairment of vessels," we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2010, (ii) which of our vessels we believe has a basic charter-free market value below its carrying value, and (iii) the aggregate difference between carrying value and basic charter-free market value represented by such vessels.  This aggregate difference represents the approximate amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic charter-free market values. However, we are not holding our vessels for sale. Our estimates of basic charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic charter-free market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic charter-free market value of our vessels or prices that we could achieve if we were to sell them.

	Dwt	Year	Carrying Value
		Built
Tanker Vessels
Miss Marilena	50,000	2009	$45.6 million*
Lichtenstein	50,000	2009	$45.5 million*
UACC Sila (ex Ionian Wave)	50,000	2009	$46.0 million*
Tyrrhenian Wave	50,000	2009	$46.0 million*
Britto	50,000	2009	$46.5 million*
Hongbo	50,000	2009	$46.9 million*
Ioannis P	46,346	2003	$21.8 million
Total Tanker dwt	346,346

Drybulk Vessels
Papillon	51,200	2002	$57.9 million**
Pepito	75,928	2001	$64.7 million**
Astrale	75,933	2000	$64.2 million**
Cyclades	75,681	2000	$62.0 million**
Amalfi	45,526	2000	$48.6 million**
Total Drybulk dwt	324,268

TOTAL DWT	670,614

_____________________________

*Indicates tanker vessels for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $66.5 million.

**Indicates drybulk carriers for which we believe, as of December 31, 2010, the basic charter-free market value is lower than the vessel's carrying value.  We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $159.7 million.

We note that six of our tanker vessels and two of our drybulk vessels are currently employed under long-term, above-market time charters, see Business Overview – Our Fleet.  We believe that if the vessels were sold with those charters attached, we would receive a premium for those vessels over their basic market value.

We refer you to the risk factor entitled "The international tanker and drybulk shipping industries have experienced drastic downturns after experiencing historically high charter rates and vessel values in early 2008, and a continued downturn in these markets may have an adverse effect on our earnings, impair the carrying value of our vessels and affect compliance with our loan covenants" and the discussion herein under the heading "Risks Related to Our Industries".

Critical Accounting Policies:

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Vessel depreciation. We record the value of our vessels at their cost (which includes the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition such as initial repairs, improvements and delivery expenses to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost of the vessel less its residual value which is estimated to be $160 per light-weight ton. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions that the vessel is subject to, or poor quality of the shipbuilding yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations become effective. Weak freight markets may result in owners scrapping more vessels and scrapping them earlier due to unattractive returns. An increase in the useful life of the vessel may result from superior vessel maintenance performed, favorable oceangoing and weather conditions the vessel is subjected to, superior quality of the shipbuilding yard, or high freight rates which result in owners scrapping the vessels later due to attractive cash flows.

Impairment of vessels: We evaluate the carrying amounts and periods over which long-lived assets are depreciated on a quarterly basis to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If the carrying value of the related vessel exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value.   We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

We performed the undiscounted cash flow test as of December 31, 2008 on our entire fleet and determined that the carrying amounts of our vessels held for use were recoverable despite the significant drop in values of drybulk vessels.

During 2009, the drybulk market stabilized and the charter market improved resulting in a partial recovery of asset values. In contrast, the product tanker sector, to which we are primarily exposed, experienced a significant drop in charter rates and, as a result, a quarter on quarter drop in asset values. Therefore, during 2009, we began exploring the re-chartering of our two oldest tanker vessels, M/T Dauntless and M/T Ioannis P, due to their upcoming charter expirations. Based on discussions with charterers we had indications that such vessels would need to be re-chartered at significantly lower rates upon expiration of their existing charters. As a result, during 2009, we performed the undiscounted cash flow test as of December 31, 2009 on our entire fleet and determined that the carrying amounts of these two vessels were not recoverable by their undiscounted cash flows. This indicated impairment and we consequently recorded an impairment charge of $36.6 million for the year ended December 31, 2009.

In order to perform the undiscounted cash flow test, we make assumptions about future charter rates, commissions, vessel operating expenses, dry-dock costs, fleet utilization, scrap rates used to calculate estimated proceeds at the end of vessels' useful lives and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on a combination of three year time charter rates for the next three years and the most recent eight year average of the one-year time charter rates for each vessels' category) over the remaining useful life of each vessel, which we estimate to be 25 years from the date of initial delivery from the shipyard. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation derived from the most recent twenty year average consumer price index. Effective fleet utilization, average commissions, dry-dock costs and scrap values are also based on historical data.

During 2009 we recorded an impairment charge of $36.6 million for the year ended December 31, 2009.  The fair value of the impaired vessels was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. This market approach is deemed more objective than the income approach mainly due to the multitude of transactions of comparable assets in the active and liquid shipping market at the time the impairment test was performed.

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility in both tanker and drybulk segments and to a further decrease in vessel values. These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

Derivatives:

We designate our derivatives based upon the criteria established by the FASB in its accounting guidance for derivatives and hedging activities. The accounting guidance for derivatives requires that an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.  The accounting for the changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation.  For a derivative that does not qualify as a cash flow hedge, the change in fair value is recognized at the end of each accounting period on the income statement.  For a derivative that qualifies as a cash flow hedge, the change in fair value is recognized at the end of each reporting period in accumulated other comprehensive income / (loss) (effective portion) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in the income statement.

If there is an increase in the 3-month LIBOR or if the 10 year U.S. Dollar swap rate exceeds 3.85%, there will be a positive effect on the fair value of our interest rate swap agreements. In contrast, a decrease in the 3-month LIBOR or an increase of over 0.05% in the difference between the 10 year U.S. Dollar swap rate and the 2 year U.S. Dollar swap rate will have a negative effect on the fair value of our interest rate swap agreements.

We have not applied hedge accounting to our interest rate swaps. Additionally, we have not adjusted the fair value of our derivative liabilities for non-performance risk as we expect to be able to perform under the contractual terms of our derivative agreements, such as making cash payments at periodic net settlement dates or upon termination. Please refer to "– Liquidity and Capital Resources – Working capital requirements and sources of capital" for further information.

Provision for doubtful accounts.  Revenue is based on contracted voyage and time charter parties and, although our business is with customers who we believe to be of the highest standard, there is always the possibility of a dispute, mainly over terms, calculation and payment of demurrages. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Although we believe our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and that the estimated provision for doubtful recoverability will prove inadequate.

Convertible Debt. In accordance with FASB's Codifications topic 470-20  "Debt with Conversion and Other Options" the Company evaluates debt securities ( or Debt) for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value, or the Spread, multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt.  If a debt security contains terms that change upon the occurrence of a future event the incremental intrinsic value is measured as the additional number of issuable shares multiplied by the commitment date market value and is recognized as additional debt discount with an offsetting amount increasing additional paid-in-capital upon the future event occurrence.  The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument.

New accounting pronouncements: There are no significant effects from new accounting pronouncements. See "Note 2 – Significant Accounting Policies –Recent Accounting Pronouncements" in the accompanying financial statements.

OFF-BALANCE-SHEET ARRANGEMENTS

As of December 31, 2010, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our risk management policy

Our primary market risks relate to adverse movements in freight rates in the product tanker market and in the Handymax and Panamax sectors of the drybulk market. In 2008, we began to implement our strategy of entering into long term period charters (either time or bareboat). As of the date of this prospectus, we have eight vessels on long term period charters with duration of more than one year. Three of our drybulk vessels are on period charters with a duration of less than one year. Two of our tankers have spot market exposure. We believe that by slightly deviating from our long term charter policy we will participate in an upside of the product tanker market. We do not use freight forward agreements to hedge our exposure to freight rates.

Our policy is to continuously monitor our exposure to other business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We assess these risks and, when appropriate, enter into derivative contracts with credit-worthy counter parties to minimize our exposure to the risks. With regard to bunker prices, as our employment policy for our vessels has been and is expected to continue to be with a high percentage of our fleet on period employment, we are not directly exposed with respect to those vessels to increases in bunker fuel prices, as these are the responsibility of the charterer under period charter arrangements.

Interest rate risk

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding under our loan agreements on which we pay interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage our exposure to changes in interest rates due to this floating rate indebtedness, we enter into interest rate swap agreements. Set forth below is a table of our interest rate swap arrangements as of December 31, 2009 and 2010 (in thousands of U.S. Dollars).

Counterparty	SWAP Number (Nr)	Notional Amount	Period	Effective Date	Interest Rate Payable	Fair Value - Liability
		December 31, 2010				December 31, 2009	December 31, 2010
HSH NORDBANK	1	$8,654	2 years	December 12, 2008	4.80%	($444)	($53)
HSH NORDBANK	2	$8,654	2 years	December 12, 2008	4.80%	($444)	($53)
HSH NORDBANK	3	$8,654	2 years	December 12, 2008	4.80%	($444)	($53)
RBS	4	$10,000	7 years	September 30, 2006	4.23%	($907)	($828)
RBS	5	$10,000	7 years	September 30, 2006	4.11%	($869)	($799)
EGNATIA	6	$10,000	7 years	July 3, 2006	4.76%	($1,090)	($1,072)
HSH NORDBANK	7	$6,153	5 years	March 27, 2008	4.60%	($620)	($415)
HSH NORDBANK	8	$10,332	5 years	March 27, 2008	4.60%	($320)	($725)
EMPORIKI	9	$20,000	7 years	May 15, 2008	10.85%	($5,975)	($4,950)
HSH NORDBANK	10	$11,599	7 years	July 15, 2008	5.55%	($1,316)	($1,966)
HSH NORDBANK	11	$14,356	4 years	June 28, 2010	4.73%	($921)	($1,528)
DVB	12	$30,586	3 years	March, 19, 2009	2.095%	($453)	($496)
						($13,803)	($12,938)

SWAPS Nr 1,2,3,11,12 - Under these SWAP agreements, we pay a fixed rate and we receive variable three month LIBOR. SWAPS Nr 1, 2 and 3 expired in January 2011.

SWAPS Nr 4,5 - Under these SWAP agreements, for the first year (2006-2007) we paid RBS a fixed rate of 4.23% and 4.11% respectively. From the second year onwards we pay a fixed rate of 4.23% and 4.11% respectively plus a coupon equal to three times the difference between 0.08% and the difference of the 10 year U.S. Dollar swap rate and the two year U.S. Dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payments are capped at 10.25%. We receive from RBS variable three month LIBOR.

SWAP Nr 6 - Under this SWAP agreement, we paid Egnatia a fixed rate of 4.70% for the first payment period (quarter) in 2006. From the second quarter onwards we pay a fixed rate of 4.70% plus a coupon equal to three times the difference between 0.05% and the difference of the 10 year U.S. Dollar swap rate and the two year U.S. Dollar swap rate for the payment period (quarter) in question, plus the coupon of the previous payment period (quarter). The coupon of the previous payment period is essentially the same formula calculated for the previous payment period (quarter). The coupon payment is capped at 8.80%. We receive from Egnatia variable three month LIBOR.

SWAPS Nr 7, 8 – Under these SWAP agreements, we pay a fixed rate of the three-month U.S. Dollar LIBOR multiplied with the factor 0.95 per annum if the three month U.S. Dollar LIBOR is between 1.50% and 4.84%. In case the U.S. Dollar LIBOR is lower than 1.50% or higher 4.84%, we will pay a fixed rate of 4.60% per annum for that period. We receive from HSH Nordbank variable three month LIBOR.

SWAP Nr 9 – Under this SWAP agreement, we received an upfront amount of $1.5 million. During the first year, we received a fixed rate of 5.25% and paid a fixed rate of 5.50%. From the second year, we receive quarterly a fixed rate of 5.25% and we pay a rate of 5.10%, if either of two conditions are met: i) the difference between the 10 year Euro swap rate and the 2 year Euro swap rate is greater or equal than -0.15% and ii) the six month USD LIBOR is between 1.00% and 6.00%. Otherwise, we pay 10.85% less 5.75% multiplied by a cushion consisting of the number of days that either of the above two conditions are not met, divided by the total number of days of the period multiplied by the previous quarter's cushion. The first cushion, as of the end of the first year, was set to 1. During the third and fourth quarter of 2009, the six month USD LIBOR has been consistently below 1% and the cushion has become zero. As a result we will be paying 10.85% until the instrument's maturity date.

SWAP Nr 10 - Under this SWAP agreement, we receive the three month LIBOR and pay 5.55%, less 2.5% multiplied by the quotient of the number of days the three month LIBOR and the 10 year swap rate falls within certain fixed ranges.

As of December 31, 2010, our total bank indebtedness was $343.7 million, which after excluding unamortized financing fees of $4.0 million amounts to $339.7 million, of which $148.9 million was covered by the interest rate swap agreements described above. As set forth in the above table, as of December 31, 2010, we paid fixed rates ranging from 2.095% to 10.85% and received floating rates on the SWAPs that are based on three month LIBOR as well as a fixed rate of 5.25% from Swap Nr 10. As of December 31, 2010 and March 31, 2011, our interest rate swap agreements are, on an average basis, above the prevailing three month LIBOR rates over which our loans are priced due to the steep reduction in prevailing interest rates during 2009 that continued into 2010.  Accordingly, the effect of these interest rate swap agreements in 2010 and the first three months of 2011 has been to increase our loss on financial instruments.

Based on the amount of our outstanding indebtedness as of December 31, 2010 that is not covered by interest swap arrangements as of December 31, 2010, a hypothetical one percentage point increase in the three month U.S. Dollar LIBOR would increase our interest rate expense for 2011, on an annualized basis, by approximately $2.26 million. We have not and do not intend to enter into interest rate swaps for speculative purposes.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. Dollars but incur certain expenses in currencies other than U.S. Dollars, mainly Euro. During 2010, approximately 18% of our expenses were in Euro and approximately 2% were in other currencies than the U.S. Dollar or Euro. For accounting purposes, expenses incurred in other currencies are converted into U.S. Dollars at the exchange rate prevailing on the date of each transaction. We have not hedged currency exchange risks associated with our expenses and our operating results could be adversely affected as a result. We constantly monitor the U.S. Dollar exchange rate and we try to achieve the most favorable exchange rates from the financial institutions we work with.

Based on our total expenses for the year ended December 31, 2010, and using as an exchange rate the 2010 average exchange rate of $1.3269 / 1 Euro, a 5% decrease in the exchange rate to $1.2606 / 1 Euro, would result in an expense saving of approximately $0.83 million.

THE INTERNATIONAL TANKER AND DRYBULK SHIPPING INDUSTRIES

All the information and data presented in this section, including the analysis of the various sectors of the oil tanker and dry bulk shipping industries has been provided by Drewry. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry's database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Introduction

Seaborne cargo is broadly categorized as either liquid or dry cargo.  Liquid cargo includes crude oil, refined petroleum products, vegetable oils, gases and chemicals. Dry cargo includes drybulk cargo, container cargo, non-container cargo and other cargo.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2010.

World Seaborne Trade: 2000 and 2010

	Trade – Million Tons		CAGR(1) %	% Total Trade
	2000	2010	2000-10	2000	2010
Liquid Cargo
Crude Oil	2,079	2,276	0.91	32.1	25.9
Refined Petroleum Products	602	875	3.81	9.3	10.0
Liquid Chemicals	128	214	5.28	2.0	2.4
Liquefied Gases	168	261	4.54	2.6	3.0
Total Liquid Cargo	2,977	3,627	1.99	46.0	41.3

Total Dry Cargo	3,491	5,155	3.98	54.0	58.7
Dry Bulk
Coal	539	915	5.43	8.3	10.4
Iron Ore	489	1,004	7.46	7.6	11.4
Grain	221	242	0.9	3.4	2.8
Total Major Bulks	1,249	2,161	5.63	19.3	24.6
Minor Bulks	901	1.018	1.23	13.9	11.6

Other
Container Cargo	620	1,366	8.21	9.6	15.6
General Cargo	720	610	-16.4	11.1	6.9
Total Seaborne Trade	6,468	8,782	3.11	100.0	100.0

(1)  Compound annual growth rate.

Source:  Drewry Maritime Research

Ocean going vessels represent the most efficient and often the only means of transporting large volumes of basic commodities and finished products over long distances. In general, the supply of and demand for seaborne transportation capacity are the primary drivers of charter rates and values for all vessels.  Larger vessels exhibit higher charter rate and vessel value volatility compared with smaller vessels, due to the larger volume of cargo shipped on board, their reliance on a few key commodities, and long-haul routes among a small number of ports. Vessel values primarily reflect prevailing and expected future charter rates, and are also influenced by factors such as the age of the vessel, the shipyard of its construction and its specifications. During extended periods of high charter rates, vessel values tend to appreciate, while during periods where rates have declined, such as the period we are in currently, vessel values tend to decline. Historically, the relationship between incremental supply and demand has varied among different sectors, meaning that at any one time different sectors of the seaborne transportation industry may be at differing stages of their respective supply and demand cycle, as the drivers of demand in each sector are different and are not always subject to the same factors.

OIL TANKER SHIPPING

Oil Tanker Demand

Demand for crude oil and refined petroleum products is affected by a number of factors including general economic conditions (including increases and decreases in industrial production), oil prices, environmental concerns, weather conditions, and competition from alternative energy sources.

As the following figures indicate the world economy grew at a fairly consistent rate in the period 2000 to 2008, but growth came to an abrupt halt in 2009 as the world went into a global depression. The downturn was short-lived and the most recent data suggest that the world economy returned to positive growth in 2010, with China and India being the main engines of growth.

World GDP Growth: 2000 to 2010
(Percent change from previous period)

Source:  Drewry Maritime Research

World Oil Consumption: 1990 - 2010
(Million Barrels Per Day)

(1) Provisional

Source: Drewry Research

World oil consumption has generally experienced sustained growth since 2000, albeit it declined in 2009 due to the downturn in the global economy.  The provisional data for 2010 however suggests that world oil demand rebounded strongly.

World oil consumption in 2010 is provisionally estimated at 86.9 million barrels per day.  Since 2000 it has grown at a compound annual growth rate (CAGR) of approximately 1.2%.

World Oil Consumption by Region: 2000 - 2010
(Million Barrels Per Day)

(1) Organisation for Economic Co-operation & Development; (2) Former Soviet Union

Source: Drewry Research – derived from industry sources

Regionally, oil consumption is either static or declining in most of the developed world, but is increasing in most of the developing world as the following chart indicates.  In recent years, Asia, in particular China has been the main generator of additional demand for oil, with this demand largely supplied from traditional sources such as the Middle East. %.  In the period 2000 to 2010 Chinese oil consumption grew by a CAGR of 6.7% to reach 9.2 million barrels per day in 2010.

Oil consumption on a per capita basis is still low in countries such as China and India when compared with the United States and Western Europe.

Regional Oil Consumption Growth Rates: 2000 - 2010
(CAGR - Percent)

Source: Drewry Research

Oil Consumption Per Capita: 2009
(Tons per Capita)

Source: Drewry Research

Seasonal trends also affect world oil consumption and consequently oil tanker demand. While trends in consumption do vary with season, peaks in tanker demand quite often precede seasonal consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Global trends in crude oil production by main region in the period 2000 to 2010 are shown in the table below.  Production trends have naturally followed the underlying pattern in oil consumption, allowing for the fact that changes in the level of oil inventories also play a part in determining production levels.

World Oil Production: 2000 to 2010
(Million Barrels Per Day)

Source: Drewry Research

Production and exports from the Middle East (largely OPEC) have historically had a significant impact on the demand for tanker capacity, and, consequently, on tanker charter hire rates, due to the relatively long distances between this supply source and typical destination ports. Oil exports from short-haul regions, such as Latin America and the North Sea, are significantly closer to ports used by the primary consumers of such exports, which results in shorter average voyage length as compared to oil exports from the Middle East. Therefore, production in short-haul regions historically has had less of an impact on the demand for larger vessels while increasing the demand for vessels in the Handy, Panamax and Aframax market segments.

Oil Refinery Capacity

Oil refineries also vary greatly in the quantity, variety and specification of products that they produce, and it is common for tankers to take products into and out of the same refinery.  This global multi-directional trade pattern enables owners and operators of product tankers to engage in charters of triangulation, and thereby maximize the revenue. The distribution of refinery throughput by region in the period 2000 to 2009 is shown in the following chart.

Oil Refinery Throughput by Region: 2000-2009
(Million Barrels Per Day)

Source: Drewry Maritime Research

Changes in refinery throughput are to a certain extent driven by changes in the location of capacity and capacity increases are taking place mostly in the developing world, especially in Asia. In turn this is leading to changes in voyage patterns and longer voyages.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other emerging economies following behind.  By contrast, refinery throughput in North America has actually declined in the last decade.

Oil Refinery Throughput by Region: Growth Rates 2000-2009
(CAGR – Percent)

Source: Drewry Research

Oil Refinery Capacity by Region: Growth Rates 2000-2009
(CAGR – Percent)

Source: Drewry Research

The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for North America and Europe.

As the chart above indicates, in response to growing domestic demand, Chinese refinery throughput has grown at the fastest rate of any global region in the last decade, with the Middle East and other developing regions following behind.  By contrast, refinery throughput in North America has actually declined in the last decade.  The shift in global refinery capacity from the developed to the developing world is likely to continue as refinery development plans are heavily focused on areas such as Asia and the Middle East, with relatively little capacity additions planned for regions such as North America and Europe.

World Oil Trades

World oil trades are naturally the result of geographical imbalances between areas of oil consumption and production, although it is important to recognize that in sectors such refined petroleum products arbitrage can have an impact on trade flows.

The chart below illustrates changes in global seaborne movements of crude oil and refined petroleum products between 2000 and 2010.

Seaborne Oil Trade Development: 2000 to 2010
(Million Tons)

Source: Drewry Research

The volume of crude oil moved by sea each year also reflects the underlying changes in world oil consumption and production.  Seaborne trade in crude oil in 2010 is provisionally estimated at 2.3 billion tons, while refined petroleum products movements are provisionally estimated at 875 million tons.

Demand for oil tankers is primarily determined by the volume of crude oil and refined petroleum products transported and the distances over which they are transported. Tanker demand is generally expressed in ton miles and is measured as the product of the volume of oil carried (measured in metric tons) multiplied by the distance over which it is carried (measured in miles).

The transportation of crude oil is typically unidirectional, in that most oil is transported from a few areas of production to many regions of consumption, where it is refined into petroleum products.  Conversely, the transportation of refined petroleum products and associated cargoes is multi-directional, in that there are several areas of both production and consumption.

Oil Tanker Demand: 2000-2010
(Million Tons/Billion Ton Miles)

Source: Drewry Maritime Research

The growth in the volume of oil moved by sea since 2000 had been quite modest, but the absolute volume of trade hides the fact that changes in the pattern or trade have had quite a positive impact on tanker demand when expressed in terms of ton miles.  In the period 2000 to 2010 ton mile demand in the tanker sector grew at a CAGR of 32%, whereas the overall increase in trade over the same period was 1.6%.  As a result of changes in the pattern of trade the average haul length of crude oil trades has risen from a recent market low of 3,700 miles (loaded voyage only) in 2005 to 4,000 miles in 2010, equivalent to an increase of 8%.

Crude Oil – Average Voyage Lengths
(Nautical Miles)

Source: Drewry Maritime Research

Refined Petroleum Products – Average Voyage Lengths
(Nautical Miles)

Source: Drewry Maritime Research

The main crude oil and product tanker trades are shown in the maps below.

Major Seaborne Oil Trades

Principal Load/Discharge Zones

S. America	N. Europe	FSU	W. Africa	N. Africa	Middle East	S.E Asia
– N. America	– Europe	– Europe	– Europe	– Europe	– Far East	– Far East
	– N. America		– N. America	– N. America	– Europe	– Australia
			– Far East		– N. America
– Africa
Source: Drewry Maritime Research

Major Seaborne Refined Products Trades

Principal Load/Discharge Zones

Source: Drewry Maritime Research

Oil Tanker Supply

The world oil tanker fleet is generally divided into five major types of vessel classifications, based on vessel carrying capacity. Additionally, the tanker fleet is divided between crude tankers that carry crude oil or residual fuel oil ("dirty" products), and product tankers that carry refined petroleum products ("clean" products) such as gasoline, jet fuel, kerosene, naphtha and gas oil.

The main fleet categories are Very Large Crude Carrier (VLCC), Suezmax, Aframax, Panamax and Handy oil tankers.

Category	Size Range - Dwt
Handy	10-49,999
Panamax	50-79,999
Aframax	80-119,999
Suezmax	120-199,999
VLCC	200,000 +

In order to benefit from economies of scale, tanker charterers transporting crude oil will typically charter the largest possible vessel, taking into consideration port and canal size restrictions and optimal cargo lot sizes. The main tanker vessel types are:

•
VLCCs, with an oil cargo carrying capacity in excess of 200,000 dwt. VLCCs carry the largest percentage of crude oil, typically on long-haul voyages, although port constraints limit their trading routes. For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC. VLCCs generally trade on long-haul routes from the Middle East to Asia, Europe and the U.S. Gulf or the Caribbean. Vessels in excess of 320,000 dwt are sometimes known as Ultra Large Crude Carriers, or ULCCs.

•
Suezmax tankers, with an oil cargo carrying capacity of approximately 120,000 to 200,000 dwt. Suezmax tankers are engaged in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico and to the Caribbean; from the Middle East to Europe, within the North Sea, the Mediterranean and within Asia.

•
Aframax tankers, with an oil cargo carrying capacity of approximately 80,000 to 120,000 dwt. Aframax tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia.

•
Panamax tankers, with an oil carrying capacity of 50,000 to 80,000 dwt. Panamax tankers represent a more specialized trading sphere by generally taking advantage of port restrictions on larger vessels in North and South America and, therefore, generally trade in these markets.

•
Handy tankers, comprising both Handysize tankers and Handymax tankers, with an oil cargo carrying capacity of less than 50,000 dwt but more than 10,000 dwt. Handy tankers trade on a variety of regional trade routes carrying refined petroleum products and crude oil on trade routes not suitable for larger vessels. While larger size vessels, generally Aframax and above, typically carry only crude oil, a number of such tankers have the capability to carry refined petroleum products and some chemicals. As such, some of these vessels will also be included within the chemical fleet. However, handy tankers carry the majority of refined petroleum products, with more than 90% of vessels in this size range transporting clean products.

Types of  Product Tanker

While product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes, as a vessel's tank must be cleaned prior to loading a different cargo type.  Product tankers do not form a distinct vessel classification, but are identified on the basis of various factors, including technical and trading histories.

There is no industry standard definition of ship types in the product sector, but Drewry divides the fleet into four major types of vessel based on vessel size, which are as follows:

•
LR2 (long range 2 tankers, with a product cargo carrying capacity in excess of 80,000 dwt.  LR2 tankers typically operate on long-haul voyages, although port constraints limit their trading routes.  LR2s generally trade on long-haul routes from the Middle East to Asia, Europe and the Gulf of Mexico or the Caribbean.

•
LR1 (long range 1 tankers), with an oil cargo carrying capacity of approximately 50,000 to 79,999 dwt.  LR1 tankers are engaged in a range of product trades, generally from Europe to the United States, the Gulf of Mexico, or back.  They also trade within the Mediterranean, or within Asia as well as between the Middle East and Asia.

•
MR2 (medium range 2 tankers), with an oil cargo carrying capacity of approximately 30,000 to 49,999 dwt.  MR2 tankers are employed in shorter regional trades, mainly in North West Europe, the Caribbean, the Mediterranean and Asia. A typical cargo size would be between 45-50,000 tons.

•
Handysize/MR1 (medium range 1 tankers), with an oil-carrying capacity of 10,000 to 29,999 dwt.  MR1 tankers trade on a variety of regional trade routes carrying refined petroleum products on trade routes not suitable for larger vessels.

The principal trading routes where these vessels are deployed is shown in the tables below.

Oil Tankers – Typical Deployment by Size Category

Refined Petroleum Products/Crude Oil
Area	Trade Route	Haul	Handy	Panamax	Aframax	Suezmax	VLCC
Inter-Regional	MEG(1) Far East	Long				X	X
	MEG North America						X
	MEG Europe(4)						X
	WA(2) North America	Medium			X	X	X
	WA – Far East						X
	MEG Europe					X
	WA Europe				X	X
	NS(3) North America				X
	MEG Pacific Rim				X	X
Intra-Regional	North Sea Caribbean Mediterranean Indo-Pacific		X	X	X	X
Short
Local	Various		X

(1) MEG stands for Middle East Gulf;   (2) WA stands for West Africa;   (3) NS stands for North Sea;
(4) Long haul via Cape of Good Hope for VLCCs, medium haul since Suezmaxes may transit the Suez Canal fully laden

Source: Drewry Maritime Research

A number of tankers also have the capability to carry chemicals as well as refined petroleum products.  These ships are sometimes referred to as product/chemical tankers and they move between the carriage of chemicals or refined petroleum products depending on market conditions and employment opportunities.  The following analysis however focuses on straight product tankers and the ships with product/chemical capability are covered in the section dealing with chemical tankers which follows.

Oil Tanker Fleet – March 31, 2011

Size Category	Deadweight Tons	Number of Vessels	% of Fleet (Number)	Total Capacity (Million Dwt)	% of Fleet (Dwt)
VLCC	>200,000	548	18.0	166.1	43.6
Suezmax	120,000-199,000	418	13.7	64.2	16.9
Aframax	80,000-119,000	874	28.7	92.6	24.3
Panamax	50,000-79,999	443	14.6	30.8	8.1
Handymax/size	10,000-49,999	758	24.9	27.3	7.2
Total		3,041	100.0%	381.0	100.0%

Source: Drewry Maritime Research

Between the end of 2000 and March 2011 the overall size of the tanker fleet grew by close to 50% with increases in fleet size taking place across all sectors, with the exception of the small ship category.

Oil Tanker Fleet Development: 2000 to March 2011
(Million Dwt)

Source: Drewry Maritime Research

Oil Tanker Deletions

As the tanker fleet ages, a number of vessels are scrapped as they become uneconomical to operate. Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it "in-class."  A vessel is deemed to be "in-class" if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society.  Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness, and vessels must be certified as in-class in order to continue to trade and be admitted to ports worldwide. In many cases, particularly when tankers reach approximately 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. In recent years, most oil tankers that have been scrapped were between 25 and 30 years of age.

Scrapping activity declined in the middle of the decade to relatively low levels when freight rates were very strong, but picked up in 2009 when the freight market was weak.  This trend continued in 2010 with demolition levels reaching just over 12.0 million dwt for the year.  Historically, scrap prices have averaged around $150 per ton, although in March 2011 they were in excess of $500 per ton at Indian breaking locations.

Oil Tanker Scrapping: 2000-2010
('000 Dwt)

Source: Drewry Maritime Research

Besides age, the removal of ships from the trading fleet can be influenced by legislation. According to the revised MARPOL (the IMO International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (MARPOL 73/78)) Regulation 13G, single-hull tankers should be phased out or converted to a double-hull by the dates established by the revised regulation.

Despite the legislative changes there still exists the potential to use single-hull, double-side or double-bottom tankers beyond 2010, as there is flexibility allowed by the IMO for flag and state exemptions.  As per the exemptions mentioned under MARPOL Regulation 13H for the prevention of oil pollution from oil tankers, when carrying heavy grade oil (HGOs) such as heavy crude oils and fuel oils of density higher than 900 kg/m3 at 15°C), the IMO has the discretion to allow continued operation of single-hull, double-side or double-bottom tankers beyond the set phase-out dates (April 5, 2005 for single-hull tankers of 5,000 dwt and above; and the anniversary date in 2008 for single-hull tankers of 600 dwt and above but less than 5,000 dwt), depending upon size, age, operational area, structural conditions of the ship and results of the IMO's Condition Assessment Scheme (CAS),provided that the operation does not go beyond the date on which the ship reaches 25 years after the date of its delivery.

In addition, according to the revised MARPOL Convention, Regulation 13G, single-hull tankers should be phased out or converted to double-hull tankers by the dates established by the revised regulation. However, the regulation allows the flag state of a given vessel to permit continued operation of Category 2 (an oil tanker of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying oil other than the above) or Category 3 tankers (an oil tanker of 5,000 dwt and above but less than that specified for a Category 2 type oil tanker) beyond their phase-out dates, in accordance with the schedule, subject to satisfactory results from the Condition Assessment Scheme. Nonetheless, the continued operation of single-hull tankers must not go beyond the anniversary of the date of delivery of the ship in 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

Tanker Fleet Age Profile

The average age of the ships in each major class are shown below, while the average age for the tanker fleet as a whole is 11.0 years.

The graph below illustrates the age profile of the world's oil tanker fleet as of March 31, 2011.

World Oil Tanker Fleet: Age Profile, March 31, 2011

Source: Drewry Maritime Research

Oil Tanker Orderbook

As of March 31, 2011 the tanker orderbook amounted to 656 tankers of 104.4 million dwt, equivalent to 27.4% of the current fleet.

Oil Tanker Orderbook March 31, 2011

Source: Drewry Maritime Research

Deliveries and Slippage

Delays in deliveries are often referred to as slippage.  Historically, slippage rates of delays in deliveries have tended to be less than 10%, which means that 10% of the ships due to be delivered in any year are in fact delivered in subsequent years.  However, in 2008, 2009 and 2010 slippage rates rose due to a number of factors namely;

•
In the most recent new ordering spree, which peaked in early 2008, shipowners were often quoted unrealistic delivery times by some of the less experienced and newly emerging shipyards.  Delays in deliveries from these shipyards have been varied, but the evidence available suggests that slippage rates have been considerable, with some shipyards only delivering two-thirds of what they were due to deliver in 2009/2010.

•	Financing is not in place for all of the tankers on order and in the current climate some owners will find it difficult to secure adequate funding.

•
Orders have been placed at "greenfield" shipyards, some of which are also finding it difficult to secure funding for yard development.  A greenfield yard is a shipyard with no prior experience in building vessels for international account.

•	The current economic and financial crisis and the steep decline in shipping markets since 2009 may lead to further orderbook cancellations.

Hence not all of the ships that are scheduled to be delivered in 2011 are likely to be delivered on time.  Based on the orderbook as of 31 March, 2011 scheduled deliveries are supposed to be as follows:

The Oil Tanker Orderbook – Delivery Schedule

Source: Drewry Maritime Research

The Oil Tanker Freight Market

Types of Charter

Oil tankers are employed in the market through a number of different chartering options.  The general terms typically found in these types of contracts are described below.

•
A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years.  In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer's account.  The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

•
A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter.  The charterer pays all voyage related costs.  The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

•
A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms.  Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading.  The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis.  The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

•
A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages.  Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years.  All of the ship's operating, voyage and capital costs are borne by the ship owner.  The freight rate normally is agreed on a per cargo ton basis.

Freight Rates

Worldscale is the tanker industry's standard reference for calculating freight rates, and its aim is to make the business of fixing tankers quicker, easier and more flexible.  Worldscale is used because it provides the flexibility required for the oil trade. Oil is a fairly homogenous commodity, it does not vary too much in quality and it is relatively easy to transport by a variety of methods. This, combined with the volatility of the world oil markets, means that an oil cargo may be bought and sold many times while at sea. The cargo owner therefore requires great flexibility in its choice of discharge options. If tanker fixtures were priced in the same way as dry cargo fixtures this would involve the shipowner calculating separate individual freights for a wide variety of discharge points. Worldscale provides a solution to this problem by providing a set of nominal rates designed to provide roughly the same daily income irrespective of discharge point.

TCE, or time charter equivalent, is the figure that describes the earnings potential of any voyage based on the quoted Worldscale rate. As described above, the Worldscale rate is set and can then be converted into dollars per cargo ton. A voyage calculation is then performed which takes all expenses (port costs, bunkers and commission) out from the gross revenue. This leaves a net profit which is divided by the total voyage days (at sea and in port) to give a daily TCE rate.

Tanker charter hire rates and vessel values for all tankers are influenced by the supply and demand for tanker capacity.  However, the product segment generally appears less volatile than other crude market segments because these vessels mainly transport refined petroleum products that are not subject to the same degree of volatility as the crude oil market. Also, in general terms time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time.  In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.  The recent trends in rates in the time charter equivalent of spot rates and time charter rates are shown in the tables below.

Oil Tanker One Year Time Charter Rates: 2000-2011
(US$/Day Period Averages)

Size Category	Handysize	Handymax	Aframax	Suezmax	VLCC
DWT	30,000	45,000	90-95,000	150,000	280,000
2000	12,454	13,958	18,854	27,042	35,250
2001	15,583	17,563	23,125	30,500	37,958
2002	11,417	13,288	16,896	17,750	23,458
2003	13,267	14,846	19,146	26,104	33,604
2004	15,629	19,029	29,500	37,875	53,900
2005	18,854	25,271	35,021	42,292	60,125
2006	21,417	26,792	35,233	42,667	55,992
2007	22,000	24,500	33,143	43,042	53,333
2008	21,438	23,092	34,708	46,917	74,662
2009	13,675	14,850	19,663	27,825	38,533
2010	11,000	12,388	18,571	25,967	36,083
March 2011	12,000	13,000	16,000	21,000	29,000

Source: Drewry Maritime Research

Tanker charter hire rates and vessel values for all tankers are strongly influenced by the supply and demand for tanker capacity. Small changes in tanker utilization have historically led to relatively large fluctuations in tanker charter rates for VLCCs, more moderate price volatility in the Suezmax, Aframax and Panamax markets and less volatility in the Handy market compared to the tanker market as a whole.

From 2005 to 2007 time charter rates for all sizes of oil tankers rose quite steeply, reflecting the fact that buoyant demand for oil and increased sea-borne movements of oil generated additional demand for tanker capacity. This led to a much tighter balance between vessel demand and supply. However, as the world economy weakened in the second half of 2008 demand for oil also fell and had a negative impact on tanker demand and freight rates. Rates therefore declined in 2009, only to recover in the early part of 2010, before falling once again in the summer months and then remaining weak into 2011.

In general terms, time charter rates are less volatile than spot rates, because they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

Vessel Values

Newbuilding Prices

Global shipbuilding is concentrated in Japan, South Korea and, more recently, China.  This concentration is the result of economies of scale, construction techniques and the prohibitive costs of building in other parts of the world.  These three countries collectively account for approximately 80% of the world's newbuilding capacity.  Vessels are constructed at shipyards of varying size and technical sophistication.  Although there are many exceptions to this rule, drybulk carriers are generally considered to be the least technically sophisticated.  As such, shipyards tend to extract the smallest margin for their construction.  Tankers, and to a larger extent container vessels and liquefied natural gas carriers, are respectively more profitable for shipyards with the requisite size and technical sophistication to build.

Currently, it takes approximately two to three years from the date of signing a newbuilding contract to the date a shipowner takes delivery of the vessel from a shipyard. The actual construction of a vessel takes place in 9 to 12 months and is highlighted by 5 stages, namely: contract signing, steel cutting, keel laying, launching and delivery.  Each of these stages is usually associated with an installment to the shipyard.  The difference between the time it takes for a vessel to be delivered and the time it is actually under construction is a result of the current shortage of newbuilding berths.

Newbuilding prices as a whole rose steadily between 2004 and mid 2008 owing to high levels of new ordering, shortage in newbuilding capacity during a period of high charter rates, and increased shipbuilders' costs as a result of increasing steel prices and the weakening U.S. Dollar.  However, prices weakened in 2009 in the wake of the downturn in new ordering as illustrated by the following chart. The lack of new orders makes it difficult to gauge current price levels exactly, but the most recent evidence suggests that newbuilding prices weakened a little in 2010.

Oil Tanker Newbuilding Prices: 2000-2011(1)
(US$ Million)

(1) Through March, 2011

Source: Drewry Maritime Research

Secondhand Prices

Secondhand values primarily, albeit with a lag, reflect prevailing and expected charter rates. During extended periods of high charter rates vessel values tend to appreciate and vice versa. However vessel values are also influenced by other factors depending on a vessel's age. Prices for young vessels, those approximately up to five years old, are also influenced by newbuilding prices while prices for old vessels, near the end of their useful economic life, those approximately at or in excess of 25 years, are influenced by the value of scrap steel.

In addition values for younger vessels tend to fluctuate less on a percentage – not a nominal – basis than values for older vessels. This is attributed to the finite useful economic life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates in the foreseeable future while prices of older vessels are influenced more since their remaining economic life is limited beyond the foreseeable future. Vessel values are determined on a daily basis in the sale and purchase, or S&P, market where vessels are sold and bought through specialized sale and purchase brokers who report these transactions to participants in the seaborne transportation industry on a regular basis. The sales and purchase market for vessels is therefore transparent and quite liquid with a large number of vessels changing hands on an annual basis.

The chart below illustrates the movements of prices (expressed in US$ million) for second hand (5 year old) oil tankers between 2000 and March 2011.

Oil Tanker Secondhand Prices – 5 Year Old Vessels: 2000-2011(1)
(US$ Million)

(1) Through March, 2011

Source: Drewry Maritime Research

With vessel earnings running at high levels and a dearth of available newbuilding berths, demand for oil tankers available for early delivery was at a premium and secondhand values for all tankers rose steadily from 2004 until the middle of 2008.  In some instances, the market witnessed secondhand prices for five-year-old oil tankers reaching levels higher than those for comparably sized newbuildings.  However, this situation was temporary and with the downturn in freight rates secondhand values for tankers fell throughout the whole of 2009, and in some cases in 2010 as well.

Regulations

Government regulation significantly affects the ownership and operation of vessels including international conventions, national, state and local laws and regulations in force in the countries in which vessels may operate or are registered.

A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections.  These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators.  Certain of these entities require vessel owners to obtain permits, licenses and certificates for the operation of their vessels.  Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

National authorities and international conventions have historically regulated the seaborne transportation of crude oil and refined petroleum products.  Legislation and regulations, such as OPA, United Nations-backed IMO protocols and classification society procedures, demand higher-quality vessel construction, maintenance, repair and operations.  This development has accelerated in recent years in the wake of several high-profile accidents involving 1970s-built ships of single-hull construction – first the "Erika" in 1999 and then the "Prestige" in November 2002.  For example, in 2003 the IMO amended regulations to accelerate the phase-out of certain pre-1982 built single-hull tankers to 2005, with all remaining single-hull tankers removed by 2015 at the latest.  In addition to IMO regulations, OPA requires that all oil tankers entering U.S. waterways be exclusively double-hull by 2015.  Successive regulations place increasingly stringent age limits and quality requirements on vessels accepted at various ports around the world, with a view to protecting the environment.  Charterers, port authorities, terminal operators, insurers and shippers have sought to enforce such regulations through the periodic inspection and vetting of vessels.  The following table summarizes the features of selected regulations pertaining to the operations of tankers.

International Tanker Regulations

Regulation	Introduced	Features
OPA	1990	Single-hull ships banned by 2010 in the U.S.
		Double-sided and double-bottom ships banned by 2015.
IMO MARPOL Regulations 13G & 13H	Latest amendment in 2003	Newbuildings must be double-hull.

		Phase out of pre-MARPOL tankers as of 2005. Remaining single-hull tankers phased out by 2010 or 2015, depending on port and flag states.
		Single-hull ships over 15 years subject to Conditional Assessment Scheme.
		Single-hull tankers banned from carrying heavy oil grades as of 2005, or as of 2008 for tankers between 600-5,000 dwt.
EU 417/2002	1999	25-year-old single-hull ships to cease trading as of 2007 unless they apply hydrostatic balance methods or segregated ballast tanks.
		Single-hull tankers fitted with segregated ballast tanks phased out by 2015.
EU 1723/2003	2003	Pre-MARPOL single-hull tankers banned after 2005. Remaining single-hull vessels banned as of 2010.
		Single-hull tankers banned from carrying heavy oil grades by 2003.
MARPOL Annex II, International Bulk Chemical Code (IBC)	2004
Beginning January 1, 2007, vegetable oils which were previously categorized as being unrestricted will now be required to be carried in IMO II chemical tankers or certain IMO III tankers that meet the environmental protection requirements of an IMO II tanker with regard to hull type (double hull) and cargo tank location.

Source: Drewry Maritime Research

The heightened level of environmental and quality concerns among insurance placing agents, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards.  Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with United States and international regulations.

In recent years, as regulators and charterers have increasingly focused on safety and protection of the environment, there has been a significant and continuing movement within the tanker industry towards higher quality vessels and vessel operations.  Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the early 1990s.  The Exxon Valdez incident in 1989 started the movement towards tighter industry regulations and an increasing emphasis on environmental protection through legislation and regulations.  These included the OPA 90 protocols established by the IMO and procedures established by classification societies, demanding higher-quality tanker construction, maintenance, repair and operations.  In addition, oil companies acting as charterers, other shippers and receivers of oil, and terminal operators have become increasingly selective in their acceptance of tankers, periodically inspecting and vetting vessels as well as their owners and operators.

Besides the MARPOL regulations, it is becoming increasingly clear that oil majors are reluctant to accept ships that are over 20 years of age.  In addition, some countries have in fact talked of introducing age restrictions that would prevent old single hulled tankers from calling at their ports, but to date China/Hong Kong are the only major oil importers to introduce such legislation.  However, the recent pollution problems in the U.S. Gulf will only heighten the awareness of governments around the world to the potential dangers of oil pollution from both drilling and production operations and transportation.

Overall, the increasing focus on safety and protection of the environment has led oil companies acting as charterers, terminal operators, shippers and receivers to become increasingly selective with respect to the vessels they charter, vetting both vessels and shipping companies on a periodic basis.  Although these vetting procedures and increased regulations raise the operational cost and potential liabilities for tanker vessel owners and operators, they strengthen the relative competitive position of shipowners with high quality young tanker fleets and high quality operations.

DRY BULK SHIPPING

Introduction

Dry bulk cargo comprises approximately 36% of total seaborne trade.  Dry bulk cargo is any form of cargo that is shipped in bulk and can be loaded and unloaded in its original, unadulterated and unpackaged state.  Commonly seen dry bulk cargoes include steel, grains (soybean, wheat, etc.), cement, and lumber. Less directly visible, but often in large quantities, are iron ore and metallurgic coal (the two primary raw materials used in producing steel), thermal coal (used in power plants for electric generation), and fertilizers (used in farming). For statistical purposes, dry bulk cargoes are commonly categorized in to major or minor bulks.  The major bulks category consists of iron ore, coal, and grains.  The minor bulks category includes, but is not limited to, fabricated steel, steel scrap, fertilizers, lumber, cement, and minerals. These raw materials are typically poured or lifted into a ship's hold without the aid of additional pallets or other packaging materials.

Dry bulk carriers play an important role in connecting the resource extraction points, such as mines and farms, and end users, such as steel mills and food processors.  Due to the increasingly global supply chain and changing demand patterns for different raw materials, dry bulk freighters provide the most cost effective means of completing the supply chain than other methods such as air, rail, or truck transportation.  Shipping benefits relative to the other modes of transportation from larger economies of scale of vessels considering the massive capacity of bulk freighters, and their ability to serve destinations with limited existing infrastructure.  Additionally, the majority of the supply centers are either at a great distance or separated by vast bodies of water from the main demand centers, thus waterborne transportation is effectively often the only means of movement.

World Seaborne Trade – 2010
(8.78 Billion Tons)

Dry Bulk Seaborne Trade – 2010
(3.18 Billion Tons)

Source: Drewry Maritime Research

Major Dry Bulk Seaborne Trades

Source: Drewry Maritime Research

Dry Bulk Shipping Demand

Dry bulk trade is influenced by the underlying demand for the dry bulk commodities which, in turn, is influenced by the level of worldwide economic activity. Generally, growth in gross domestic product, or GDP, and industrial production correlate with peaks in demand for marine dry bulk transportation services. The following chart demonstrates the change in world dry bulk trade between 2000 and 2010.

Dry Bulk Trade Development: 2000 to 2010
(Million Tons)

Source: Drewry Maritime Research

Historically, certain economies have acted as the primary drivers of dry bulk trade. In the 1990s, Japan was the driving force of increases in ton-miles, when buoyant Japanese industrial production stimulated demand for imported dry bulk commodities. More recently, China and, to a lesser extent, India have been the main drivers behind the recent increase in seaborne dry bulk trade, as high levels of economic growth have generated increased demand for imported raw materials. The following table illustrates China's and India's gross domestic product growth rates compared to those of the United States, Europe, Japan and the world during the periods indicated.

Real GDP Growth: 2000 to 2010

(% change previous period)

GDP	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010(1)
Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	4.9	5.0	2.8	-0.9	4.9
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.7	2.1	0.4	-2.6	2.9
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.1	2.7	0.5	-4.0	1.7
Japan	2.8	0.4	-0.3	1.8	2.7	1.9	2.0	2.4	-1.2	-6.3	4.4
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	13.0	9.6	9.1	10.2
India	5.1	4.4	4.7	7.4	7.0	9.1	9.9	9.3	7.5	6.7	8.6

(1) Provisional

Source: Drewry Maritime Research

The impact of the rapid expansion of Asian economies on dry bulk trade growth can be seen below. In the 1990s, the average CAGR in seaborne trade was 2.4%, but in the period 2000-2009, the average annual rate increased to 3.9%.

Dry Bulk Trade*—Growth Rates by Period
(CAGR—Percent)

Source: Drewry Maritime Research

The following is an overview of changes in seaborne trade in major and minor bulk cargoes in the period 2000 to 2010.

Dry Bulk Seaborne Trade: 2000 to 2010

(Million Tons)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Coal	539	587	590	619	650	675	769	833	830	784	915
Iron Ore	489	503	544	580	644	715	759	823	886	959	1,004
Grain	221	213	210	211	208	212	221	228	235	209	242
Minor Bulks	901	890	900	957	918	895	927	960	975	969	1,015
Total	2,150	2,193	2,244	2,367	2,420	2,497	2,676	2,844	2,929	2,921	3,179

Source: Drewry Maritime Research

Coal

Asia's rapid industrial development has contributed to strong demand for coal, which accounted for approximately 36% of the total growth of seaborne dry bulk trade between 2000 and 2010. Coal is divided into two main categories: thermal (or steam) and coking (or metallurgical). Thermal coal is used mainly for power generation, whereas coking coal is used to produce coke to feed blast furnaces in the production of steel. Chinese and Indian electricity consumption has grown at a rapid pace. China is the second largest consumer of electricity in the world, even though generally highly populated developing economies have low per capita electricity consumption.

Expansion in air conditioned office and factory space, along with industrial use, has increased demand for electricity, of which nearly half is generated from coal-fired plants, thus increasing demand for thermal coal. In addition, Japan's domestic nuclear power generating industry has suffered from safety problems in recent years, leading to increased demand for oil, gas and coal-fired power generation. Furthermore, the high cost of oil and gas has led to increasing development of coal-fired electricity plants around the world, especially in Asia. Future prospects are also heavily tied to the steel industry. Coking coal is of a higher quality than thermal coal (i.e., more carbon and fewer impurities) and its price is both higher and more volatile.

Increases in steam coal demand have been significant, as both developed and developing nations require increasing amounts of electric power. The main exporters of coal are Australia, South Africa, Russia, Indonesia, United States, Colombia and Canada. The main importers of coal are Europe, Japan, South Korea, Taiwan, India and China, as illustrated in the first chart below. China has recently become a net importer of coal, and Indian imports have doubled in less than five years. Coal is transported primarily by Capesize, Panamax and Supramax vessels.

Coal Imports: 2002 to 2011
(Thousand Tons)

Source: Drewry Maritime Research

Iron Ore

Iron ore is used as a raw material for the production of steel, along with limestone and coking (or metallurgical) coal. Steel is the most important construction and engineering material in the world. In 2010, approximately 1.0 billion tons of iron ore were exported worldwide, with the main importers being China, the European Union, Japan and South Korea. The main producers and exporters of iron ore are Australia and Brazil.

Iron Ore Imports: 2000 to 2011
(Thousand Tons)

Source: Drewry Maritime Research

Chinese imports of iron ore have grown significantly due to increased steel production in the last few years and have been a major driving force in the dry bulk sector. In 2008, Chinese iron ore imports increased by approximately 15.7% to 444.1 million tons and despite the downturn in the world economy and global trade they continued to grow in 2009and 2010. In 2010, total Chinese imports of iron ore amounted to 616.8 million tons in the wake of renewed growth in domestic steel production.

Chinese imports of iron ore have traditionally come primarily from Australia, Brazil and India. The shares of Indian and Brazilian imports into China have increased since 2000. Australia and Brazil together account for approximately two-thirds of global iron ore exports. Although both countries have seen strong demand from China, Australia continues to benefit the most from China's increased demand for iron ore. India is also becoming a major exporter of iron ore. Unlike Australia and Brazil, which tend to export primarily in the larger Capesize vessels, much of India's exports are shipped in smaller vessels.

Grains

Grains include wheat, coarse grains (corn, barley, oats, rye and sorghum) and oil seeds extracted from different crops such as soybeans and cotton seeds. In general, wheat is used for human consumption, while coarse grains are used as feed for livestock. Oil seeds are used to manufacture vegetable oil for human consumption or for industrial use, while their protein-rich residue is used as food for livestock.

Global grain production is dominated by the United States. Argentina is the second largest producer, followed by Canada and Australia. International trade in grains is dominated by four key exporting regions: North America, South America, Oceania and Europe (including the former Soviet Union). These regions collectively account for over 90% of global exports. In terms of imports, the Asia/Pacific region (excluding Japan) ranks first, followed by Latin America, Africa and the Middle East.

Historically, international grain trade volumes have fluctuated considerably as a result of regional weather conditions and the long history of grain price volatility and government interventionism. However, demand for wheat and coarse grains are fundamentally linked in the long-term to population growth and rising per capita income.

Minor Dry Bulks

The balance of dry bulk trade, minor dry bulks, can be subdivided into two types of cargo. The first type includes secondary dry bulks or free-flowing cargo, such as agricultural cargoes, bauxite and alumina, fertilizers and cement. The second type is neo-bulks, which include non-free flowing or part manufactured cargo that is principally forest products and steel products, including scrap.

Dry Bulk Carrier Demand

Globally, total seaborne trade in all dry bulk commodities increased from 2.15 billion tons in 2000 to 3.18 billion tons in 2010, representing a CAGR of 4.0%.

Another industry measure of vessel demand is ton-miles, which is calculated by multiplying the volume of cargo moved on each route by the distance of such voyage. Between 2000 and 2010, ton-mile demand in the dry bulk sector increased by 64% to 18.4 billion ton-miles, equivalent to a CAGR of 5.1%.   Ton mile employment has grown faster than trade due to geographical shifts in the pattern and an increase in average voyage lengths. The following table illustrates this measure.

Dry Bulk Vessel Demand(1): 2000 to 2010
(Billion Ton-Miles)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
Coal	2,831	3,082	3,115	3,250	3,412	3,544	4,073	4,500	4,566	4,101	4,854
Iron Ore	2,690	2,766	2,990	3,193	3,525	3,899	4,098	4,936	5,438	6,231	6,731
Grain	1,161	1,118	1,103	1,108	1,089	1,113	1,161	1,196	1,243	1,109	1,310
Minor Bulks	4,469	4,411	4,481	4,714	5,036	4,924	5,097	5,327	5,411	5,296	5,529
Total	11,150	11,378	11,688	12,264	13,063	13,480	14,429	15,959	16,658	16,735	18,424

(1) Excludes coastal trade

Source: Drewry Maritime Research

The above figures however exclude demand arising on coastal and intra-regional trades.  In this context, it is worth noting that there is over 1 billion tons of cargo of all kinds which is transported between Chinese ports by sea.  The dry bulk proportion of this trade is in excess of 400 million tons and it therefore creates considerable employment for dry bulk carriers, especially smaller vessels such as Handysize bulk carriers.

Seasonality

Two of the three largest commodity drivers of the dry bulk industry, coal and grains, are affected by seasonal demand fluctuations. Thermal coal is linked to the energy markets and in general encounters upswings towards the end of the year in anticipation of the forthcoming winter period as power supply companies try to increase their stocks, or during hot summer periods when increased electricity demand is required for air conditioning and refrigeration purposes. Grain production is also seasonal and is driven by the harvest cycle of the northern and southern hemispheres. However, with four nations and the European Union representing the largest grain producers (the United States, Canada and the European Union in the northern hemisphere and Argentina and Australia in the southern hemisphere), harvests and crops reach seaborne markets throughout the year.  Taken as a whole, seasonal factors mean that the market for dry bulk vessels is often stronger during the winter months.

Dry Bulk Carrier Supply

The world dry bulk fleet is generally divided into six major categories, based on a vessel's cargo carrying capacity. These categories consist of: Handysize, Handymax/Supramax, Panamax, Post Panamax, Capesize and Very Large Ore Carrier.

Dry Bulk Vessel Types and Sizes

Category	Size Range - Dwt
Handysize	10-39,999
Handymax/Supramax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000 +

•
Handysize. Handysize vessels have a carrying capacity of up to 39,999 dwt. These vessels are primarily involved in carrying minor bulk cargoes. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

•
Handymax/Supramax. Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily iron ore, coal, grains and minor bulks. Within the Handymax category there is also a sub-sector known as Supramax. Supramax bulk vessels are vessels between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk vessels. Hence, the earnings potential of a Supramax dry bulk vessel, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

•
Panamax. Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

•
Post Panamax. (sometimes known as Kamsarmax). Post Panamax vessels typically have a carrying capacity of between 80,000 and 109,999 dwt. These vessels tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity. They have been designed specifically for loading high cubic cargoes from draught restricted ports. This type of vessel cannot transit the Panama Canal. The term Kamsarmax stems from Port Kamsar in Guinea, where large quantities of bauxite are exported from a port with only 13.5 meter draught and a 229 meter length overall restriction, but no beam restriction.

•
Capesize. Capesize vessels have carrying capacities of between 110,000 and 199,999 dwt. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size. Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

•	VLOC. Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the dry bulk vessel fleet. VLOCs are built to exploit economies of scale on long-haul iron ore routes.

Dry Bulk Vessels: Indicative Deployment by Size Category

Cargo Type	Handysize	Handymax	Supramax	Panamax	Post Panamax/ Kamsarmax	Capesize	VLOC
Iron Ore	X					X	X
Coal	X		X	X	X	X	X
Grains	X	X	X	X	X
Alumina, Bauxite	X	X	X	X	X
Steel Products	X	X	X	X	X
Forest Products	X	X	X
Fertilizers	X	X	X
Minerals	X	X	X
Minor Bulks-Other	X	X

Source: Drewry Maritime Research

The supply of dry bulk shipping capacity, measured by the amount of suitable vessel tonnage available to carry cargo, is determined by the size of the existing worldwide dry bulk fleet, the number of new vessels on order, the scrapping of older vessels and the number of vessels out of active service (i.e., laid up or otherwise not available for hire). In addition to prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other voyage expenses, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleets in the market and government and industry regulation of marine transportation practices.

As of March 31, 2011, the world fleet of dry bulk vessels consisted of 8,248 vessels, totaling 546 million dwt in capacity. These figures are, however, based on pure dry bulk vessels and exclude a small number of combination vessels. The following table presents the world dry bulk vessel fleet by size as of March 31, 2011.

Dry Bulk Fleet: March 31, 2011

Size Category	Deadweight (Tons)	Number of Vessels	% of Total Fleet (No)	Total Capacity (Million Dwt)	% of Total Fleet (Dwt)
Handysize	10-39,999	3,020	36.6	82.2	15.1
Handymax	40-59,999	2,207	26.8	114.4	20.4
Panamax	60-79,999	1,432	17.3	102.5	18.8
Post Panamax	80-109,999	430	5.2	37.8	6.9
Capesize	110-199,999	965	11.7	162.6	29.8
VLOC	200,000+	202	2.4	49.0	9.0
Total		8,248	100.0	545.5	100.0

Source: Drewry Maritime Research

The average age of dry bulk vessels in service as of March 31, 2011 was approximately 13.7 years, and 25% of the fleet is more than 20 years old. The following chart illustrates the age profile of the global dry bulk vessel fleet as of March, 31 2011, together with scheduled deliveries by year as per the orderbook at March 31, 2011.

Dry Bulk Vessel Fleet Age Profile: December 31, 2010
(Millions of Dwt & No. of Vessels)

Source: Drewry Maritime Research

The supply of dry bulk vessels depends on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.

As of March 31, 2011, the global dry bulk orderbook (excluding options) amounted to 270 million dwt, or 49.4% of the then-existing dry bulk fleet.

Dry Bulk Vessel Orderbook: March 31, 2011

Size	2011		2012		2013		2014		2015+		Total		% of fleet
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt
10-40,000	456	14,326	265	8,829	62	2,127	9	303	0	0	792	25,585	31.1%
40-60,000	384	21,448	287	15,766	117	6,263	20	1,091	0	0	808	44,568	40.0%
60-80,000	116	8,446	121	8,761	68	4,865	4	299	0	0	309	22,370	21.8%
80-110,000	261	22,654	291	24,466	74	6,352	23	2,143	3	301	652	55,917	147.8%
110-200,000	236	39,575	147	24,305	41	6,893	0	0	0	0	424	70,773	43.5%
200,000+	57	16,517	84	21,839	35	8,606	13	3,520	0	0	189	50,482	103.0
Total	1,510	122,966	1,195	103,966	397	35,106	69	7,356	3	301	3,174	269,695	49.4%

Source: Drewry Maritime Research

Deliveries & Slippage

Delays in deliveries are often referred to as slippage. Historically, slippage rates have tended to be less than 10%, which means that 10% of the vessels due to be delivered in any year are in fact delivered in subsequent years. However, in 2007 and 2008 slippage rates rose, as the high level of new ordering that occurred across all market sectors since 2004 led to the commercial vessel orderbook reaching its highest point in history. This placed pressure on shipbuilding capacity, which in turn forced shipowners to place orders for new vessels in countries or shipyards which have little or no experience in building vessels for international customers.

In the dry bulk sector, the evidence suggests that the slippage rate was slightly less than 20% in 2008 and that it increased further in 2009 and 2010. At the start of 2009, approximately 70 million dwt was scheduled for delivery in the year, but by the year end only 43 million dwt had been completed. In 2010, the provisional data suggests that just over 70 million dwt was delivered, against expected deliveries of 110 million dwt. As previously explained, one reason for the delay in deliveries is the inexperience of some of the shipyards constructing dry bulk vessels. Indeed, almost 50% of the current dry bulk vessel orderbook is with Chinese shipyards.

Dry Bulk Vessel Orderbook—By Place of Build: March 31, 2011

Source: Drewry Maritime Research

If all the vessels currently on order are delivered on time and to schedule, there will be a large influx of newbuildings in 2011 in the dry bulk sector. However, it is clear that not all vessels currently on order will be delivered on time for a number of reasons, including the following:

•	In the most recent new ordering spree, which peaked in early 2008, shipowners were quoted unrealistic delivery times by some of the less experienced and new emerging shipyards.

•
The current economic and financial crisis and the steep depression in shipping markets generally may lead to further orderbook cancellations. A significant number of dry bulk vessel orders have been cancelled since the crisis began in the second half of 2008.

•	Financing is not in place for all of the vessels on order and in the current climate some owners will find it difficult to secure adequate funding.

•	Orders have been placed at "greenfield" shipyards, some of which are also finding it difficult to secure funding for yard development.

•	Even before the crisis, the less experienced shipyards were experiencing delays in deliveries.

Taken as whole, slippage is a manifestation of the combined effects of (1) shipyards initially quoting unrealistic delivery times, (2) inexperience among new shipbuilders, and (3) financing problems associated with both shipowners securing finance and new shipyards obtaining development capital.

Vessel Scrapping

The level of scrapping activity is generally a function of the age profile of the fleet, as all vessels have finite lives, together with charter market conditions, and operating, repair and survey costs. While strong freight markets persisted, there was minimal scrapping activity, but as freight markets weakened, scrapping activity has increased. The following chart illustrates the scrapping rates of dry bulk vessels for the periods indicated. It can be seen there was a marked increase in scrapping activity in 2008, 2009 and 2010.

Dry Bulk Vessel Scrapping: 2000 to 2010
('000 Dwt)

Source: Drewry Maritime Research

The Freight Market

Dry bulk vessels are employed in the market through a number of different chartering options. The general terms typically found in these types of contracts are described below.

•
Time Charter. A charter under which the vessel owner is paid charterhire on a per-day basis for a specified period of time. Typically, the shipowner receives semi-monthly charterhire payments on a U.S. dollar-per-day basis and is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs and bunkers.

•	Trip Charter. A time charter for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate.

•
Voyage Charter. A voyage charter involves the carriage of a specific amount and type of cargo on a load port-to-discharge port basis, subject to various cargo handling terms. Most of these charters are of a single voyage nature, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tonnage of cargo loaded on board by the agreed upon freight rate expressed on a U.S. dollar-per-ton basis. The owner is responsible for the payment of all voyage and operating expenses, as well as the capital costs of the vessel.

•
Spot Charter. A spot charter generally refers to a voyage charter or a trip charter, which generally last from 10 days to three months. Under both types of spot charters, the shipowner would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and for commissions on gross revenues. The shipowner would also be responsible for each vessel's intermediate and special survey costs.

•
Contract of Affreightment. A contract of affreightment, or CoA, relates to the carriage of multiple cargoes over the same route and enables the CoA holder to nominate different vessels to perform the individual voyages. Essentially, it constitutes a series of voyage charters to carry a specified amount of cargo during the term of the CoA, which usually spans a number of years. The entire vessel's operating expenses, voyage expenses and capital costs are borne by the shipowner. Freight normally is agreed on a U.S. dollar-per-ton basis.

•
Bareboat Charter. A bareboat charter involves the use of a vessel usually over longer periods of time ranging over several years. In this case, all voyage related costs, mainly vessel fuel and port dues, as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, are for the charterer's account. The owner of the vessel receives monthly charter hire payments on a U.S. dollar per day basis and is responsible only for the payment of capital costs related to the vessel. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

Charter Rates

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed, size and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates. Voyages loading from a port where vessels usually discharge cargo, or discharging from a port where vessels usually load cargo, are generally quoted at lower rates. This is because such voyages generally increase vessel efficiency by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the freight rate indices issued by the Baltic Exchange in London are the references most likely to be monitored. These references are based on actual charter hire rates under charters entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Exchange, an independent organization comprised of shipbrokers, shipping companies and other shipping players, provides daily independent shipping market information and has created freight rate indices reflecting the average freight rates (that incorporate actual business concluded as well as daily assessments provided to the exchange by a panel of independent shipbrokers) for the major bulk vessel trading routes. These indices include the Baltic Panamax Index, or BPI, the index with the longest history and, more recently, the Baltic Capesize Index, or BCI. The following chart details the movement of the BPI, BCI and Baltic Supramax Index.

Baltic Exchange Freight Indices: 2000 to 2010
(Index Points)

* The Baltic Supramax Index (BSI) is included from January 7, 2005, the date of its initial calculation.

Source: Baltic Exchange

Charter (or hire) rates paid for dry bulk vessels are generally a function of the underlying balance between vessel supply and demand. Over the past 25 years, dry bulk cargo charter rates have passed through cyclical phases and changes in vessel supply and demand have created a pattern of rate "peaks" and "troughs," which can been from the chart above. Generally, spot/voyage charter rates will be more volatile than time charter rates, as they reflect short term movements in demand and market sentiment.

In the time charter market, rates vary depending on the length of the charter period as well as vessel specific factors, such as age, speed and fuel consumption. Generally, short-term time charter rates are higher than long-term charter rates. The market benchmark tends to be a 12-month time charter rate, based on a modern vessel.

From early 2006 until the middle of 2008, rates for all sizes of dry bulk vessels increased significantly and in most cases reached record levels. However, the severe downturn in the global economy in the second half of 2008 and the collapse in demand for dry bulk vessels led rates to plummet to record lows. Since the early part of 2009 rates have been volatile, but they have gradually recovered from the market lows, with further improvements taking place in the first half of 2010, before leveling out in the second half of the 2010 and the early part of 2011.  The following charts show one year time charter rates for Capesize, Panamax, Supramax and Handysize class vessels between 2000 and 2011.

One Year Time Charter Rates: 2000 to 2011
(U.S. Dollars per Day)

Source: Drewry Maritime Research

The following table illustrates a comparison of average one year time charter rates for Handysize, Supramax, Panamax, Capesize and VLOC dry bulk vessels between 2000 and 2011.

Dry Bulk Vessels—One Year Time Charter Rates (Period Averages)
(U.S. Dollars per Day)

	Handysize	Supramax	Panamax	Capesize	VLOC
	28,000 dwt	55,000 dwt	75,000 dwt	170,000 dwt	200,000 dwt+
	10 years old	5 years old	5 years old	5 years old	5 years old
2000	7,371	9,433	11,063	18,021	n/a
2001	5,629	8,472	9,543	14,431	n/a
2002	4,829	7,442	9,102	13,608	n/a
2003	8,289	13,736	17,781	30,021	n/a
2004	14,413	31,313	36,708	55,917	n/a
2005	12,021	23,038	27,854	49,333	54,330
2006	12,558	21,800	22,475	45,646	50,650
2007	23,021	43,946	52,229	102,875	107,920
2008	24,110	48,310	56,480	116,180	119,240
2009	9,425	15,179	19,650	35,285	30,950
2010	14,025	20,779	25,317	40,308	38,955
March 2011	13,000	15,500	16,750	18,000	18,500

Source: Drewry Maritime Research

Newbuilding Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and newbuilding demand, raw material costs, freight markets and exchange rates. From 2003 to 2007, high levels of new ordering were recorded across all sectors of shipping, and as a result, newbuilding prices increased significantly, as can be seen in the chart below. However, as freight markets declined in the second half of 2008, new vessel ordering came to an almost complete stop, which made the assessment of newbuilding prices very difficult. Nevertheless, based on the few contracts which have been reported, it is evident that prices for new vessels also weakened in line with the general downturn in the market, but stabilized in 2010.

The following chart depicts changes in newbuilding contract prices for dry bulk vessels on a monthly basis since 2000 to 2011.

Dry Bulk Vessel Newbuilding Prices: 2000 to 2011
(Million U.S. Dollars)

Source: Drewry Maritime Research

Secondhand Prices

The dramatic increase in newbuilding prices and the strength of the charter market have also affected values in the secondhand market, to the extent that prices for dry bulk vessels rose sharply from 2004 reaching a peak in mid-2008. With vessel earnings running at relatively high levels and a limited availability of newbuilding berths, the ability to deliver a vessel early has resulted in increases in secondhand prices, especially for modern tonnage. Consequently, secondhand prices of modern dry bulk vessels in 2008 reached higher levels than those of comparably sized newbuildings.

However, this situation changed quickly when the freight market fell and values for all types of bulk vessels declined steeply in the second half of 2008. There were very few recorded sales in the second half of 2008 after the market collapsed and the trend in prices during this period can only be taken as an assessment. In 2009, there were more reported sales and the details of these sales seem to suggest that after reaching a low in the early part of 2009, prices for modern secondhand dry bulk vessels staged a modest recovery, only to fall back again in late 2010.

Dry Bulk Vessel Secondhand Prices: 2000 to 2011
5 Year Old Vessels (1)
(Million U.S. Dollars)

(1) Handysize vessel is 10 years old

Source: Drewry Maritime Research

BUSINESS

Our Company

We are a provider of international seaborne transportation services, carrying petroleum products and crude oil for the oil industry and drybulk commodities for the steel, electric utility, construction and agriculture-food industries.

As of the date of this prospectus our fleet consists of thirteen vessels: eight tankers, one of which is chartered-in, and five drybulk vessels.

Four of our drybulk vessels are currently employed on time charters and six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. Of our fleet, 63% by dwt are sister ships, which enhances the revenue generating potential of our fleet by providing us with operational and scheduling flexibility. Sister ships also increase our operating efficiencies because technical knowledge can be applied to all vessels in a series and create cost efficiencies and economies of scale when ordering spare parts, supplying and crewing these vessels.

During 2006, we ordered six newbuilding product tankers in the SPP shipyard in the Republic of Korea in order to modernize our tanker fleet. All of these tankers were delivered to us during 2009.

In addition, during 2007 we diversified our fleet portfolio by acquiring drybulk vessels, beginning with the acquisition of six drybulk vessels, one of which we subsequently sold.

We intend to continue to review the market for tanker and drybulk vessels to continue our program of acquiring suitable vessels on market terms.

We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and drybulk vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS". The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

Our Fleet

The following table presents the Company's fleet list and employment as of the date of this prospectus:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate
Eight Tanker Vessels

Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
UACC Sila (ex Ionian Wave)	50,000	2009	Bareboat Charter	Q1-2/2018	$9,000(A)
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300(A)
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550
Ioannis P	46,346	2003	Spot
Delos (B)	47,067	1991	Spot
Total Tanker dwt	393,413
Five Drybulk Vessels
Cyclades	75,681	2000	Time Charter	Q1-2/2014	$20,000
Amalfi	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000

Total Drybulk dwt	324,268

TOTAL DWT	717,681

A. On January 11, 2010, we announced that we received from the bareboat charterer of the M/T Ionian Wave, currently named UACC Sila, and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement. Furthermore on January 26, 2011, we announced that we had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. We are currently examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter. During April 2011, we announced that we had repossessed the M/T Ionian Wave and entered into a bareboat charter with a new charterer.

B. On October 1, we entered into a bareboat agreement to charter in M/T Delos for five years at an average daily rate of $5,219.

Chartering of the Fleet

As of the date of this prospectus, four of our drybulk vessels are employed on time charters while six of our tankers and one of our drybulk vessels are employed on bareboat charters. We actively manage the deployment of our fleet between time charters and bareboat charters, which last from several months to several years. We seek to deploy our vessels on both time charters and in the spot market in a manner that will optimize our earnings and profitability.

Management of the Fleet

Except as set forth below, since July 1, 2010, our Fleet Manager, Central Mare, a related party controlled by the family of our Chief Executive Officer, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to management agreements concluded between Central Mare and Top Ships as well as Central Mare and our vessel-owning subsidiaries.

On October 1, 2010, we entered into a management agreement with TMS Tankers, a party related to one of our major shareholders, for the technical management and crewing of M/T Delos.  Commercial management of the vessel was contracted to Central Mare as of that date. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions transferred to another manager, which may or may not be Central Mare.

Through June 30, 2010, TOP Tanker Management Inc., or TOP Tanker Management, our wholly-owned subsidiary, was responsible for the management of our fleet.

Competitive Strengths

We believe we possess a number of distinguishing factors that provide us with a strong position within the industry including:

Focus on modern sister ships. Approximately 63% of our current tanker fleet by deadweight are sister ships. We believe that the uniform nature of sister ships provides us with operating cost efficiencies and economies of scale with respect to maintenance, supplies, crew familiarity and training. We have and will continue to seek to acquire sister ships, to take advantage of such efficiencies to meet our customers' needs and enhance the revenue generating potential of our fleet by providing operational and scheduling flexibility.

Diversified Sector Profile. As of the date of this prospectus, our fleet is comprised of eight tanker and five dry bulk carriers. Our tankers carry refined petroleum products and crude oil while our drybulk carriers carry predominantly iron ore, coal, grains, steel products, cement, bauxite, fertilizers, sugar and scrap metals. These commodities are used in the energy, construction, steel and agri-food industries. We transport these cargoes on several geographically diverse routes, thereby reducing our dependency on any one cargo, industry or trade route. We believe that by operating a mixed fleet of vessels we lower our dependence on each shipping sector while we benefit from a broader customer base.

Experienced Management Team.  Our founder, President and Chief Executive Officer, Evangelos J. Pistiolis, has assembled a management team of senior executive officers and key employees with extensive experience in the shipping industry. Our management team has substantial experience in the international shipping and commodities industries, and a successful track record of exploiting investment opportunities in these sectors throughout various economic cycles. We believe that our management team is capable of dealing with all aspects of commercial, technical, management and financial areas of our business, promoting a focused marketing effort, tight quality and cost controls, effective operations and safety.

Cost-Efficient Operations. We believe we are a cost-efficient and reliable vessel operator because of the strength of our management team and the quality of our vessels. Furthermore, we believe that by operating our fleet through Central Mare Inc. we provide reliable and cost efficient services to our customers. We have contained operating expenses through rigorous technical supervision and planned vessel maintenance programs. We believe that the experience of our management team across shipping sectors and that of Central Mare Inc. will enable us to operate our fleet with efficiency, limited off-hire periods, and with an emphasis on safety and quality of operations.

High-Quality Mixed Fleet. Our fleet consists of high quality, well maintained double hull tankers as well as drybulk carriers that are designed for enhanced safety and low operating costs.

Business Strategy

Our business strategy is focused on building and maintaining enduring relationships with participants in the international tanker and drybulk industries, including leading charterers, oil companies, oil traders, brokers, suppliers, classification societies, insurers and others. We believe we have established a reputation in the international ocean transport industry for operating and maintaining our fleet with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and drybulk vessels, and who have strong ties to a number of national, regional and international oil companies, charterers and traders.

The key elements of our business strategy are:

Attractive Chartering Strategy. We actively and strategically deploy our fleet by employing our vessels under a mix of short-term charters and longer-term charters, including time charters of more than six months and bareboat charters, possibly with profit-sharing arrangements depending on our outlook for the tanker and dry bulk charter markets. As of the date of this prospectus, four of our drybulk vessels are employed on time charters, six of our tankers and one of our drybulk vessels are employed on bareboat charters, and two of our tankers are employed on spot charters. We believe that our existing charter coverage provides us with predictable contracted revenues and operating visibility.

Return-Driven Acquisitions and Selected Fleet Expansion. We intend to grow our fleet through timely and selective accretive acquisitions of high quality, double-hull crude oil and refined petroleum product tankers as well as drybulk carriers. We continuously monitor acquisition opportunities in the shipping industry based on certain financial returns criteria. We seek to identify, analyze and strategically invest when attractive opportunities arise.

Significant Market Presence. Our growth strategy of operating what we believe is a fleet with a significant number of vessels in select size sectors of both the tanker and drybulk markets aims to enhance our attractiveness to charterers by offering multiple vessels, including sister ships, to meet such charterers' diverse scheduling needs and provide flexibility to deploy our vessels in period and spot charter contracts.

Superior Customer Service. We believe that our commitment to providing safe and quality transportation services will enable us to continue to grow our relationships with our customers who seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. Our tanker vessels have been vetted by most oil majors from time to time..

Our Credit Facilities

Please see "Management's Discussion and Analysis – Contractual Obligations – (1) Debt Facilities" for a description of our credit facilities.

History and Development of the Company

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS". The current address of our principal executive office is 1 Vas. Sofias and Meg. Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000.

On July 23, 2004, we completed our initial public offering. The net proceeds of our initial public offering, approximately $124.6 million, were primarily used to finance the acquisition of 10 vessels, comprised of eight Ice-class double-hull Handymax tankers and two double-hull Suezmax tankers. The total cost of the acquisition was approximately $251.3 million.

On November 5, 2004, we completed a follow-on offering of our common stock. The net proceeds of our follow-on offering, approximately $139.5 million, were used primarily to finance the acquisition of five double-hull Suezmax tankers. The total cost of the acquisition was approximately $249.3 million.

During 2005, we acquired five double-hull Handymax and four double-hull Suezmax tankers at a total cost of $453.4 million and sold one double-hull Handymax and our last single-hull Handysize tanker. We sold and leased-back five double-hull Handymax tankers for a period of seven years.

From April 2006, until July 2006, we issued through a "controlled equity offering" 1,302,454 shares of common stock, par value $0.01. The net proceeds totaled $26.9 million.

During 2006, we sold and leased-back on a fixed charter basis four double-hull Handymax, four double-hull Suezmax and five double-hull Suezmax tankers for periods of five years, five years and seven years, respectively. Additionally, we sold three double-hull Handymax tankers, and we entered into an agreement with SPP Shipbuilding Co., Ltd. of the Republic of Korea, or SPP, for the construction of six product/chemical tankers.

In May 2007, we re-acquired four Suezmax tankers that we sold in 2006 in an earlier sale and leaseback transaction and terminated the respective bareboat charters. The re-acquisition price was $208.0 million and was partially financed by the early redemption of the seller's credit of $20.6 million associated with the 2006 sales and leaseback transactions, along with secured debt financing and cash from operations.

From June 2007 until July 2007, we issued through a "controlled equity offering" 1,435,874 shares of common stock, par value $0.01. The net proceeds totaled $29.4 million.

During July and August 2007, we agreed to acquire one Supramax, one Handymax and four Panamax drybulk vessels at a total cost of $370.1 million. The Handymax and two of the four Panamax drybulk vessels were delivered to us during the fourth quarter of 2007. The Supramax and the remaining two Panamax drybulk vessels were delivered to us during the first two quarters of 2008.

In December 2007, we completed a follow-on offering of our common stock. The net proceeds of this follow-on offering, approximately $68.9 million, were used primarily to repay outstanding secured debt and to partially finance the acquisition of the six drybulk vessels mentioned above, one of which we have since sold.

During 2007 we sold one Suezmax tanker, we agreed to sell one Suezmax tanker that we later delivered in January 2008 to its new owners, and we terminated the bareboat charters on three Handymax tankers that we sold in 2006 in sale and leaseback transactions, due to the sale of the vessels by their owners to third parties.

During 2008, we took delivery of one Supramax drybulk vessel and two Panamax drybulk vessels, which we had agreed to acquire in 2007 as mentioned above. Additionally, during 2008, we sold seven owned Suezmax tankers and one Panamax drybulk vessel and we arranged the sale of six chartered-in vessels, under bareboat charters, and terminated the respective charters.

On March 20, 2008, we effected a three-for-one reverse stock split of our common stock. There was no change in the number of authorized common shares. As a result of the reverse stock split, the number of outstanding shares as of March 20, 2008 decreased to 20,705,380, while the par value of our common shares remained unchanged at $0.01 per share.

In April 2008, we privately placed with various investors 7.3 million unregistered shares of common stock, par value $0.01, for aggregate proceeds of approximately $51.0 million. The 7.3 million shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. In July 2008, we filed a registration statement on Form F-3, with respect to these 7.3 million shares.

During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share for the duration of one year. We began the share repurchases during the fourth quarter of 2008 and the transactions were made in the open market on NASDAQ under Rule 10b-18 of the Exchange Act. As at December 31, 2008, we repurchased and cancelled an amount of 396,949 shares from the open market. We continued our repurchase program until February 3, 2009. During the first two months of 2009, we repurchased an amount of 358,601 shares from the open market. All the outstanding shares that have been repurchased under this program were held initially as treasury stock and were subsequently cancelled. Consequently, the outstanding amount of 358,601 shares was cancelled effective as of February 25, 2009.

In February 2009, we took delivery of M/T Miss Marilena and M/T Lichtenstein from SPP. M/T Miss Marilena and M/T Lichtenstein are two out of six 50,000 dwt product / chemical tankers delivered in 2009. M/T Miss Marilena and M/T Lichtenstein entered into bareboat time-charter employment for a period of 10 years at a daily rate of $14,400 and $14,550, respectively.

In March 2009, we took delivery of M/T Ionian Wave, currently named UACC Sila, and M/T Tyrrhenian Wave from SPP. M/T Ionian Wave and M/T Tyrrhenian Wave are the third and fourth out of the six 50,000 dwt product / chemical tankers discussed above. M/T Ionian Wave and M/T Tyrrhenian Wave entered into bareboat time-charter employment for a period of seven years at a daily rate of $14,300, with three successive one-year options at a higher daily rate.

In April 2009, we agreed with the owners of the M/T Relentless to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. Under this agreement, we redelivered the vessel to its owners and paid a termination fee of $2.5 million during the third quarter of 2009. The bareboat charter would have expired in 2012.

On May 22, 2009, we took delivery of M/T Britto from SPP. M/T Britto is the fifth out of the six 50,000 dwt newbuilding product / chemical tankers delivered in 2009. M/T Britto entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

On June 24, 2009, we terminated the bareboat charters, initially entered into as part of the sale and leaseback deal in 2006, and redelivered the vessels M/T Faithful, the M/T Doubtless, the M/T Spotless and the M/T Vanguard to their owners after paying $11.8 million in termination fees and expenses. In addition to the termination fees and expenses, we forfeited our right to receive the seller's credit of $10.0 million from the initial sale of the vessels, which would have been received upon the expiration of the bareboat charters, and we paid for the dry-dock of the M/T Spotless which was completed during July 2009. The bareboat charters were set to expire in 2011. We remained the managers of M/T Faithful until April 30, 2010, which was shortly after the expiration of its time charter, and we were reimbursed by the owners for all expenses incurred.

On July 3, 2009, we redelivered the M/T Relentless to its owners and paid the termination fee of $2.5 million as part of a termination agreement signed in April 2009 to terminate the bareboat charter initially entered into as part of the sale and leaseback deal in 2005. In addition to the termination fee, we had undertaken to perform certain works on the vessel prior to its redelivery which involved additional costs. From the date of the agreement until the date of redelivery, the bareboat hire had been set at $7,000 per day.  This was the last leased vessel in our fleet.

On July 1, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV LTD., or YA Global, pursuant to which we may offer and sell up to $200 million worth of our common shares to YA Global. The SEDA has a duration of three years. We made initial sales under the SEDA on August 13, 2009 and continued through October 1, 2009. As of that date, 2,230,000 shares had been sold with net proceeds amounting to approximately $2.9 million. During the period from October 21, 2009 to the date of this report, no further shares have been sold to YA Global under the SEDA.

On August 3, 2009, we took delivery of the M/T Hongbo, the last of the six 50,000 dwt newbuilding product / chemical tankers built in the SSP shipyard in the Republic of Korea. On August 3, 2009 M/T Hongbo entered into bareboat time-charter employment for a period of ten years at a daily rate of $14,550.

In response to a Nasdaq notification received in August 2010 that our common stock was in violation of its minimum bid price requirements, we obtained shareholder authorization at our annual general meeting held on September 30, 2010 to conduct a reverse stock split at a ratio of not less than one-for-two and not more than one-for-ten, if necessary to regain compliance, which authorization shall expire at the date of our 2011 annual general meeting of shareholders. During January 2011, we regained compliance with the Nasdaq requirement due to an increase in our common stock price. On March 28, 2011 we received a notification from Nasdaq stating that our common stock was again in violation of its minimum bid price requirements. The applicable grace period to regain compliance is 180 calendar days expiring September 26, 2011.

On October 1, 2010 we entered into a bareboat agreement to charter in the M/T Delos for five years at an average daily rate of $5,219.

On November 5, 2010, we sold M/T Dauntless for $ 20.1 million.

As of December 31, 2010, our fleet consisted of twelve owned vessels and one chartered-in vessel under a bareboat charter. This fleet includes eight Handymax tankers, one Supramax drybulk vessel, one Handymax drybulk vessel, and three Panamax drybulk vessels, with total carrying capacity of 0.7 million dwt. As of December 31, 2009, our fleet consisted of thirteen owned vessels, with total carrying capacity of 0.7 million dwt.

Properties

We have no properties other than our vessels.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future for example, as a result of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. Please see "United States—the U.S. Clean Air Act" below for information on the ECA designated in North America and the Hawaiian Islands. We have obtained International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of  $2,000 per gross ton or $17,088,000 per double hull tanker, and $1,000 per gross ton or $854,400 for any non-tank vessel respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water  in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On December 22, 2009, the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur and, effective January 1, 2012, marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

In October 2009, the European Union amended a previously adopted Directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has also adopted a Directive to limit the sulphur content of marine fuels in order to reduce sulphur dioxide emissions from ships.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (, or the "BWM Convention"). The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options become mandatory, the cost of compliance can be significant for ocean carriers.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes or requests other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical / automation plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical / automation plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry-docked every 30 to 36 months (all after their 15th year of age) for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by the American Bureau of Shipping, Lloyd's Register of Shipping, Det Norske Veritas or Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance Generally

The operation of any cargo vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we carry loss of hire insurance to cover 100% of our fleet, we may not be able to maintain this level of coverage. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We have obtained marine hull and machinery, marine interests and war risk insurance, which includes the risk of actual or constructive total loss, general average, particular average, salvage, salvage charges, sue and labor, damage received in collision or contact with fixed or floating objects for all of the vessels in our fleet. In 2009, the vessels in our fleet were each covered up to at least fair market value, with deductibles of $100,000 per vessel per incident, for the non-bareboat vessels in our fleet. In 2010, deductibles changed to include an additional machinery deductible of $100,000 per vessel per incident for the non-bareboat vessels in our fleet. In 2011, the Hull and Machinery deductibles were adjusted to $100,000. For the vessels that are under bareboat charters, the charterer is responsible for arranging and paying the hull and machinery insurance. We have also arranged increased value coverage for one of our bareboat chartered vessels, M/V Papillon, in order to conform with relevant loan covenants. Under this increased value coverage, in the event of total loss of a vessel, we will recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance by the charterers, in relation to values dictated by loan covenants.

Loss of Hire Insurance

During 2009, we obtained Loss of Hire Insurance to cover the loss of hire of each non-bareboat vessel and two of the bareboat chartered vessels, M/T Ionian Wave, currently named UACC Sila, and M/T Hongbo, as required by the relevant loan agreements, for 90 days in excess of 30 days in case of an incident that is coverable by our Hull and Machinery policy. In 2010, we obtained Loss of Hire Insurance to cover the loss of hire for M/V Cyclades, M/V Pepito, M/T Ioannis P, M/T Ionian Wave and M/T Hongbo for 90 days in excess of 30 days in case of an incident that is coverable by our Hull and Machinery policy. We did not opt to cover any vessel for loss of hire for 2011 and the mortgagee bank for the bareboat chartered-out vessels M/T Ionian Wave and M/T Hongbo agreed to waive their mortgage covenant to have Loss of Hire Insurance renewed for these vessels.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, collision liabilities, damage to other third party property, pollution arising from oil or other substances and wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "P&I Clubs." Cover is subject to the current statutory limits of liability and the applicable deductibles per category of claim. Our current protection and indemnity insurance coverage for pollution stands at $1.0 billion for any one event.

The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at approximately $5.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our time charters, bareboat charters and voyage charters in the spot market through the use of brokers, who negotiate the terms of the charters based on market conditions. We compete primarily with owners of tankers in the Handymax class sizes and also with owners of drybulk vessels in the Handymax, Supramax and Panamax class sizes. Ownership of tankers is highly fragmented and is divided among major oil companies and independent vessel owners. The drybulk market is less fragmented with more small operators.

Seasonality

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may affect operating results.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

The Marshall Islands imposes no exchange controls on non-resident corporations.

MANAGEMENT

DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names, ages and positions of our directors, executive officers and key employees as at December 31, 2010. Members of our Board of Directors are elected annually on a staggered basis, and each director elected holds office for a three-year term. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected.

Name	Age	Position

Evangelos J. Pistiolis	38	Director, President, CEO

Vangelis G. Ikonomou	46	Director, Executive Vice President and Chairman of the Board

Alexandros Tsirikos	37	Director, Chief Financial Officer

Michael G. Docherty	51	Director

Roy Gibbs	61	Director, Chairman of the Audit Committee

Marios Hamboullas	70	Director

Yiannakis C. Economou	62	Director

Demetris P. Souroullas	48	Chief Technical Officer

Eirini Alexandropoulou	39	Secretary

Biographical information with respect to each of our directors and executives is set forth below.

Evangelos J. Pistiolis founded our Company in 2000, is our President and CEO and has served on our Board of Directors since July 2004. Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering. His career in shipping started in 1992 when he was involved with the day to day operations of a small fleet of drybulk vessels. From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels. While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.

Vangelis G. Ikonomou is our Executive Vice President and Chairman and has served on our Board of Directors since July 2004. Prior to joining the Company, Mr. Ikonomou was the Commercial Director of Primal Tankers Inc. From 2000 to 2002, Mr. Ikonomou worked with George Moundreas & Company S.A. where he was responsible for the purchase and sale of second-hand vessels and initiated and developed a shipping industry research department. Mr. Ikonomou worked, from 1993 to 2000, for Eastern Mediterranean Maritime Ltd., a ship management company in Greece, in the commercial as well as the safety and quality departments. Mr. Ikonomou holds a Masters degree in Shipping Trade and Finance from the City University Business School in London, a Bachelors degree in Business Administration from the University of Athens in Greece and a Navigation Officer Degree from the Higher State Merchant Marine Academy in Greece.

Alexandros Tsirikos has served as our Chief Financial Officer since April 1, 2009. Mr. Tsirikos, is a UK qualified Chartered Accountant (ACA) and has been employed with us since July 2007 as the Company's Corporate Development Officer. Prior to joining us, Mr Tsirikos was a manager with PricewaterhouseCoopers, or PwC, where he worked as a member of the PwC Advisory team and the PwC Assurance team thereby drawing experience both from consulting as well as auditing. As a member of the Advisory team, he lead and participated in numerous projects in the public and the private sectors, involving strategic planning and business modeling, investment analysis and appraisal, feasibility studies, costing and project management. As a member of the Assurance team, Mr. Tsirikos was part of the International Financial Reporting Standards, or IFRS, technical team of PwC Greece and lead numerous IFRS conversion projects for listed companies. He holds a Master's of Science in Shipping Trade and Finance from City University of London and a Bachelor's Degree with honors in Business Administration from Boston University in the United States. He speaks English, French and Greek.

Michael G. Docherty has served on our Board of Directors since July 2004. Mr. Docherty is a founding partner of Independent Average Adjusters Ltd., an insurance claims adjusting firm located in Athens, Greece, which he co-founded in 1997. Mr. Docherty has 25 years of international experience handling maritime insurance claims.

Roy Gibbs has served on our Board of Directors since July 2004 and he has also been the Chairman of the Audit Committee. Mr. Gibbs has been the chief executive officer of Standard Chartered Grindlays Bank, Greece, formerly ANZ Grindlays, since 1992. From 1988 to 1992, Mr. Gibbs was the chief manager of domestic banking at ANZ Grindlays, London. Prior to that he was assistant director for property, construction and shipping at ANZ London. Mr. Gibbs joined National and Grindlays Bank in 1965.

Marios Hamboullas has served on our Board since September 2009. Mr Hamboullas is the founder and Chairman of Astarti Development Public Company Ltd., a public company founded in 1979 and listed on the Cyprus Exchange (Symbol: AST) engaged in the hotel industry. Since 1968, Mr. Hamboullas has been a managing director of Kyriacos Hamboullas and Son Ltd., a family owned company with extensive interests in agriculture, trading and manufacturing. Mr. Hamboullas is also the Business Development Director of D.H. Cyprotels Plc, a Cypriot private company engaged in the hotel and tourism industry. Mr. Hamboullas also serves as a director of the following private companies: Hamboullas Financial Services Ltd. and Marham Investments Ltd. Mr. Hamboullas earned his M.A. degree in Law and Economics from Cambridge University U.K. and a post-graduate degree in European Politics and Economics from Strasbourg University in France. Mr. Hamboullas is a citizen of Cyprus and is fluent in Greek, English and French.

Yiannakis C. Economou has served on our Board since September 2009. Mr. Economou is a Managing Director of Hull Blyth Araouzos Limited, a company based in Cyprus which provides a wide variety of services in passenger and cargo transport by sea, land and air, including agency services for shipping, aviation, travel and tourism, customs clearance and freight forwarding. Since 1985, Mr. Economou has served as a Managing Director and Secretary of the company. Prior to joining Hull Blyth, Mr. Economou trained in shipping with Ellerman City Liners in Liverpool and London, England. Mr. Economou earned his Bachelor of Laws degree at the University of Athens. Since 1981, Mr. Economou has served on the Board of Directors of Associated Agencies Ltd. and United Stevedoring Company Limited. Mr. Economou for the third time serves as the President of the Cyprus Shipping Association. He is also a member of the Employers Association of Cyprus, Honorable Consul for Costa Rica in Cyprus, Secretary of the Consular Corps in Cyprus and was a past President of the Rotary Club of Famagusta. Mr. Economou is a citizen of Cyprus.

Demetris P. Souroullas is our Chief Technical Officer and has been with our Company since 2007. Prior to joining the Company, and from 2001 onwards Mr. Souroullas held the positions of CEO for the Fleet of Admibros Shipmanagement Co. Ltd and Technical and General Manager of LMZ Transoil Shipmanagement S.A. Prior to that Mr. Souroullas worked with the Cyprus Bureau of Shipping where he started in 1988 as a Surveyor and left in 2001 as the Head of Classification. Mr. Souroullas holds a Masters degree in Naval Architecture from the University of Newcastle upon Tyne, and a Bachelors degree in Maritime Technology from the University of Wales Institute of Science and Technology.

Eirini Alexandropoulou has been our Secretary since August 2004. Mrs. Alexandropoulou's principal occupation for the past eleven years is as a legal advisor providing legal services to ship management companies with respect to corporate and commercial as well as shipping and finance law issues in Greece. From 2001 to 2004, Mrs. Alexandropoulou served as a legal advisor to Eurocarriers SA, a ship manager. Most recently, from 2000 to 2001, Mrs. Alexandropoulou served as a legal advisor to Belize's ship registry office in Piraeus. Mrs. Alexandropoulou has been a member of the Athens Bar Association since 1997 and has a law degree from the Law Faculty of the University of Athens.

Board of Directors and Committees

We have established an audit committee composed of three members, which pursuant to a written audit committee charter is responsible for reviewing our accounting controls and recommending to the Board of Directors, or the Board, the engagement of our outside auditors. Each member is an independent director under the corporate governance rules of the NASDAQ Global Select Market. The members of the audit committee are Messrs. Gibbs, Hamboullas and Economou. In June 2007, we established a compensation committee and a nominating and governance committee. Both committees are composed of three members, all of whom are independent directors. The compensation committee carries out the Board's responsibilities relating to compensation of the Company's executive and non-executive officers and provides such other guidance with respect to compensation matters as the Committee deems appropriate. The nominating and governance committee assists the Board in: (i) identifying, evaluating and making recommendations to the Board concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill Board vacancies; (ii) developing and recommending to the Board a set of corporate governance guidelines and principles applicable to the Company, and (iii) reviewing the overall corporate governance of the Company and recommending improvements to the Board from time to time.

The board has determined that Mr. Gibbs, chairman of our audit committee, qualifies as a financial expert and is considered to be independent under the corporate governance rules of the NASDAQ Global Select Market.

Compensation of Directors and Senior Management

During the fiscal year ended December 31, 2010, we paid to the members of our senior management and to our directors' aggregate compensation of $5.3 million. We do not have a retirement plan for our officers or directors.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes our four executive officers to us as described below. These agreements were entered into in exchange for terminating prior employment agreements.

Under the terms of the agreement for our CEO, we are obligated to pay annual base salary, a minimum cash bonus and stock compensation of 500,000 common shares of the Company to be issued at the end of each calendar year and which shall vest six months from the date of issuance. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date. The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our CEO's employment is terminated without cause, he is entitled to certain personal and household security costs.  If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, Mr. Pistiolis is entitled to receive a cash payment of Euro 3 million and 1,472,438 of our common shares.  The Agreement also contains death and disability provisions.  In addition, Mr. Pistiolis is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for our Executive Vice President and Chairman, we are obligated to pay annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expires on August 31, 2011; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If our Executive Vice President and Chairman is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, he is entitled to receive a cash payment of three years annual base salary.  The Agreement also contains death and disability provisions.  In addition, our Executive Vice President and Chairman is subject to non-competition and non-solicitation undertakings.

Under the terms of the agreement for our Chief Financial Officer, we are obligated to pay annual base salary and stock compensation of 200,000 common shares which were issued on December 21, 2009, of which 100,000 common shares vested on December 21, 2010 and 100,000 common shares shall vest on December 21, 2011. The initial term of the agreement expires on August 31, 2012, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

If he is removed from the Board of Directors or not re-elected, then his employment terminates automatically without prejudice to Central Mare's rights to pursue damages for such termination.  In the event of a change of control, Mr. Tsirikos is entitled to receive a cash payment equal to three years' annual base salary and 550,000 of our common shares.  The Agreement also contains death and disability provisions.  In addition, Mr. Tsirikos is subject to non-competition and non-solicitation undertakings.

Under the terms of our agreement for our Chief Technical Officer, we are obligated to pay annual base salary and stock compensation of 249,990 common shares which were issued on October 29, 2010 and which vest ratably over a period of 15 months beginning in October 2010. The initial term of the agreement expires on August 31, 2011, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

Equity Incentive Plan

In April 2005 the Board adopted the TOP SHIPS INC. 2005 Stock Incentive Plan which was amended and restated in December 2009, or the Plan, under which our officers, key employees and directors may be granted options to acquire common stock. A total of 1,000,000 shares of common stock were initially reserved for issuance under the Plan, which is administered by the Board. The number of shares of common stock reserved for issuance under the Plan is currently 12,000,000. The Plan also provides for the issuance of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors. The Plan expires 10 years from the date of its adoption. Please see " Note 15 – Stock Incentive Plan" in the accompanying financial statements describing grants provided since the Plan's adoption.  Below is a description of the grants provided pursuant to our equity incentive plan in our last financial year.

In 2010, we granted an aggregate of 1,308,809 restricted and unrestricted shares of our common stock to our senior management, representing an aggregate compensation cost for such restricted and unrestricted share awards of $2 million.

Of this aggregate amount, 58,824 unrestricted shares were granted to an officer. The shares vested immediately.

Also of this aggregate amount, 500,000 shares were granted to our CEO and issued to Sovereign Holdings Inc., a company wholly-owned by our CEO, and vested six months from the date of grant. However, as the shares granted to our CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

The remainder is comprised of 749,985 restricted shares granted to other members of senior management. The shares vest in fifteen equal monthly installments.

Employees

During 2008, 2009 and part of 2010 we had four employees. As of September 1, 2010, we have no direct employees and our four executive officers are furnished to us pursuant to agreements with Central Mare, as described above. During 2008, 2009 and 2010, our wholly-owned subsidiary, TOP Tanker Management, employed on average 88, 55 and 23 employees, respectively, all of whom are shore-based. Our current Fleet Manager, Central Mare or TMS Tankers in the case of the M/T Delos, ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. As of December 31, 2008, 2009 and 2010, we also employed 300, 137 and 137 sea going employees, directly and indirectly through our sub-managers.

As of the date of this prospectus our employees include our executive officers and four other employees, namely internal auditor, corporate development officer and two administrative employees whose services are provided by an agreement through Central Mare Inc., or Central Mare, which we refer to as our Fleet Manager, a related party controlled by the family of the Company's CEO. In addition, Central Mare is responsible for recruiting, mainly through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of the date of this prospectus, regarding (i) the owners of more than five percent of our common stock that we are aware of and (ii) the total amount of capital stock owned by our officers and directors. All of the shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.  There are 34,200,673 shares of our common stock issued and outstanding as of the date of this prospectus. All share and per share information presented below concerning our common stock does not reflect a reverse stock split, within the range of 1:2 to 1:10 shares, that we expect our Board to effect prior to the effectiveness of the registration statement of which this prospectus is a part.

Identity of Person or Group	Number of Common Shares Owned	Percent of Class Before This Offering	Percent of Class After This Offering (1)
All officers and directors as a group	4,985,393	14.58%
Sphinx Investment Corp., Maryport Navigation Corp. and George Economou (2)	4,133,333	12.09%
Evangelos Pistiolis and Sovereign Holdings (3)	3,826,564	11.19%
QVT Financial LP (4)	2,132,709	6.24%
Shares of officers and directors other than Evangelos Pistiolis	1,158,829	3.39% (*)
Kingdom Holdings Inc. (5)	1,065,393	3.12%

(1)	Does not give effect to the exercise of the underwriters' over-allotment option.
(2)	This information is based on the Schedule 13D filed jointly by Sphinx Investment Corp., Maryport Navigation Corp. and George Economou on October 24, 2008.
(3)	This information is based on the Schedule 13D/A filed jointly by Evangelos Pistiolis and Sovereign Holdings Inc., a company wholly-owned by him, on May 5, 2011.
(4)
This information is based on the Schedule 13D filed jointly by QVT Financial LP, QVT Financial GP LLC, QVT Fund LP and QVT Associates GP LLC on December 18, 2009. QVT Fund LP reports ownership of 1,873,365 shares of our common stock, representing 5.48% of our issued and outstanding shares as of the date of this prospectus.

(5)
A company owned primarily by adult relatives of our President, CEO, and Director, Evangelos Pistiolis. This information is based on the Schedule 13G/A filed by Kingdom Holdings Inc. on February 4, 2009.

(*)	Each individual officer or director within this group owns less than 1% of our issued and outstanding shares of common stock.

RELATED PARTY TRANSACTIONS

Central Mare Letter Agreement, Management Agreements, and Other Agreements:

Since July 1, 2010, Central Mare, a related party controlled by the family of our CEO, has been performing all of our operational, technical and commercial functions relating to the chartering and operation of our vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships, as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries. See "Note 5 – Transactions with Related Parties" in our accompanying financial statements. These agreements have an initial term of five years after which they will continue to be in effect until terminated by either party subject to a twelve month advance notice of termination.

The company pays a management fee of Euro 650 or $868 per day per vessel that is employed under a time or voyage charter and a management fee of Euro 250 or $334 per day per vessel that is employed under a bareboat charter. In addition, the management agreements provide for payment by the company to Central Mare of: (i) a fee of Euro 100 or $134 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 or $668 per day for superintendent visits; (iii) a chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) a chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% of all gross sale proceeds or the purchase price paid for vessels; (vi) a quarterly fee of Euro 250,000 or $333,800 for services rendered by Central Mare in connection with the company's financial accounting services; (vii) a quarterly fee of Euro 80,000 or $106,816 for services in relation to the financial reporting requirements of the company under Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; (ix) a newbuilding supervision fee of Euro 400,000 or $534,080 per newbuilding vessel and (x) an annual fee of Euro 10,000 or $13,352 per vessel, for the provision of information-system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 90 or $120 per day per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% of the total insurance premiums. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 or $200 per person per eight-hour day. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the company will be payable to Central Mare at cost.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum. Transactions with the Fleet Manager in Euros are settled on the basis of the EUR/USD on the invoice date. The conversion from Euros to U.S. Dollars is based on the U.S. Dollar/Euro exchange rate of 1.3352 as of December 31, 2010.

We pay TMS Tankers a daily management fee of $1,500 for the technical management and crewing of M/T Delos. In addition, we pay Central Mare a daily management fee of $1,000 for the commercial management of M/T Delos. The management agreement with TMS Tankers is expected to be terminated during the second quarter of 2011 and all management functions performed by TMS Tankers will be transferred to another manager.

At December 31, 2010, $1.8 million is payable to Central Mare, and is reflected in the consolidated balance sheets as Due to related parties.

On September 1, 2010, we entered into separate agreements with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes our executive officers to us. These agreements were entered into in exchange for terminating prior employment agreements.  See "Management – Compensation of Directors and Senior Management".

On March 1, 2011, we entered into an agreement with Central Mare, a related party controlled by the family of the Company's CEO, pursuant to which Central Mare furnishes certain employees to us including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this, we are obligated to pay an annual base salary. Please see "Note 5 – Transactions with Related Parties" to the accompanying financial statements for further information.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have                        shares of common stock outstanding, or                          if the underwriters' over-allotment option is exercised in full. Of these shares, the                          shares sold in this offering, or                          if the underwriters' over-allotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares acquired by our "affiliates" as defined in Rule 144 under the Securities Act.

Immediately after the closing of this offering, our existing shareholders and our directors and executive officers will continue to own    % of our common shares, or    % of our common shares if the underwriters' over-allotment option is exercised in full, which were acquired in private transactions not involving a public offering, and these shares will therefore be treated as "restricted securities" for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act. The restricted securities held by our existing shareholders and our directors and executive officers will also be subject to certain lock-up restrictions described below.

In general, under Rule 144, a person (or persons whose shares are aggregated), who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his, her or its shares without registration and without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144 as currently in effect, if we have been a public reporting company under the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated) who has beneficially owned our restricted shares for at least six months, is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the total number of common stock then outstanding; or

•	The average weekly trading volume of common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 also are subject to the availability of current public information about us and, in the case of sales by affiliates, certain manner of sale provisions and notice requirements.

We have agreed that for a period beginning on the date of this offering until       days thereafter subject to certain other exceptions, we will not, without the prior written consent of                           :

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or file any registration statement under the Securities Act with respect to any of the foregoing; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

In relation to shares granted under our equity incentive plan, our directors and our named executive officers have agreed that for a period beginning on the date of this offering until       days thereafter, subject to certain exceptions, none of them will, without the prior written consent of                         which may be withheld or delayed in                         sole discretion:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities; ornter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

•
enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of our equity securities, whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Date	Number of Shares Eligible for Sale(1)	Comment
Date of prospectus	None	Shares not locked up and eligible for sale freely or under Rule 144
days from date of prospectus(2)		Lock-up released; shares eligible for sale under Rule 144

(1)           Excludes an aggregate of        shares of our common stock reserved for issuance but not yet issued pursuant to our equity incentive plan.

(2)           Assumes that the lock-up period will not be extended or waived in accordance with the terms of the lock-up agreement and that the underwriters do not exercise their over-allotment option.

DESCRIPTION OF OUR CAPITAL STOCK

For purposes of the description of the Company's capital stock below, references to "us," "we" and "our" refer only to TOP SHIPS INC. and not any of our subsidiaries.

Purpose

Our purpose, as stated in our Amended and Restated Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA. Our Amended and Restated Articles of Incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

The Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, of which  34,200,673 shares were issued and outstanding as of the date of this prospectus and 20,000,000 preferred shares with par value of $0.01, of which no shares are issued and outstanding. In addition, we have issued 12,512,400 of our common shares to Hongbo Shipping Company Limited, our wholly-owned subsidiary, in connection with a share pledge under our DVB loan agreement that was used to purchase the M/T Hongbo; these shares are considered issued but not outstanding because they are held by our wholly-owned subsidiary. All share and per share information concerning our common stock presented here does not reflect a reverse stock split, within the range of 1:2 to 1:10 shares, that we expect our Board to effect prior to the effectiveness of the registration statement of which this prospectus is a part. The Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.

Share History

Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed TOP TANKERS INC. in May 2004. In December 2007, TOP TANKERS INC. was renamed TOP SHIPS INC. Our common stock is currently listed on the NASDAQ Global Select Market under the symbol "TOPS".

Please see "Note 14 – Common Stock and Additional Paid-In Capital" and "Note 15 – Stock Incentive Plan" to the accompanying financial statements for our share history over the past three fiscal years.

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with Computershare Investor Services, LLC, as Rights Agent, as of August 19, 2005. Under this Agreement, we declared a dividend payable of one right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of Top Ships Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 15% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's Board of Directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the company's common stock. On the distribution date, each holder of a right will be entitled to purchase for $25 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 15% of the company's common stock then each holder of a right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. If after an Acquiring Person acquires more than 15% of the company's common stock, the company merges into another company or the company sells more than 50% of its assets or earning power, then each holder of right (except for those owned by the acquirer) will be entitled to purchase at the Exercise Price, a number of shares of common stock of the surviving entity which has a then current market value of twice of the Exercise Price. Any time after the date an Acquiring Person obtains more than 15% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each right owned by all other rights holders, in whole or in part, for one share of the company's common stock. The rights expire on the earliest of (1) August 31, 2015 or (2) the exchange or redemption of the rights as described above. The company can redeem the rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 15% or more of the company's common stock, or the expiration date. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

General

Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws.  Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws do not impose any limitations on the ownership rights of our shareholders.

Under our Amended and Restated By-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the board of directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

           Directors.   Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws prohibit cumulative voting in the election of directors.

        The board of directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors, and to members of any committee, for attendance at any meeting or for services rendered to us.

Classified Board

Our Amended and Restated Articles of Incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

                        Election and Removal

Our Amended and Restated Articles of Incorporation and Amended and Restated by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Dissenters' Rights of Appraisal and Payment.    Under the Business Corporation Act of the Republic of the Marshall Islands, or BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions.    Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Anti-takeover Provisions of our Charter Documents.    Several provisions of our Amended and Restated Articles of Incorporation and Amended and Restated by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Business Combinations

The Company's Amended and Restated Articles of Incorporation include provision which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.

Limited Actions by Shareholders

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.

Our Amended and Restated Articles of Incorporation and our Amended and Restated By-laws provide that only our board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock

Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Super-majority Required for Certain Amendments to Our By-Laws

On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our board of directors, removal of our board of directors and the filling of vacancies on our Board of Directors.

 Stockholder Rights Agreement

We have entered into a Stockholder Rights Agreement with Computershare Investor Services LLC, as Rights Agent. See "Stockholder Rights Agreement" above.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.
Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.

Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.

Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.

Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney's fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a non U.S. Holder, each as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities and investors whose functional currency is not the U.S. Dollar, may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S.  federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Consequences

We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

U.S. Federal Income Tax Consequences

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and non U.S. Holders, each as defined below, of our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to TOP SHIPS INC. and its subsidiaries on a consolidated basis.

U.S. Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the regulations there under, we will be exempt from U.S. federal income tax on our U.S.-source shipping income if:

(1)	we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and

(2)	either

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

(B)
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

The Marshall Islands, Cyprus and Liberia, the jurisdictions where our ship-owning subsidiaries are incorporated, each grant an "equivalent exemption" to U.S. corporations. Therefore, we will be exempt from U.S. federal income tax with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Treasury Regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is and we anticipate will continue to be "primarily traded" on the NASDAQ Global Select Market.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock, our sole class of stock, is listed on the NASDAQ Global Select Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test". We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as is the case with our common stock, such class of stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year if 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the "5 Percent Override Rule."

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders," the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common stock. The Treasury Regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the Treasury Regulations provide that the 5 Percent Override Rule will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of each class of our stock for more than half the number of days during such year.

We believe that we currently satisfy the Publicly-Traded Test and are not subject to the 5 Percent Override Rule and we will take this position for U.S. federal income tax reporting purposes.  However, there are factual circumstances beyond our control which could cause us to lose the benefit of this exemption.

Taxation in the Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such U.S. trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have, nor intend to have or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that

•
is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust,

•	owns the common stock as a capital asset, generally, for investment purposes, and

•	owns less than 10% of our common stock for U.S. federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

As discussed below, we expect to be treated as a passive foreign investment company, or PFIC, for our 2010 taxable year.  Assuming this is the case, any dividends paid by us during 2010 and 2011 will not be treated as "qualified dividend income" in the hands of a U.S. Non-Corporate Holder.  Even if we were not treated as a PFIC, there can be no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of enactment. Any dividends we pay which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.  Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates.

Special rules may apply to any "extraordinary dividend," generally, a dividend paid by us in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis in a common share. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute "passive income" for these purposes. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

In general, income derived from the bareboat charter of a vessel will be treated as "passive income" for purposes of determining whether we are a PFIC and such vessel will be treated as an asset which produces or is held for the production of "passive income."  On the other hand, income derived from the time charter of a vessel should not be treated as "passive income" for such purpose, but rather should be treated as services income; likewise, a time chartered vessel should generally not be treated as an asset which produces or is held for the production of "passive income."

For our 2010 taxable year, at least 50% of the average value of our assets consisted of vessels which were bareboat chartered.  Therefore, we believe that we will be treated as a PFIC for our 2010 taxable year.  We intend to take the necessary steps in order to avoid being classified as a PFIC for 2011 and future taxable years, such as expanding our fleet through the purchase of non "passive income" producing assets.  However, there can be no assurance that such remedial measures will be effective to avoid PFIC status for 2011 or any future taxable year.

Since we are a PFIC, a U.S. Holder will be treated as owning his proportionate share of the stock of any of our subsidiaries which is a PFIC.  We expect that certain of our subsidiaries were PFICs in 2010 and, therefore, a U.S. Holder will be treated as owning stock in such PFICs.  The PFIC rules discussed below will apply on a company-by-company basis with respect to us and each of our subsidiaries which is treated as a PFIC.

Since we are a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat us as a "Qualified Electing Fund," which is referred to as a "QEF election," (2) makes a "mark-to-market" election with respect to our common stock, or (3) makes no election and, therefore, is subject to the Default PFIC Regime (as defined below).  As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime.  However, the mark-to-market election may not be possible with respect to our subsidiaries which are treated as PFICs.  In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such Holder's common stock.

Taxation of U.S. Holders Making a Timely QEF Election

Making the Election.  A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return.  A separate QEF election will need to be made with respect to us and each of our subsidiaries that is treated as a PFIC.  We intend to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election with respect to us and each of our subsidiaries that is treated as a PFIC.  A U.S. Holder who makes a QEF election for the first taxable year in which he owns common stock and we are treated as a PFIC, or an Electing Holder, will not be subject to the Default PFIC Regime (as defined below) for any taxable year.  A U.S. Holder who does not make a timely QEF election would be subject the Default PFIC Regime for taxable years during his holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election.  A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

Current Taxation and Dividends.  An Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder.  An Electing Holder's adjusted tax basis in his common stock will be increased to reflect any amounts currently included in income under the QEF rules.  Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed.  Any other distributions generally will be treated as discussed above under "Taxation – U.S. Federal Income Taxation of U.S. Holders – Distributions."  Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors in this regard.

Sale, Exchange or Other Disposition.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange, or other disposition of our common stock in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the common stock.  Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 15% (through 2012).  An Electing Holder's ability to deduct capital losses is subject to certain limitations.  Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Making the Election.  Alternatively, if, as is anticipated, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations.  The common stock will be treated as "marketable stock" for this purpose if it is "regularly traded" on a "qualified exchange or other market."  The common stock will be "regularly traded" on a qualified exchange or other market for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter.  A "qualified exchange or other market" means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements.  We believe that the Nasdaq Global Select Market should be treated as a "qualified exchange or other market" for this purpose.  However, it should be noted that a separate mark-to-market election would need to be made with respect to each of our subsidiaries which is treated as a PFIC.  The stock of these subsidiaries is not expected to be "marketable stock."  Therefore, a "mark-to-market" election is not expected to be available with respect to these subsidiaries.

Current Taxation and Dividends.  If the "mark-to-market" election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of common stock for purposes of determining the source of the income or loss.  Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.  A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount.  Distributions by us to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Taxation – U.S. United States Federal Income Taxation of U.S. Holders – Distributions."

Sale, Exchange or Other Disposition.  Gain realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder.  Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.  Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election, or a Non-Electing Holder, would be subject to special rules, or the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange, redemption or other disposition of the common stock.

Under the Default PFIC Regime:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Any distributions other than "excess distributions" by us to a Non-Electing Holder will be treated as discussed above under "Taxation – U.S. United States Federal Income Taxation of U.S. Holders – Distributions."

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common stock.  If a Non-Electing Holder who is an individual dies while owning the common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to the common stock.

U.S. Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holders that are attributable to effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. In addition, such payments will be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service, or IRS, that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States. Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the IRS.

UNDERWRITING

Rodman & Renshaw, LLC is acting as the representative of the underwriters of the offering. We have entered into an underwriting agreement dated               , 2011 with the representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name of Underwriter	Number of Shares
Rodman & Renshaw, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares described below, if it purchases any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters' obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers that are members of the Financial Industry Regulatory Authority, or FINRA, at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

	Per Share	Total Without Over- Allotment Option	Total With Over- Allotment Option
Public offering price	$
Underwriting discount (7%)	$
Non-accountable expense allowance (1%)	$
Proceeds, before expenses, to us	$

No underwriting discount or non-accountable expense allowance shall be paid to the underwriters for amounts raised in the offering directly from our directors, officers or employees of the Company, and any of their respective immediate family members (spouses and children living in the same household), or from specific individuals or beneficial owners as identified by us and agreed upon with the underwriters.

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                      .

In addition, the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us in the ordinary course of their business, for which they may receive customary fees and commissions.

Overallotment Option

We have granted a 45-day option to the underwriters to purchase up to an additional               shares of common stock sold on the date hereof, at the same price as the initial shares offered. If the underwriters fully exercise this option, the total public offering price (before expenses) and net proceeds to us will be approximately $      million and $           million, respectively, based on a public offering price of $           per share.

A prospectus in electronic format may be made available on the web sites maintained by the underwriters, or selling group members, if any, participating in the offering. The representative may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to selling group members that may make Internet distributions on the same basis as other allocations.

Lock-ups

We have agreed that we will not for a period of three months from the effective date of the registration statement of which this prospectus is a part, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital stock or any securities convertible into or exercisable or exchangeable for shares of capital stock, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock or such other securities, in cash or otherwise, other than the shares to be sold hereunder, and shares issuable upon the exercise or conversion of outstanding securities, securities issued under any company stock or equity compensation plans.

Our directors and executive officers and certain significant stockholders, as agreed upon between us and the underwriters, have entered into lock up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of three months from the effective date of this offering, meaning the date of this prospectus unless otherwise agreed between us and the underwriters, may not, without the prior written consent of the representative, (1) offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the preceding paragraph do not apply to certain exceptions, including the following:

•	the shares of our common stock to be sold pursuant to the underwriting agreement;

•
the issuance of shares of common stock upon the exercise of an option or warrant or similar security or the conversion of a security outstanding on the date of the underwriting agreement of which the representative have been advised in writing; or

•	the issuance of options or shares of our capital stock under any of our stock or equity compensation plans.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts or may be "naked" shorts. The underwriters may close out any covered short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if a representative of an underwriter purchases common stock in the open market in stabilizing transactions or to cover short sales, the underwriter can require the representative that sold those shares as part of this offering to repay the underwriting discount received by such representative.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

In determining the public offering price, we and the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we, nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the public offering price.

Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Other Terms

In connection with this offering, the underwriters and certain of the securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

In addition, the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions.

From time to time, the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction.

We have also agreed to issue to Rodman & Renshaw, LLC, with respect to an aggregate offering of $100 million, common stock purchase warrants to purchase a number of shares of our common stock equal to an aggregate of five (5%) percent of the shares sold in this offering. The warrants will have an exercise price equal to 125% of the offering price of the shares sold in this offering. The warrants are exercisable commencing one (1) year after the closing of this offering, and will be exercisable, in whole or in part, for two (2) years thereafter. The warrants are not redeemable by us, and allow for “cashless” exercise. The warrants also provide for one time demand registration right and unlimited “piggyback” registration rights, subject to customary cutback, at our expense with respect to the underlying shares of common stock during the four (4) year period commencing one (1) year after the effective date of this offering. Pursuant to the rules of FINRA (formerly the NASD), and in particular Rule 5110, the warrants (and underlying shares) issued to Rodman & Renshaw, LLC may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the effective date of this offering; provided, however, that the warrants (and underlying shares) may be transferred to officers or partners of Rodman & Renshaw, LLC and members of the underwriting syndicate as long as the warrants (and underlying shares) remain subject to the lockup.

We have also agreed to pay the underwriter expenses relating to the offering, including (a) all fees, expenses and disbursements of its own legal counsel and other agents and representatives, (b) all customary reasonable fees and expenses incurred in connection with preparation and drafting of the registration statement and filing of the registration statement with the SEC and/or FINRA, (c) the $16,000 cost associated with the use of i-Deal's book building, prospectus tracking and compliance software for the offering, and (d) all of the underwriter accountable "road show" expenses.

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the common stock under this prospectus is only made to persons to whom it is lawful to offer the common stock without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the common stock sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the common stock, whether by way of sale or subscription, in the People's Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The common stock may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to "qualified domestic institutional investors."

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of common stock will be made pursuant to an exemption under the Directive 2003/71/EC ("Prospectus Directive"), as implemented in Member States of the European Economic Area (each, a "Relevant Member State"), from the requirement to produce a prospectus for offers of securities.

An offer to the public of common stock has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)
to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c)
to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of Top Ships or any underwriter for any such offer; or

(d)
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common stock shall result in a requirement for the publication by Top Ships of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers ("AMF"). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the common stock have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d'investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the common stock cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the "Prospectus Regulations"). The common stock have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The common stock offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale in Israel, directly or indirectly, to the public of the common stock offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the common stock in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ|$$|Aga e la Borsa, "CONSOB" pursuant to the Italian securities legislation and, accordingly, no offering material relating to the common stock may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), other than:

•
to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 ("Regulation no. 1197l") as amended ("Qualified Investors"); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the common stock or distribution of any offer document relating to the common stock in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the common stock in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such common stock being declared null and void and in the liability of the entity transferring the common stock for any damages suffered by the investors.

Japan

The common stock have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the "FIEL") pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires common stock may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of common stock is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the common stock have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários ) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of common stock in Portugal is limited to persons who are "qualified investors" (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the common stock be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of common stock in Sweden is limited to persons who are "qualified investors" (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the common stock may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the common stock have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has Top Ships received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the common stock within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the common stock, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by Top Ships.

No offer or invitation to subscribe for common stock is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended ("FSMA")) has been published or is intended to be published in respect of the common stock. This document is issued on a confidential basis to "qualified investors" (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the common stock may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the common stock has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to Tops Ships.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 ("FPO"), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together "relevant persons"). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the sale of the shares of common stock offered hereby, including the legality thereof, are being passed upon for us by Seward & Kissel LLP, New York, New York. DLA Piper LLP (US), New York, New York, is acting as counsel to the underwriters.

EXPERTS

Our consolidated financial statements and the related financial statement schedule included in this prospectus have been audited by Deloitte. Hadjipavlou, Sofianos & Cambanis S.A., an independent registered public accounting firm, as stated in their report appearing herein which is part of the Registration Statement (which report expresses an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern). Such consolidated financial statements and the related financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Hadjipavlou, Sofianos & Cambanis S.A are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The sections in this prospectus attributed to Drewry, including the section entitled "The International Tanker and Drybulk Shipping Industries" have been reviewed by Drewry, which has confirmed to us that such sections accurately describe the international tanker and drybulk shipping markets, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Top Ships, Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Maroussi, Greece.  A majority of our directors, officers and the experts named in the prospectus reside outside the U.S.  In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S.  As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons.  You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but, are required to furnish proxy statements to shareholders under Nasdaq Global Select Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

INDUSTRY DATA

The discussions contained under the heading "The International Tanker and Drybulk Shipping Industries" have been reviewed by Drewry, which has confirmed to us that they accurately describe the international tanker and drybulk markets as of the date of this prospectus.

The statistical and graphical information we use in this prospectus has been compiled by Drewry from its database. Drewry compiles and publishes data for the benefit of its clients. Its methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses in connection with the distribution of our common shares in this offering, other than underwriting discounts and commissions, will be as set forth in the table below. We will be responsible for paying the following expenses associated with this offering.

SEC Registration Fee	$13,352
Printing and Engraving Expenses
Legal Fees and Expenses
Accountants' Fees and Expenses
Nasdaq Listing Fee
FINRA Fee	$12,000
Blue Sky Fees and Expenses
Transfer Agent's Fees and Expenses
Miscellaneous Costs

Total

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry.

Annual Survey.    The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast.    A voyage during which the ship is not laden with cargo.

Bareboat Charter.    A charter of a ship under which the ship-owner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the ship operating expenses and voyage expenses of the ship and for the management of the ship. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a "demise charter" or a "time charter by demise" and involves the use of a vessel usually over longer periods of time ranging over several years The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers.    Fuel oil used to operate a vessel's engines, generators and boilers.

Capesize.    A drybulk carrier with a cargo-carrying capacity exceeding 100,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter.    The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer.    The company that hires a vessel pursuant to a charter.

Charter Hire.    Money paid to the ship-owner by a charterer for the use of a vessel under a time charter or bareboat charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 day calendar year basis.

Charter Rate.    The amount of money agreed between the charterer and the ship-owner accrued on a daily or monthly basis that is used to calculate the vessel's charter hire.

Classification Society.    An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being "in class" as of the date of issuance.

Clean Products.    Liquid products refined from crude oil, whose color is less than or equal to 2.5 on the National Petroleum Association scale. Clean products include naphtha, jet fuel, gasoline and diesel/gas oil.

Contract of Affreightment.    A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and ship owner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the ship owner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or ship owners with large fleets of the same vessel type. All of the ship's operating, voyage and capital costs are borne by the ship owner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight Ton "dwt."    A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in metric tons. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Double Hull.    Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually 2 meters in width.

Draft.    Vertical distance between the waterline and the bottom of the vessel's keel.

Drybulk.    Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk Carriers.    Vessels which are specially designed and built to carry large volumes of drybulk.

Drydocking.    The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Drydockings are generally required once every 30 to 60 months.

Freight.    Money paid to the ship-owner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross Ton.    A unit of measurement for the total enclosed space within a vessel equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax.    Handymax vessels have a cargo carrying capacity of approximately 30,000 to 60,000 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize.    Handysize vessels have a cargo carrying capacity of up to 30,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull.    Shell or body of a vessel.

IMO.    International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate Survey.    The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each special survey for such vessel pursuant to the rules of international conventions and classification societies.

Metric Ton.    A unit of weight equal to 1,000 kilograms.

Newbuilding.    A new vessel under construction or just completed.

Off-Hire.    The period a vessel is unable to perform the services for which it is required under a time charter. Off-hire periods typically include days spent undergoing repairs and drydocking, whether or not scheduled.

OPA.    Oil Pollution Act of 1990 of the United States (as amended).

Orderbook.    The orderbook refers to the total number of currently placed orders for the construction of vessels or a specific type of vessel worldwide.

Panamax.    Panamax vessels have a cargo carrying capacity of approximately 60,000 to 100,000 dwt of maximum length, depth and draft capable of passing fully loaded through the Panama Canal. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Petroleum Products.    Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Period Charter.    A period charter is an industry term referring to both time and bareboat charters. These charters are referred to as period charters or period market charters due to use of the vessel by the charterer over a specific period of time.

Pools.    Arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and period charters and contracts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a period charter where the charter hire is based on the vessel's corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Product tanker.    A vessel designed to carry a variety of liquid products varying from crude oil to clean and dirty petroleum products, acids and other chemicals, as well as edible oils. The tanks are coated to prevent product contamination and hull corrosion. The vessel may have equipment designed for the loading and unloading of cargoes with a high viscosity.

Protection and Indemnity (or P&I) Insurance.    Insurance obtained through mutual associations (called "Clubs") formed by vessel-owners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping.    The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Single Hull.    A hull construction design in which a vessel has only one hull.

Sister Ships.    Vessels of the same type and specification which were built by the same shipyard.

SOLAS.    The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Strict Liability.    Liability that is imposed without regard to fault.

Special Survey.    An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special surveys require a vessel to be drydocked.

Spot Charter.    A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, consisting mostly of a single voyage between one load port and one discharge port.

Suezmax.    An oil tanker of a size and capacity that makes it, when fully loaded, capable of transiting the Suez canal, and usually filling a range of 120,000 to 200,000 dwt.

Tanker.    Vessel designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined petroleum products and liquid chemicals.

TCE.    Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenue and dividing the net amount (time charter equivalent revenues) by the round-trip voyage duration. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time Charter.    A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The ship-owner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip Time Charter.    A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and ship owner as described under time charter and voyage charter.

Ton.    See "Metric ton."

Vessel Operating Expenses.    The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as "voyage expenses." For a time charter, the vessel-owner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage Charter.    A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage Expenses.    Expenses incurred due to a vessel's traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent's fees, canal dues and extra war risk insurance, as well as commissions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Top Ships Inc., Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Top Ships Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010.  Our audits also included the financial statement schedule listed in the Index at Item 18.  These financial statements and financial statement schedule are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Top Ships Inc. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

The accompanying consolidated financial statements for the years ended December 31, 2009 and 2010, have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the consolidated financial statements, the Company's inability to comply with financial covenants under its current loan agreements as of December 31, 2009 and 2010 and its negative working capital position raise substantial doubt about its ability to continue as a going concern.  Management's plans concerning these matters are discussed in Note 3 to the consolidated financial statements.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

Athens, Greece
April 12, 2011

TOP SHIPS INC.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2009 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$-	$-
Trade accounts receivable, net of provision of $1,949 and $1,389 as of December 31, 2009 and 2010, respectively	328	482
Insurance claims	183	-
Inventories (Note 7)	489	660
Advances to various creditors	403	95
Prepayments and other (Note 8)	2,384	2,183

Total current assets	3,787	3,420

FIXED ASSETS:

Vessels, net (Notes 10 and 11)	642,953	595,736
Other fixed assets, net (Note 5)	6,165	4,748

Total fixed assets	649,118	600,484

OTHER NON CURRENT ASSETS:

Deferred vessel lease payments (Note 6)	-	543
Restricted cash (Note 12)	22,244	17,644

Total assets	$675,149	$622,091

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Current portion of debt (Note 12)	$399,087	$337,377

Current portion of financial instruments (Note 20)	13,803	12,938
Due to related parties	-	1,797
Accounts payable	3,942	4,542
Accrued liabilities	5,546	4,876
Unearned revenue	5,575	5,079

Total current liabilities	427,953	366,609

COMMITMENTS AND CONTINGENCIES (Note 13)

Total liabilities	427,953	366,609

STOCKHOLDERS' EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 32,894,696 and 34,200,673 shares issued and outstanding at December 31, 2009 and 2010, respectively (Note 14)	311	322
Additional paid-in capital (Note 14)	276,305	282,118
Accumulated other comprehensive income	88	37
Accumulated deficit	(29,508)	(26,995)

Total stockholders' equity	247,196	255,482

Total liabilities and stockholders' equity	$675,149	$622,091

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2008	2009	2010

REVENUES:

Revenues (Notes 4 and 11)	$257,380	$107,979	$90,875

EXPENSES:

Voyage expenses (Note 17)	38,656	3,372	2,468
Charter hire expense (Note 6)	53,684	10,827	480
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit (Note 6)	(18,707)	(7,799)	-
Lease termination expense (Note 6)	-	15,391	-
Vessel operating expenses (Note 17)	67,114	23,739	12,853
Dry-docking costs	10,036	4,602	4,103
Vessel depreciation (Note 10)	32,664	31,585	32,376
Management fees-third parties	1,159	419	159
Management fees-related parties (Note 1, 5)	-	-	3,131
General and administrative expenses	30,229	23,416	18,142
Gain on sale of vessels (Note 10)	(19,178)	-	(5,101)
Impairment on vessels	-	36,638	-

Operating income (loss)	61,723	(34,211)	22,264

OTHER INCOME (EXPENSES):

Interest and finance costs (Notes 12 and 18)	(25,764)	(13,969)	(14,776)
Loss on financial instruments (Note 20)	(12,024)	(2,081)	(5,057)
Interest income	1,831	235	136
Other, net	(127)	(170)	(54)

Total other expenses, net	(36,084)	(15,985)	(19,751)

Net income (loss)	$25,639	$(50,196)	$2,513

Earnings (loss) per common share, basic and diluted (Note 16)	$0.97	$(1.78)	$0.08

Weighted average common shares outstanding, basic	25,445,031	28,230,585	30,752,779

Weighted average common shares outstanding, diluted	25,445,031	28,230,585	30,777,413

The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. Dollars - except share and per share data)

					Accumulated	Retained
				Additional	Other	Earnings /
	Comprehensive	Common Stock		Paid-in	Comprehensive	(Accumulated
	(Loss) Income	# of Shares	Par Value	Capital	(Loss) Income	Deficit)	Total

BALANCE, December 31, 2007		20,508,575	$205	$216,150	$4	$(4,951)	$211,408

Net income	$25,639					25,639	25,639
Stock based compensation		2,521,009	9	5,107			5,116
Cancellation of fractional shares		(279)	-	(2)			(2)
Repurchase and cancellation of common stock (396.949 shares)		(396,949)	(4)	(727)			(731)
Issuance of common stock, net		7,268,692	73	50,528			50,601
Other comprehensive income
- Accumulated unrecognized actuarial gain	20				20		20

Comprehensive income	$25,659

BALANCE, December 31, 2008		29,901,048	$283	$271,056	$24	$20,688	$292,051

Net loss	$(50,196)					(50,196)	(50,196)
Stock based compensation		1,122,249	10	3,457			3,467
Cancellation of fractional shares
Repurchase and cancellation of common stock (358,601 shares)		(358,601)	(4)	(728)			(732)
Issuance of common stock, net		2,230,000	22	2,520			2,542
Other comprehensive income
- Accumulated unrecognized actuarial gain	64				64		64

Comprehensive loss	$(50,132)

BALANCE, December 31, 2009		32,894,696	$311	$276,305	$88	$(29,508)	$247,196

Net Income	2,513					2,513	2,513
Stock based compensation		1,305,977	11	2,013			2,024
Equity component of convertible loans				3,800			3,800
- Accumulated unrecognized actuarial loss	(51)				(51)		(51)
							-
Comprehensive Income	2,462						-

BALANCE, December 31, 2010		34,200,673	322	282,118	37	(26,995)	255,482
The accompanying notes are an integral part of these consolidated financial statements.

TOP SHIPS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Expressed in thousands of U.S. Dollars)

	2008	2009	2010

Cash Flows provided by Operating Activities:

Net income (loss)	25,639	(50,196)	2,513
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Depreciation	33,474	32,466	33,864
Amortization and write off of deferred financing costs	5,131	2,539	1,946
Amortization of Debt Discount	-	-	1,464
Translation gain of foreign currency denominated loan			(159)
Stock-based compensation expense	5,116	3,467	2,024
Change in fair value of financial instruments	10,650	(2,635)	(865)
Financial instrument termination payments	(7,500)	-	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(18,707)	(7,799)	-
Amortization of fair value of below market time charter	(21,795)	(3,911)	-
Loss on sale of other fixed assets	126	165	54
Gain on sale of vessels	(19,178)	-	(5,101)
Impairment on vessels	-	36,638	-
Provision for doubtful accounts	3,142	1,017	160
Increase (Decrease) in:
Trade accounts receivable	7,834	2,863	(314)
Deferred lease payments			(543)
Insurance claims	(3,569)	(2,666)	(1,127)
Inventories	6,993	476	(171)
Advances to various creditors	332	373	308
Prepayments and other	874	2,340	243
(Decrease) Increase in:
Due to related parties	-	-	1,797
Accounts payable	(12,428)	(5,048)	663
Accrued liabilities	(4,451)	(2,474)	(658)
Unearned revenue	164	(1,039)	(496)

Net Cash provided by Operating Activities	11,847	6,576	35,602

Cash Flows provided (used in) by Investing Activities:

Principal payments received under capital lease	46,000	-	-
Principal payments paid under capital lease	(68,828)	-	-
Advances for vessels acquisition / under construction	(114,260)
Vessel acquisitions	(118,142)	(136,678)	511
Insurance claims recoveries	3,447	2,656	1,310
Increase in restricted cash	(26,075)	-	-
Decrease in restricted cash	-	30,331	4,600
Net proceeds from sale of vessels	338,143	-	19,473
Net proceeds from sale of fixed assets	58	156	254
Acquisition of other fixed assets	(1,792)	(836)	(416)

Net Cash provided by (used in) Investing Activities	58,551	(104,371)	25,732

Cash Flows (used in) provided by Financing Activities:

Proceeds from debt	271,156	111,670	-
Proceeds from convertible debt	-	-	4,000
Principal payments of debt	(51,413)	(44,774)	(40,674)
Prepayment of debt	(317,150)	(9,500)	(23,950)
Financial instrument termination payments	-	(5,000)	-
Financial instrument upfront receipt	1,500	-	-
Proceeds from issuance of common stock, net of issuance costs	50,601	2,569	(27)
Cancellation of fractional shares	(2)	-	-
Repurchase and cancellation of common stock	(731)	(732)
Payment of financing costs	(4,129)	(2,680)	(842)

Net Cash (used in) provided by Financing Activities	(50,168)	51,553	(61,493)

Effect of exchange rate changes on cash	-	-	159

Net increase (decrease) in cash and cash equivalents	20,230	(46,242)	(159)

Cash and cash equivalents at beginning of year	26,012	46,242	0

Cash and cash equivalents at end of year	46,242	-	-

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid net of capitalized interest	19,616	16,764	11,476

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING ACTIVITIES

Fair value of below market time charter	12,647
Amounts owed for capital expenditures at the end of year	55	52	14

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

 1.       Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Top Ships Inc. (formerly Top Tankers Inc. and Ocean Holdings Inc.) and its wholly owned subsidiaries (collectively the "Company"). Ocean Holdings Inc. was formed on January 10, 2000, under the laws of Marshall Islands, was renamed to Top Tankers Inc. and Top Ships Inc. in May 2004 and December 2007 respectively.

Top Ships Inc. is the sole owner of all outstanding shares of the following subsidiaries with vessels in operations, vessels under lease and other active companies as of December 31, 2010. The following list is not exhaustive as the Company has other subsidiaries relating to vessels that have been sold.

	Shipowning Companies with vessels in operations at December 31, 2010	Date of Incorporation	Country of Incorporation	Vessel
1	Ilisos Shipping Company Limited ("Ilisos")	April 2005	Marshall Islands	Ioannis P (acquired November 2005)
2	Amalfi Shipping Company Limited ("Amalfi")	July 2007	Marshall Islands	Amalfi (acquired December 2007) (Note 11)
3	Jeke Shipping Company Limited ("Jeke")	July 2007	Liberia	Voc Gallant (acquired February 2008) (Note 10, 11)
4	Japan I Shipping Company Limited ("Japan I")	August 2007	Liberia	Pepito (acquired March 2008) (Note 10)
5	Japan II Shipping Company Limited ("Japan II")	August 2007	Liberia	Astrale (acquired May 2008) (Note 10)
6	Japan III Shipping Company Limited ("Japan III")	August 2007	Liberia	Cyclades (acquired December 2007)
7	Warhol Shipping Company Limited ("Warhol")	July 2008	Liberia	Miss Marilena (delivered February 2009) (Note 9, 10)
8	Lichtenstein Shipping Company Limited ("Lichtenstein")	July 2008	Liberia	Lichtenstein (delivered February 2009) (Note 9, 10)
9	Banksy Shipping Company Limited ("Banksy")	July 2008	Liberia	Ionian Wave (delivered March 2009) (Note 9, 10)
10	Indiana R Shipping Company Limited ("Indiana R")	July 2008	Liberia	Tyrrhenian Wave (delivered March 2009) (Note 9, 10)
11	Britto Shipping Company Limited ("Britto")	July 2008	Liberia	Britto (delivered May 2009) (Note 9, 10)
12	Hongbo Shipping Company Limited ("Hongbo")	July 2008	Liberia	Hongbo (delivered August 2009) (Note 9,10)
	Shipowning Companies with vessels under lease at December 31, 2010	Date of Incorporation	Country of Incorporation	Vessel
13	Mytikas Shipping Company Limited ("Mytikas")	February 2004	Marshall Islands	Delos (lease started October, 1, 2010) (Note 6)
	Other Companies	Date of Incorporation	Country of Incorporation	Activity
14	Top Tankers (U.K.) Limited	January 2005	England and Wales	Representative office in London
15	TOP Tanker Management Inc.	May 2004	Marshall Islands	Management Company

The Company is an international provider of worldwide seaborne crude oil and petroleum products transportation services and of drybulk transportation services, through the ownership and operation of the vessels mentioned above.

During 2008, 2009, and 2010, one, three and three charterers individually accounted for more than 10% of the Company's revenues as follows:

Charterer	Year Ended December 31,
	2008	2009	2010
A	17%	22%
B		18%	19%
C			17%
D		14%	16%

Management of Company Vessels

As of December 31 2010, the Company had outsourced to Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, all operational, technical and commercial functions relating to the chartering and operation of Company vessels (except M/T Delos), pursuant to a letter agreement concluded between Central Mare and the Company and management agreements concluded between Central Mare and the Company's vessel-owning subsidiaries on July 1, 2010. In  relation to M/T Delos, as of December 31, 2010, the Company had outsourced technical management and crewing to TMS Tankers, a related party, whereas operational monitoring of the vessel was outsourced to Central Mare, both agreements effective from October 1, 2010. The Company plans to transfer full management of M/T Delos to Central Mare during the second quarter of 2011 (Note 5).

Up to July 1, 2010, TOP Tanker Management Inc. was responsible for all of the chartering, operational and technical management of the Company's fleet for a fixed monthly fee per vessel.

Top Tanker Management had been subcontracting the day to day technical management of certain vessels to unaffiliated ship management companies (collectively the "sub-managers"). The sub-managers provided day to day operational and technical services to the Company's vessels at a fixed monthly fee per vessel. The last agreement with V. Ships Management Limited was terminated on July 10, 2010 and the agreement with Interorient Maritime Enterprises Inc. was also terminated on June 30, 2010.

As of December 31, 2009 and 2010 the amount due to the sub-managers totaled $306 and $655 respectively and is included in Accounts Payable in the accompanying consolidated balance sheets.

As of December 31, 2010 the net amount due to Central Mare was $1,797 and is included in Due to related parties, which are separately presented in the accompanying December 31, 2010 consolidated balance sheets (Note 5).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

Management fees paid to related parties and management fees paid to third parties are being presented separately in the accompanying consolidated statements of operations and are summarized as follows:

	December 31, 2008	December 31, 2009	December 31, 2010
Management Fees –Related Parties
Central Mare Inc (Note 5)			2,993
Titan Owning Company Ltd (TMS Tankers) (Note 5)			138
Total	-	-	3,131
Management Fees –Third Parties
ST Shipping and Transport Pte. limited			9
G.I. Ship Management Private Limited	223
Hanseatic Managing Owners & Operators	2
Interorient	138	92	51
V. Ships Management limited	796	327	99
Total	1,159	419	159

2.        Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles ("US GAAP") and include the accounts and operating results of Top Ships Inc. and its wholly-owned subsidiaries referred to in Note 1. Intercompany balances and transactions have been eliminated in consolidation.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Critical estimates mainly include impairment of vessels, vessel useful lives and residual values, provision for doubtful accounts and fair values of derivative instruments.

(c)
Foreign Currency Translation: The Company's functional currency is the U.S. Dollar because all vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in General and administrative expenses in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(e)
Restricted Cash: The Company considers amounts that are pledged, blocked, held as cash collateral, required to be maintained with a specific bank or be maintained by the Company as an overall cash position as part of a loan agreement, as restricted (Notes 6 and 12).

(f)
Trade Accounts Receivable, net: The amount shown as Trade Accounts Receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually, combined with the application of a historical recoverability ratio, for purposes of determining the appropriate provision for doubtful accounts. Provision for doubtful accounts at December 31, 2009 and 2010 totaled $1,949 and $1,389, and is summarized as follows:

Provision for doubtful accounts
Balance, December 31, 2007	801
—Additions	3,866
— Reversals / write-offs	(1,392)
Balance, December 31, 2008	3,275
—Additions	1,939
— Reversals / write-offs	(3,265)
Balance, December 31, 2009	1,949
— Reversals / write-offs	(560)
Balance, December 31, 2010	1,389

(g)
Insurance Claims: Insurance claims, relating mainly to crew medical expenses and hull and machinery incidents are recorded upon collection or agreement with the relevant party of the collectible amount when collectability is probable.

(h)
Inventories: Inventories consist of bunkers, lubricants and consumable stores which are stated at the lower of cost or market. Cost, which consists of the purchase price, is determined by the first in, first out method.

(i)
Vessel Cost:  Vessels are stated at cost, which consists of the contract price, pre-delivery costs incurred during the construction of newbuildings, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery costs). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Repairs and maintenance are charged to expense as incurred and are included in Vessel operating expenses in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(j)
Impairment of Long-Lived Assets: The Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

(k)
Vessel Depreciation: Depreciation is calculated using the straight-line method over the estimated useful life of the vessels, after deducting the estimated salvage value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted at the date such regulations are adopted.

(l)
Other Fixed Assets, Net: Other fixed assets, net consists of furniture, office equipment, cars and leasehold improvements, stated at cost, which consists of the purchase / contract price less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the assets, while leasehold improvements are depreciated over the lease term, as presented below:

Description	Useful Life (years)
Leasehold improvements	Until the end of the lease term (April 2018)
Cars	6
Office equipment	5
Furniture and fittings	5
Computer equipment	3

In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. As a result of this agreement we have made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $565 included in the statement of operations.

(m)
Accounting for Dry-Docking Costs: All dry-docking costs are accounted for under the direct expense method, under which they are expensed as incurred and are reflected separately in the accompanying consolidated statements of operations.

(n)	Sale and Leaseback Transactions: The gains on sale of vessel sale and leaseback transactions are deferred and amortized to income over the lease period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(o)
Financing Costs: Fees incurred and paid to the lenders for obtaining new loans or refinancing existing ones are recorded as a contra to debt and such fees are amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed when a repayment or refinancing is made and charged to interest and finance costs.

(p)
Convertible Debt: The Company evaluates debt securities ("Debt") for beneficial conversion features.  A beneficial conversion feature is present when the conversion price per share is less than the market value of the common stock at the commitment date.  The intrinsic value of the feature is then measured as the difference between the conversion price and the market value multiplied by the number of shares into which the Debt is convertible and is recorded as debt discount with an offsetting amount increasing additional paid-in-capital.  The debt discount is accreted to interest expense over the term of the Debt with any unamortized discount recognized as interest expense upon conversion of the Debt. The total intrinsic value of the feature is limited to the proceeds allocated to the Debt instrument.

(q)
Pension and Retirement Benefit Obligations—Crew:  The ship-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post retirement benefits.

(r)
Staff leaving Indemnities – Administrative personnel: The Company's employees are entitled to termination payments in the event of dismissal or retirement with the amount of payment varying in relation to the employee's compensation, length of service and manner of termination (dismissed or retired). Employees who resign, or are dismissed with cause are not entitled to termination payments. The Company's liability on an actuarially determined basis, at December 31, 2009 and 2010 amounted to $266 and $32, respectively.

(s)
Accounting for Revenue and Expenses: Revenues are generated from bareboat charter, time charter, voyage charter agreements and pool arrangements. A bareboat charter is a contract in which the vessel owner provides the vessel to the charterer for a fixed period of time at a specified daily rate, which is generally payable monthly in advance, and the customer generally assumes all risk and costs of operation during the charter term. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable monthly in advance. Profit sharing represents the excess between an agreed daily base rate and the actual rate generated by the vessel every quarter, if any, and is settled and recorded on a quarterly basis. Under a voyage charter, revenue, including demurrage and associated voyage costs, with the exception of port expenses which are recorded as incurred, are recognized on a proportionate performance method over the duration of the voyage. A voyage is deemed to commence upon the latest between the completion of discharge of the vessel's previous cargo and the charter party date of the current voyage and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the Company when loading or discharging time exceeded the stipulated time in the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

voyage charter. Vessel operating expenses are expensed as incurred. Unearned revenue represents cash received prior to year-end related to revenue applicable to periods after December 31 of each year. Under a pool arrangement, the pool charters-in a vessel on a time charter basis but the daily charter hire is not fixed but it depends on the total return that the pool is able to achieve by operating all its vessels in the spot market.

When vessels are acquired with time charters attached and the rates on such charters are below market on the acquisition date, the Company allocates the total cost between the vessel and the fair value of below market time charter based on the relative fair values of the vessel and the liability acquired. The fair value of the attached time charter is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and management's estimates of the market time charter rate at the time of acquisition. The fair value of below market time charter is amortized over the remaining period of the time charter as an increase to revenues (Note 11).

As is common in the drybulk and tanker shipping industries, we pay commissions to ship brokers associated with arranging our charters. The commissions that we pay range from 2% to 7.5% of the total daily charter hire rate of each charter.

(t)
Stock Incentive Plan: All share-based compensation related to the grant of restricted and/or unrestricted shares provided to employees and to non-employee directors, for their services as directors, is included in General and administrative expenses in the consolidated statements of operations. The shares that do not contain any future service vesting conditions are considered vested shares and recognized in full on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and recognized on a straight-line basis over the vesting period. The shares, vested and non-vested are measured at fair value, which is equal to the market value of the Company's common stock on the grant date.

(u)
Earnings / (Loss)  per Share: Basic earnings per share are computed by dividing net income or loss available to common stockholders' by the weighted average number of common shares deemed outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 1,472,438 shares, granted to the Company's CEO, which will vest in the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares (Note 16).  The dilutive effect of convertible debt outstanding shall be reflected in diluted EPS by application of the if-converted method. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be antidilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.        Significant Accounting Policies - (continued):

(v)
Related Parties: The Company considers as related parties the affiliates of the Company; entities for which investments are accounted for by the equity method; principal owners of the Company; its management; members of the immediate families of principal owners of the Company; and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests. An Affiliate is a party that, directly or indirectly through one or more intermediaries, controls, is controlled by, or has common control with the Company. Control is the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an enterprise through ownership, by contract and otherwise.   Immediate Family is family members whom a principal owner or a member of management might control or influence or by whom they might be controlled or influenced because of the family relationship. Management is the persons who are responsible for achieving the objectives of the Company and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of  directors, the CEO, the CFO, Vice President and CTO in charge of principal business functions and other persons who perform similar policy making functions. Persons without formal titles may also be members of management. Principal owners are owners of record or known beneficial owners of more than 10% of the voting interests of the Company.

(w)
Derivatives and Hedging:  The Company records every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met. The Company has not applied hedge accounting for its derivative instruments during the periods presented.

The fair value of derivative liabilities was not adjusted for nonperformance risk as the Company, as one of the parties to a derivative transaction expects to be able to perform under the contractual terms of its derivative agreements, such as making cash payments at periodic net settlement dates or upon termination.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

2.         Significant Accounting Policies - (continued):

(x)
Segment Reporting: The Company has determined that it operates under two reportable segments, based on the way the Company's CEO reviews operating results, as a provider of international seaborne transportation services, carrying petroleum products and crude oil ("Tanker Fleet") and, drybulk commodities for the steel, electric utility, construction and agri-food industries ("Drybulk Fleet"). The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company's consolidated financial statements.

The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers (i.e., spot or time charters) or by geographical region as the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.

(y)
Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

3.         Going Concern:

As of December 31, 2009, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, net asset value and asset cover of product tankers, with certain banks. As a result of these covenant breaches with all the banks, the Company has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $351,202 and $9,916, respectively (Note 12).

As of December 31, 2010, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, and asset cover, with certain banks. As a result of these covenant breaches and due to cross default provisions contained in all its bank facilities, the Company is in breach of all its loan facilities and has classified all its debt and financial instruments as current. The amount of long term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $304,551 and $4,125 respectively (Note 12).

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts the amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern, except for the current classification of debt and financial instruments.

Company cash flow for 2011 is expected to be lower than 2010 mainly due to the redelivery of the M/V Cyclades during the second quarter of 2011, from its present charterers where it earns a daily rate of $54,250 to its new charterers where it will earn a daily rate of $20,000. Based on Company projections for 2011, cash provided by operating activities is expected to amount to $29,044 and is not sufficient to cover scheduled debt repayments as of December 31, 2010.

Cash flow could improve if actual charter rates during the year prove to be higher from the expected rates that we have used in our projections, thereby improving the revenues of the vessels that have spot market exposure, but this is a parameter outside Company control. Cash flow could also improve by deferring part of our debt repayments into future years or by releasing funds held under pledges. If the Company is unable to partly defer loan repayments and / or release funds held under pledges, it will examine the option of raising capital through equity and debt offerings or asset sales as a last resort. Given the high quality of assets and charters in the Company portfolio, the sale of a tanker vessel provides with a realistic last resort alternative to provide the Company with necessary liquidity.

As of the date of this report, discussions with certain lenders are already in progress and in certain cases cash flow has already improved. See Note 12 for a discussion of the progress with each lender.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting:

The following tables present segment results for the years ended December 31, 2008, 2009 and 2010 respectively:

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	163,995	71,590	21,795	257,380

EXPENSES:

Voyage expenses	34,215	4,441	-	38,656
Charter hire expense	53,684	-	-	53,684
Amortization of deferred gain on sale and leaseback of vessels	(18,707)	-	-	(18,707)
Vessel operating expenses	56,272	10,842	-	67,114
Dry-docking costs	9,450	586	-	10,036
Vessel depreciation	13,867	18,797	-	32,664
Management fees-third parties	1,080	79	-	1,159
General and administrative expenses	22,474	7,856	(101)	30,229
Gain on sale of vessels	(21,347)	2,169	-	(19,178)

Operating income	13,007	26,820	21,896	61,723

Interest and finance costs	(11,888)	(13,876)	-	(25,764)

Segment income	1,119	12,944	21,896	35,959

Fair value change of financial instruments				(12,024)
Interest income				1,831
Other, net				(127)

Net Income				25,639

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $21,795, the management fees related to the management of third party vessels of $16 less the foreign currency gains, net of $85. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting – (continued):

Year ended December 31, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	47,353	56,715	3,911	107,979

EXPENSES:

Voyage expenses	1,118	2,254	-	3,372
Charter hire expense	10,827	-	-	10,827
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,799)	-	-	(7,799)
Lease Termination expense	15,391			15,391
Vessel operating expenses	15,032	8,707	-	23,739
Dry-docking costs	4,543	59	-	4,602
Vessel depreciation	12,580	19,005	-	31,585
Management fees-third parties	338	81	-	419
General and administrative expenses	14,914	8,437	65	23,416
Impairment on vessels	36,638	-	-	36,638
Operating (loss) income	(56,229)	18,172	3,846	(34,211)

Interest and finance costs	(7,692)	(5,519)	(758)	(13,969)

Segment (loss) income	(63,921)	12,653	3,088	(48,180)

Loss on financial instruments				(2,081)
Interest income				235
Other, net				(170)

Net loss				(50,196)

(1) Unallocated amounts relate to the drybulk vessels' amortization of the fair value of below market time charter contracts acquired of $3,911, bridge loan fees for working capital purposes of $758, less the foreign currency losses, net of $65. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.        Segment Reporting – (continued):

Year ended December 31, 2010	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total
REVENUES:

Revenues	39,394	51,481	-	90,875

EXPENSES:

Voyage expenses	1,277	1,191	-	2,468
Charter hire expense	480	-	-	480
Vessel operating expenses	6,090	6,763	-	12,853
Dry-docking costs	10	4,093	-	4,103
Vessel depreciation	13,371	19,005	-	32,376
Management fees-third parties	119	40		159
Management fees-related parties	1,804	1,327		3,131
General and administrative expenses	11,055	6,921	166	18,142
Gain on sale of vessels	(5,101)	-	-	(5,101)
Operating income (loss)	10,289	12,141	(166)	22,264

Interest and finance costs	(10,448)	(4,175)	(153)	(14,776)

Segment income (loss)	(159)	7,966	(319)	7,488

Loss on financial instruments				(5,057)
Interest income				136
Other, net				(54)

Net income				2,513

(1) Unallocated amounts relate to bridge loans fees for working capital purposes of $153, plus the foreign currency losses, net of $166. These amounts are unallocated as they are not included in the financial information used by the chief operating decision maker to allocate the Company's resources.

A reconciliation of segment cash flows to amounts presented in the consolidated cash flow statements is as follows for the year ended December 31, 2008:

Year ended December 31, 2008	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Cash paid for vessels	-	118,142	-	118,142
Cash paid for advances for vessel acquisition	114,260	-	-	114,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

4.	Segment Reporting – (continued):

A reconciliation of segment assets, liabilities and cash flows to amounts presented in the consolidated balance sheets and cash flow statements is as follows for the years ended December 31, 2009 and 2010 respectively:

Year ended December 31, 2009	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	318	10	-	328
Vessels, net	326,500	316,453	-	642,953
Current portion of debt	254,547	141,654	2,886	399,087
Total assets at December 31, 2009	337,770	326,270	11,109	675,149
Cash paid for vessels	136,678	-	-	136,678

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $2,974, other fixed assets of $6,165, and bridge loan balance for working capital purposes of $2,886, which are not allocated to individual segments.

Year ended December 31, 2010	Tanker Fleet	Drybulk Fleet	Unallocated (1)	Total

Trade accounts receivable, net	476	6	-	482
Vessels, net	298,289	297,447	-	595,736
Current portion of debt	212,128	125,249		337,377
Total assets at December 31, 2010	305,047	309,758	7,286	622,091

(1) Unallocated mainly relates to cash and cash equivalents (including restricted cash) of $1,019, other fixed assets of $4,748, which are not allocated to individual segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.	Transactions with Related Parties:

(a)
Pyramis Technical Co. S.A.: Pyramis Technical Co. S.A. is wholly owned by the father of the Company's Chief Executive Officer and has been responsible for the renovation of the Company's premises. As of December 31, 2009, the total contracted cost amounted to Euro 3,110 or $4,487 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009), out of which Euro 3,599 or $5,193 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) was paid up to December 31, 2009 and is included in the Euro 3,701 or $5,340 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) renovation works. As of December 31, 2010, the total contracted cost amounted to Euro 3,185 or $4,253 (based on the Dollar/Euro exchange rate as of December 31, 2010), out of which Euro 3,698 or $4,940 (based on the Dollar/Euro exchange rate as of December 31, 2010) was paid up to December 31, 2010 and is included in the Euro 3,789 or $5,059 (based on the Dollar/Euro exchange rate as of December31, 2010) renovation works. The renovation works are included in Other fixed assets, net, which are separately presented in the accompanying December 31, 2010 consolidated balance sheet and were initially depreciated over the lease period, which is 12 years. In September 2010, the Company agreed to revert occupancy in certain areas of the leased office space in Maroussi, by the end of April 2011. As a result of this agreement we have made a revision in the useful life of certain leasehold improvements that would have been amortized over the life of the lease. The revision in useful life of these assets resulted in an accelerated depreciation of $565 included in the statement of operations.

(b)
Cardiff Marine Inc. ("Cardiff"): Both Cardiff and Sphinx Investment Corp. are controlled by Mr. George Economou who has been a related party since April 2008, when the Company privately placed $7.3 million with various investors (Note 15). As of December 31, 2010, Sphinx Investment Corp. holds approximately 12.08% of the Company's outstanding common stock. Cardiff provides the Company with chartering and sale and purchase brokerage services. During the twelve months ended December 31, 2009 and 2010, Cardiff charged the Company $862 and $608 for chartering services, included in Voyage expenses. As of December 31, 2009 the amount due to Cardiff was $82 out of which $33 is included in Accounts Payable and $49 is included in Accrued Liabilities. As of December 31, 2010 the amount due to Cardiff was $155, out of which $51 is included in Accounts Payable and $104 is included in Accrued Liabilities. In 2010, Cardiff proceeded with an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship-management services. As part of this restructuring TMS Dry and TMS Tankers were established as two different management companies to undertake the management of the fleet previously managed by Cardiff. TMS Dry and TMS Tankers utilize the same experienced personnel previously utilized by Cardiff. As a result, TMS Tankers, which is the manager of M/T Delos, is a related party management company due to its relation with Cardiff (see below (e)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5. Transactions with Related Parties – (continued):

(c)
Central Mare Inc. ("Central Mare") – Letter Agreement and Management Agreements: on May 12, 2010, the Company's Board of Directors agreed to outsource all of the commercial and technical management of the Company's vessels to Central Mare Inc., or Central Mare, a related party controlled by the family of the Company's Chief Executive Officer, on a timeline that was determined by its executive officers in consideration of the vessels' schedule. Since July 1, 2010 Central Mare has been performing all operational, technical and commercial functions relating to the chartering and operation of Company vessels, pursuant to a letter agreement concluded between Central Mare and Top Ships as well as management agreements concluded between Central Mare and our vessel-owning subsidiaries.

The Company pays a management fee of Euro 650 per day, per each vessel that is employed under a time charter or a voyage charter and a management fee of Euro 250 per day, per each vessel that is employed under a bareboat time charter. In addition, the management agreements provide for payment by the company to Central Mare of: (i) a fee of Euro 100 per day per vessel for services in connection with compliance with Section 404 of the Sarbanes-Oxley Act of 2002; (ii) Euro 500 for superintendent visits on board vessels, per vessel, for each day, per superintendent; (iii) chartering commission of 0.75% on all existing (as of July 1, 2010) freight, hire and demurrage revenues; (iv) chartering commission of 1.25% on all new (concluded after July 1, 2010) freight, hire and demurrage revenues; (v) a commission of 1.00% on all gross sale proceeds or purchase price paid for vessels; (vi) a quarterly fee of Euro 250 for services rendered by Central Mare in connection with the company's financial accounting services; (vii) a quarterly fee of Euro 80 for services in relation to the financial reporting requirements of the company under Securities and Exchange Commission and NASDAQ rules and regulations; (viii) a commission of 0.2% on derivative agreements and loan financing or refinancing; and (ix) an annual fee of Euro 10 per vessel, for the provision of information system related services.

Central Mare also provides commercial operations and freight collection services in exchange for a fee of Euro 90 per day, per vessel. Central Mare provides insurance services and obtains insurance policies for the vessels for a fee of 5.00% on the total insurance premiums, per vessel. Furthermore, if required, Central Mare will also handle and settle all claims arising out of its duties under the management agreements (other than insurance and salvage claims) in exchange for a fee of Euro 150 per person, per day of eight hours. Finally legal fees for claims and general corporate services incurred by Central Mare on behalf of the company will be payable to Central Mare at cost.

Pursuant to the terms of the management agreements, all fees payable to Central Mare are adjusted upwards 3% per annum. Transactions with the Manager in Euros are settled on the basis of the EUR/USD on the invoice date.

For M/T Delos specifically the Company pays to Central Mare a daily management fee of $1, which is subject to annual review on the anniversary date of the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5. Transactions with Related Parties – (continued):

(d)	Central Mare Inc. ("Central Mare") – Executive Officers and Other Personnel Agreements

On September 1, 2010, the Company entered into separate agreements with Central Mare pursuant to which Central Mare furnishes the Company with its executive officers. These agreements were entered into in exchange for terminating prior agreements.

Under the terms of the agreement for the Company's Chief Executive Officer, the Company is obligated to pay annual base salary, a minimum cash bonus and stock compensation of 500,000 common shares of the Company to be issued at the end of each calendar year (see Note 15).

The initial term of the agreement expires on August 31, 2014; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Executive Vice President and Chairman, the Company is obligated to pay annual base salary and additional incentive compensation as determined by the board of directors. The initial term of the agreement expires on August 31, 2011; however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Financial Officer, the Company is obligated to pay annual base salary and stock compensation of 200,000 common shares which were issued on December 21, 2009, of which 100,000 common shares vested on December 21, 2010 and 100,000 common shares shall vest on December 21, 2011 (Note 15). The initial term of the agreement expires on August 31, 2012, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term.

Under the terms of the agreement for the Company's Chief Technical Officer, the Company is obligated to pay annual base salary and stock compensation of 249,990 common shares which were issued on October 29, 2010 and which vest ratably over a period of 15 months beginning in October 2010 (Note 15). The initial term of the agreement expires on August 31, 2011, however the agreement shall be automatically extended for successive one-year terms unless Central Mare or the Company provides notice of non-renewal at least sixty days prior to the expiration of the then applicable term. In the event of a change of control the Chief Technical Officer is entitled to receive a cash payment equal to three years' annual base salary. In addition, our Chief Technical Officer is subject to non-competition and non-solicitation undertakings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.        Transactions with Related Parties – (continued):

On March 1, 2011, the Company entered into an agreement with Central Mare pursuant to which, Central Mare furnishes certain employees to the Company, including Corporate Development Officer and Internal Auditor as well as certain administrative employees. Under the terms of this agreement the Company is obligated to pay an annual base salary.

As of December 31, 2010 the net amount due to Central Mare was $1,797 and is included in Due to related parties, which are separately presented in the accompanying December 31, 2010 consolidated balance sheets. The amount concerns $333 payable to Central Mare related to fees as per management agreements, excluding commissions, $1,312 related to executive officers and other personnel expenses, $162 related to commissions on charter hire agreements and $(10) related to advances paid for opex.

The fees charged by Central Mare for the year ended December 31, 2010 are as follows:

Management Fees	2,993	Management fees related party - Statement of Operations
Executive officers and other personnel expenses	3,001	General and administrative expenses - Statement of Operations
Superintendent Fees	61	Vessel operating expenses - Statement of Operations
	38	Dry-docking costs - Statement of Operations
Commission for sale of vessels	201	Gain on sale of vessels - Statement of Operations
Commission on charter hire agreements	363	Voyage expenses - Statement of Operations
Total	6,657

(e)
Titan Owning Company Ltd. ("TMS Tankers"): Effective October 1, 2010, the Company has contracted the day-to-day technical management of vessel M/T Delos, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Tankers Ltd., or TMS Tankers, respectively. TMS Tankers is a related party management company due to its relation with Cardiff explained above and was the manager of the vessel at the time that the M/T Delos joined the Company fleet. During the twelve months ended December 31, 2010, TMS Tankers charged the Company $138 for management fees, included in General and Administrative expenses and $8 for commissions, included in Voyage Expenses. As of December 31, 2010 the net amount due to TMS Tankers was $311 and is included in Accounts Payable, which are separately presented in the accompanying December 31, 2010 consolidated balance sheets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

5.        Transactions with Related Parties – (continued):

(f)
Dorado Tankers Pool Inc.: On October 1, 2010 the vessel M/T Delos entered the Dorado tankers spot pool under the Company's name. Prior to joining the Company fleet the vessel was already operating in the Dorado pool. Dorado is a spot market pool managed by Heidmar Inc. Up to September 2009, Heidmar Inc. was owned 49% by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc and hence Heidmar is deemed to be a related party. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2010, the Company made an initial advance to the pool for working capital purposes of $409. As of December 31, 2010 the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $409, included in Prepayments and $48 included in Accounts Receivable, trade, respectively, which is separately presented in the accompanying December 31, 2010 consolidated balance sheet. The revenue of M/T Delos deriving from the pool amounted to $600 for 2010 and is included in Revenues in the accompanying consolidated statements of operations. Furthermore, an amount of $30 related to off hire bunkers is included in Voyage Expenses in the accompanying consolidated statements of operations. Currently, the Company has withdrawn the M/T Delos from the Dorado Tankers Pool and is operating it in the spot market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases:

A. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSEE

i)	Sale and Leaseback of Vessels:

The Company entered into sale and leaseback transactions in 2005 and 2006 for eighteen vessels. During 2009, the Company terminated the last five bareboat charter agreements related to these sales and leaseback transactions, which resulted to termination fees and expenses amounting to $15,391, which are included in the Lease Termination Expenses in the accompanying consolidated statements of operations The bareboat charter agreements the Company entered into in 2005 and 2006 were accounted for as operating leases and the gain on the sale was deferred and was amortized to income over the lease period. The deferred gain was calculated by deducting from the sales price the carrying amount of the vessels, the expenses related to the sale and the unpaid sales price (which is treated as a residual value guarantee and will be recognized in income upon collection).

The amortization of the deferred gain on sale and leaseback of vessels and write-off of seller's credit of $18,707, $7,799 and $0 for the years ended December 31, 2008, 2009 and 2010, respectively, is separately reflected in the accompanying consolidated statements of operations.

ii)	Operating Lease M/T Delos:

On October 1, 2010, the Company entered into a bareboat charter agreement to lease vessel M/T Delos until September 30, 2015 for a variable rate per year. Additionally, the Company agreed to pay $480 together with the first hire. The bareboat charter agreement was accounted for as operating lease. Charterers have certain options by the end of the normal charter period (five years) to purchase the vessel.

During the years ended December 31, 2008, 2009 and 2010, lease payments relating to the bareboat charters of the vessels were $53,684, $10,827, and $480, respectively and are separately reflected as Charter hire expense in the accompanying consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases-(continued):

iii)	Office lease:

In January 2006, Top Tanker Management entered into an agreement to lease office space in Athens, Greece, with an unrelated party. The office is located at 1, Vassilisis Sofias & Megalou Alexandrou Street, 151 24 Maroussi, Athens, Greece. The agreement is for duration of twelve years beginning May 2006 with a lessee's option for an extension of ten years. As of December 31, 2007, the monthly rent was Euro 120 or $177 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2007) adjusted annually for inflation increase plus 1%. In November 2007, the agreement was amended and the new monthly rent starting February 2008 became Euro 116 or $167 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2009) with all other terms remaining unchanged. In September 2010 the agreement was further amended and the new monthly rent starting then was renegotiated down to Euro 41 or $55 (based on the U.S. Dollar/Euro exchange rate as of December 31, 2010) and it was agreed to revert occupancy in certain areas of the leased office space by the end of April 2011, with all other terms remaining unchanged. General and administrative expenses for the years ended December 31, 2008, 2009 and 2010 include $2,405, $2,041 and $1,653, respectively, for rent expense.

In May 2007, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement is valid from June 2007 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 20 or $32 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2009), payable quarterly in advance. In September 2010, Top Tankers (U.K) Limited entered into a new lease agreement for office space in London. The new lease agreement is valid from September 2010 and shall continue until either party shall give to the other one calendar month written notice. The new annual lease is GBP 12 or $19 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010). General and administrative expenses for the years ended December 31, 2008, 2009 and 2010 include $38, $31 and $27, respectively, for rent expense.

In November 2009, Top Ships Inc. entered into a lease agreement for office space in London. The initial agreement was signed on November 15, 2009 and it expired on November 14, 2010. The agreement was extended for another year with all terms remaining unchanged. The monthly rent is GBP 26 or $40 (based on the U.S. Dollar/GBP exchange rate as of December 31, 2010). General and administrative expenses for the year ended December 31, 2009 and 2010 include $66 and $487, for rent expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.        Leases-(continued):

iv)	Future minimum lease payments:

The Company's future minimum lease payments required to be made after December 31, 2010, related to the existing at December 31, 2010 leases are as follows:

Year ending December 31,	Operating lease M/T Delos	Office Lease	Total
2011	2,392	649	3,041
2012	2,469	649	3,118
2013	1,460	649	2,109
2014	1,368	649	2,017
2015	819	649	1,468
2016 and thereafter	-	1,514	1,514
	8,508	4,759	13,267

B. LEASE ARRANGEMENTS, UNDER WHICH THE COMPANY ACTS AS THE LESSOR

i)	Charter agreements:

All of the Company's time charters and bareboat charters are classified as operating leases. Revenues under operating leases are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee and collection of related revenue is reasonably assured.

As of December 31, 2010, the Company operated twelve owned vessels and one leased vessel. As of December 31, 2010, four of the vessels were operating under long-term time charters, one under spot charter and eight under bareboat charters.

Future minimum time-charter receipts, based on vessels committed to non-cancellable time and bareboat charter contracts that expire in more than one year, as of December 31, 2010, are as follows:

Year ending December 31,	Time Charter receipts
2011	60,792
2012	54,040
2013	42,535
2014	32,547
2015	31,627
2016 and thereafter	72,597
294,138

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

6.       Leases-(continued):

On January 11, 2010, the Company announced that it had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  Furthermore, on January 26, 2011, the Company announced that it had received from the same charterer another decrease in the charter hire rate that currently stands at $9,092 per day. The Company has been examining this unilateral reduction and intends to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

7.       Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	December 31, 2010
Bunkers	-	253
Lubricants	427	347
Consumable stores	62	60
	489	660

8.       Prepayments and Other:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2009	December 31, 2010
Prepaid expenses	310	295
Other receivables	2,074	1,888
	2,384	2,183

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

9.	Advances for Vessels under Construction:

In October 2006, the Company entered into an agreement for the construction of six Handymax Product / Chemical tankers. The total contract price was $285,365 and was payable in five installments as follows: 15% was payable upon arrangement of the refund guarantee, 15% was payable upon commencement of steel cutting, 20% was payable upon keel laying, 20% was payable upon launching and 30% upon delivery of the vessel. The vessels' construction was partially financed from bank financing discussed in Note 12. The first installment for the six vessels of $42,807 was paid in December 2006 and January 2007. The second installment for all vessels, the third installment for five vessels and the fourth installment for two vessels in an aggregate amount of $109,229 was paid during 2008. The third installment for one vessel, the fourth installment for four vessels and the delivery installment for six vessels in an aggregate amount of $133,329, was paid during 2009. All vessels were delivered as of December 31, 2009.

The advances for vessels acquisitions / under construction as of December 31, 2008 and 2009 are analyzed as follows:

	Construction installments	Acquisitions	Capitalized interest	Capitalized costs	Total
Balance, December 31, 2008	152,036	-	6,568	1,367	159,971
- Transfer to vessel cost	(285,365)		(8,029)	(3,267)	(296,661)
- Additions	133,329		1,461	1,900	136,690
Balance, December 31, 2009	-	-	-	-	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.      Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2008	598,266	(44,375)	553,891
—Acquisitions	219,934	-	219,934
—Disposals	(371,039)	44,393	(326,646)
—Depreciation	-	(32,664)	(32,664)
Balance, December 31, 2008	447,161	(32,646)	414,515
—Acquisitions	296,661		296,661
—Depreciation		(31,585)	(31,585)
—Impairment	(56,257)	19,619	(36,638)
Balance, December 31, 2009	687,565	(44,612)	642,953
—Acquisitions	(555)		(555)
—Disposals	(15,000)	714	(14,286)
—Depreciation		(32,376)	(32,376)
Balance, December 31, 2010	672,010	(76,274)	595,736

On April 1, 2008, the Company entered into an agreement to sell the vessel M/V Bertram to an unrelated party for a consideration of $46,500. The vessel was delivered to its new owners on April 16, 2008. A loss from the sale of $2,169 was recognized upon vessel's delivery.

On May 1, 2008, the Company took delivery of the drybulk vessel M/V Astrale.

On June 23, 2008, the Company entered into an agreement to sell the vessel M/T Stormless to an unrelated party for consideration of $47,000. The vessel was delivered to its new owners on June 26, 2008. A gain from the sale of $1,787 was recognized upon vessel's delivery.

In June 2008, the Company entered into agreements to sell vessels M/T Edgeless, M/T Ellen P, M/T Limitless and M/T Endless to unrelated parties for a total consideration of $193,000. The M/T Edgeless was delivered to its new owners on July 10, 2008, while the remaining three vessels were delivered to their new owners in early September 2008. A gain from these sales of $19,439 was recognized upon vessels' deliveries.

During 2009, the Company took delivery of six product / chemical tankers M/T Miss Marilena, M/T Lichtenstein, M/T Ionian Wave, M/T Tyrrhenian Wave, M/T Britto, and M/T Hongbo for a total book value of $296,661.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

10.      Vessels, net - continued:

During 2009, the Company performed the undiscounted cash flow test for all of its vessels as of December 31, 2009 and determined that the carrying amounts of these two vessels, M/T Dauntless and M/T Ioannis P were not recoverable by their undiscounted cash flows indicating impairment. The Company measured the impairment loss on the basis of vessels' fair market value determined based on a market approach. The resulting impairment charge of $36,638 for the year ended December 31, 2009 is included in Impairment on vessels, which is separately reflected in the accompanying consolidated statements of operations.

During 2010, fears of vessel oversupply and market disruptions led to high charter rate volatility in both tanker and drybulk segments and to a further decrease in vessel values. These are conditions that the Company considered to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

In September 2010, the Company entered into an agreement to sell the vessel M/T Dauntless to an unrelated third party for a consideration of $20.1 million. The vessel was delivered to its new owners on November5, 2010. A gain from the sale of $5,101 was recognized upon vessel's delivery.

11.	Fair Value Of Below Market Time Charter:

In November and December 2007 and February 2008, the Company acquired drybulk vessels M/V Bertram, M/V Amalfi and M/V Voc Gallant, respectively, with attached time charter contracts. As a result, the purchase price of the vessels was allocated between vessel cost and the fair value of the time charter contracts, totaling in aggregate $43,259, which is reflected in Fair Value of Below Market Time Charter on the accompanying consolidated balance sheets. The liability is amortized to revenues over the remaining period of the time charter contracts on a straight-line basis. Following the sale of the M/V Bertram, on April 16, 2008, the then unamortized fair value of below market time charter of $16,140 was written-off to the loss from the sale of vessel. For the year ended December 31, 2008, 2009 and 2010, the amortization of the fair value of the time charter contracts totaled $21,795, $3,911 and $0, respectively and is included in Revenues in the accompanying consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.       Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower / Vessel(s)	December 31,	December 31,
	2009	2010
RBS
The Company / Dauntless, Ioannis P	50,466	26,706
HSH
Amalfi / Amalfi	22,461	20,358
Jeke / Papillon (ex VOC Gallant)	23,991	21,708
Warhol / Miss Marilena	37,907	35,572
Indiana / Tyrrhenian Wave	27,525	25,857
Britto / Britto	33,714	31,696
DVB
Banksy / Ionian Wave	32,132	22,659
Hongbo / Hongbo	25,534	28,354
Hongbo / Bridge Loan	10,374	5,328
Japan II / Astrale	27,458	26,090
ALPHA
Japan III / Cyclades	27,854	22,889
Lichtenstein / Lichtenstein	36,896	34,538
EMPORIKI
Japan I / Pepito	39,889	34,203
CAPE MANUEL SHIPPING COMPANY LIMITED
The Company	2,886	-
CONVERTIBLE LOANS
LAURASIA TRADING
The Company	-	1,878
Debt Discount		(1,213)
SANTA LUCIA HOLDINGS
The Company	-	1,877
Debt Discount		(1,123)
Total	399,087	337,377
Less-current portion	(399,087)	(337,377)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Debt-(continued):

(a) RBS:

At December 31, 2010, the Company had a revolving credit facility outstanding of $26,915, maturing in August 2013, excluding unamortized financing fees of $209, with no undrawn amount. The revolving credit facility bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.80%.

The facility contains various covenants, including i) security value maintenance whereby the market value of the vessels and the market value of any additional security is required to be greater than or equal to 130% of the outstanding loan and the fair value of outstanding swaps, ii) adjusted net worth required to be greater than or equal to $250,000 and greater than to 35% of total assets, and iii) EBITDA required to be greater than 120% of fixed charges, iv) at any time after June 29, 2009, the group liquidity should not be less than $15,000, of which a minimum of $5,000 or $385 per group vessel should be unencumbered, v) a minimum balance of $200 to be maintained in the operating accounts and vi) add a cash sweep mechanism whereby a certain amount of cash earned by M/T Ioannis P and M/T Dauntless will be applied in the inverse order of maturity to the amount outstanding under the loan agreement.

As of November 5, 2010 an amount of $19,500 was applied in prepayment of the abovementioned loan due to the sale of vessel M/T Dauntless. The repayment schedule of the loan was adjusted accordingly.

As of December 31, 2010, the Company was not in compliance with the security value maintenance, the EBITDA and the minimum liquidity covenant.

During April 2011, the Company entered into a preliminary agreement with RBS according to which, and subject to execution of definitive documents, it will amend the current repayment schedule so that our 2011 capital repayments are reduced by $2.0 million and our 2012 capital repayments are reduced by $2.8 million. Reduced amounts from existing capital repayment schedule will be transferred to the final balloon payment of the facility in August 2013.

Upon execution of final documentation it will also amend the minimum security and financial covenants to lower levels than  the ones currently in place.

In addition, we will pledge common shares to RBS at a minimum value of $5 million. This pledge will only serve as security and will be cancelled once the facility has been repaid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.  Debt-(continued):

        (b) HSH:

As of December 31, 2010, the Company's subsidiaries had a total outstanding balance with HSH of $136,688, excluding unamortized financing fees of $1,497, under two facilities (bulker financing and product tanker financing), as follows:

Bulker Financing

Amalfi: At December 31, 2010, Amalfi had a loan outstanding of $20,508, maturing in December 2014, excluding unamortized financing fees of $150, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.80%.

Jeke: At December 31, 2010, Jeke had a loan outstanding of $21,932, maturing in February 2015, excluding unamortized financing fees of $224,which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.79%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and the fair value of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of the outstanding swaps. The minimum required percentage is set at 130% up to November 2011 and 135% from then on until maturity, ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than 35% of total assets, and iii) EBITDA greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel which is free of any security interest (other than a permitted security interest and other than ordinary bankers' liens which have not been enforced or become capable of being enforced) v) no dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant and vi) cross collateralization of the two facilities.

The loan, among other things, provides for the following: i) The Company to maintain a pledged amount of $6,549, which is applied against future installments of the bulker financing starting from August 2009; 50% pro rata against the 12 installments starting from August 2009, and 50% pro rata against all remaining installments of the facility including the balloon payment, starting from August 2009. This pledge, amounted to $2,957 as of December 31, 2010 and $2,884 as of April 12, 2011, respectively, ii) margin of bulker financing to be 2.50% up to March 31, 2010 and after March 31, 2010, (1) 1.00% while each of the Vessels are employed under time charter party agreements acceptable to the Agent for periods of at least twelve months and (2) 1.125% at all other times. As of the date of this annual report, due to covenant breaches, the margin continues being 2.5%. Once covenant breaches have been rectified, the margin will be reset to the loan agreement levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants. The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. On April 1, 2011, the Company received a notice from HSH informing it of its intention to charge the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

Product Tanker Financing

Warhol: At December 31, 2010, Warhol had a loan outstanding of $35,945, maturing in February 2019, excluding unamortized financing fees of $373,which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.0%). The applicable interest rate as of December 31, 2010 is 2.66%.
Indiana: At December 31, 2010, Indiana had a loan outstanding of $26,226, maturing in March 2019, excluding unamortized financing fees of $369, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.0%). The applicable interest rate as of December 31, 2010 is 2.80%.
Britto: At December 31, 2010, Britto had a loan outstanding of $32,077, maturing in May 2019, excluding unamortized financing fees of $381, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.0%). The applicable interest rate as of December 31, 2010 is 2.68%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2010, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and vessels and of any additional security is required to be greater than or equal to a required percentage of the outstanding loan and the fair value of outstanding swaps. The minimum required percentage is set at 120% up to October 2012 and 125% from then on until maturity, ii) market value adjusted net worth required to be greater than or equal to $250,000 and greater than or equal to 35% of total assets, and iii) EBITDA required to be greater than 120% of fixed charges, iv) minimum liquid funds of $25,000 or $500 per group vessel which is free of any security interest (other than a permitted security interest and other than ordinary bankers' liens which have not been enforced or become capable of being enforced), v) no dividend payout in excess of 70% of net income per year and full dividend restriction in case of breach of covenant.

The loan, among other things, provides for the following: i) margin of Product Tanker Financing to be 2.0% up to March 31, 2010, thereafter the margin to be reduced to 1.75% until maturity of the loan while each of the vessels is employed under time charter party agreements acceptable to the lender for periods of at least twelve (12) months and 1.125% per annum at all other times. As of the date of this annual report, due to covenant breaches, the margin continues being 2.0%. Once covenant breaches have been rectified, the margin will be reset to the loan agreement levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the EBITDA, the adjusted net worth and the minimum liquid funds covenants.  The facility provides that default rate of two percent (2%) on top of the applicable rate shall apply for as long as there is an event of default. On April 1, 2011, the Company received a notice from HSH informing it of its intention to charge the default rate of 2% on top of margin, in respect of the covenant breaches. As of the date of this report the Company is in discussion with HSH to resolve the covenant breaches and avoid being charged the default rate.

(c) DVB:

As of December 31, 2010, the Company's subsidiaries had a total outstanding balance with DVB of $83,999, excluding unamortized financing fees of $1,568, under two facilities (bulker financing and product tanker financing).

Bulker Financing

 Japan II: At December 31, 2010, Japan II had a loan outstanding of $26,526, maturing in October 2015, excluding unamortized financing fees of $436, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 1.5%). The applicable interest rate as of December 31, 2010 is 2.05%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2010, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

The facility, as amended on December 1, 2010, contains various covenants, including i) ship minimum value whereby the fair market value of the mortgaged vessels under the bulker and the product tanker financing and of any additional security is required to be greater than or equal to 105% until March 31, 2011, 110% until March 31, 2012 and 120% thereafter of the outstanding loan (excluding Top Up Loan) and the fair value of the outstanding swaps ii) minimum net asset value of $0 until 31 December 2010 and thereafter $225,000 iii) Stockholder's equity required to be greater than $180,000, and iv) minimum Free Cash of $2,500 until December 2010 and thereafter minimum cash balances of $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included), v) EBITDAR/Interest Expense: minimum 1.00:1.00 until 31 December 2010 and 1.50:1.00 thereafter.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

The facility, among other things, provides for the following: i) a cash sweep mechanism for the period commencing after the end of April 2010 until the maturity of the loan agreement whereby 60% of any excess cash earned by the M/V Astrale will be applied in the inverse order of maturity to the amount outstanding under the loan agreement. Excess cash is defined as net earnings less: (i) aggregate operating and general and administrative expenses capped at $10,000 per day as adjusted for an annual increase of 3%, (ii) scheduled installment repayments and (iii) interest costs. The cash sweep mechanism will cease to apply in the event the ratio of the vessel's charter free fair market value over the outstanding loan is equal or greater than 140% for a period of more than 3 consecutive months, ii) cross-collateralization of the bulker facility with the tanker facility. In July 2010, the Company prepaid an amount of $74 of the loan in accordance with the cash sweep mechanism.

Certain conditions precedent of the amended loan agreement signed on December 1, 2010 relating to the assignment of security and the signing of certain undertakings between bank, owners and charterers have yet to be concluded.

As of December 31, 2010, the Company was in breach with the cross default provision of the bulker financing as a result of covenant breaches in other credit facilities.

Product Tanker Financing

Tranche A:

Tranche A-Banksy: As of December 31, 2010, Banksy had a loan outstanding of $23,200, excluding unamortized financing fees of $541, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.25%). The applicable interest rate as of December 31, 2010 is 3.11%.

Tranche A-Hongbo: As of December 31, 2010, Hongbo had a loan outstanding of $28,945, excluding unamortized financing fees of $591, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 1.55%). The applicable interest rate as of December 31, 2010 is 2.41%.

The credit facility contains a provision whereby the bank may choose to use an alternative base interest rate if it believes that the LIBOR is not representative of its funding cost. During 2010, the bank used cost of funds instead of LIBOR as this appeared in REUTERS screen at the corresponding electronic pages of KLIEM (Carl Kliem GmgH).

Tranche B:  On July 31, 2009, the Company amended its $80,000 product tanker facility with DVB in order to take account of a bridge loan (Top Up Loan) of $12,512 used in the financing of the delivery installment of the M/T Hongbo. The bridge loan was payable in full on July 30, 2010. Furthermore, the facility included a cash sweep mechanism whereby 100% of the aggregate of any excess cash being hire earned by M/T Hongbo and M/T Ionian Wave above capital repayments in connection with the relevant loan tranches and interest expenses in connection with relevant tranches

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

and the Top Up Loan, was applied on a quarterly basis as prepayment against the outstanding Top Up Loan, starting on September 16, 2009. During 2009, the Company has prepaid a total amount of $1,313 of the Top Up Loan in accordance with the cash sweep mechanism. In March and June 2010, the Company prepaid an additional amount of $550 and $587, respectively.

On December 1, 2010 the Company has entered into an amended agreement with DVB Bank which among other changes, reassigned the distribution of the outstanding loan facility between the two vessels that were financed and cross-collateralized this facility with the Bulker facility. In addition, the Company obtained waivers for covenant breaches until the end of the year 2010 and restructured the loan relating to the acquisition of the product tankers the M/T Ionian Wave and M/T Hongbo part of which, the Top Up Loan, was due to be repaid on July 30, 2010. Pursuant to the termsheet signed ahead of this agreement, the Company made a partial repayment of $7,710 against the Top Up Loan, out of which $3,710 was funded by cash on hand and $4,000 by two unsecured bridge loan financing facilities with unrelated third parties, Laurasia Trading and Santa Lucia Holdings. Each of the two unsecured bridge loan financing facilities is in the principal amount of $2,000, has a term of twelve months and is repayable in cash or in the form of common shares of the Company (or a combination thereof) at a conversion rate of $0.40 per share, in each case at the option of the lender. As of December 31, 2010 the outstanding amount of the Top Up Loan, renamed to Tranche B, was $5,328, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.25%). The applicable interest rate as of December 31, 2010 is 3.11%.

In connection with the July 2009 amendment of the product tanker financing, the Company issued 12,512,400 common shares to Hongbo Shipping Company Limited, a wholly owned subsidiary, who pledged these shares in favor of DVB. This pledge was granted as security and must remain in an amount equal to 180% of the outstanding bridge loan, which amount will be tested at the end of each quarter. We also agreed to file a registration statement for the resale of the Hongbo Shipping shares and use our best efforts to keep the registration statement effective during the security period. Based on fair value of Company's common stock and outstanding balance of the loan measured at December 31, 2010, the Company is not required to issue and pledge any additional shares of common stock. Pursuant to the December 2010 amendment of the product tanker financing, the share pledge will be cancelled once certain conditions precedent to the effectiveness of the amendment have been met. These conditions relate to the assignment of security and the signing of certain undertakings between bank, owners and charterers.

According to the December 2010 amendment, the abovementioned cash sweep mechanism is amended so that 45% of excess cash flow from product tankers, i.e. after debt and interest payment, to be applied as a prepayment to the M/V Astrale facility as long as the ship minimum value of the M/V Astrale alone is below 125%. The cash sweep set out in such clause to also take into account the payments of principal and interest required not only under Tranche A but also under Tranche B and also payments under the Master Agreement (as defined in the Tankers Loan Agreement); and (ii) the cash sweep to start from 1 January 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.     Debt-(continued):

The facility, as amended on December 1, 2010, contains various financial covenants, including (i) minimum required security cover whereby the fair market value of the mortgaged vessels and of any additional security is required to be greater than or equal to 115% for the first five years, up to August 2014 and 125% thereafter of the outstanding loan (excluding amounts relating to Tranche B) and the fair value of the outstanding swaps, (ii) minimum net asset value of $0 until 31 December 2010 and thereafter $225,000, calculated on an annual basis, (iii) book equity required to be greater than $180,000, (iv) minimum Free Cash of $2,500 until December 2010 and thereafter minimum cash balances of $25,000 or $500 per vessel ($250 per vessel as cash in hand may be included); and (v) EBITDAR/Interest Expense: minimum 1.00:1.00 until 31 December 2010 and 1.50:1.00 thereafter.

As of December 31, 2010, the Company was in breach with the cross default provision of the product tanker financing as a result of covenant breaches in other credit facilities.

(d) ALPHA:

As of December 31, 2010, the Company's subsidiaries had a total outstanding balance with ALPHA of $57,800, excluding unamortized financing fees of $373 under two facilities (bulker financing and product tanker financing).

Bulker Financing

Japan III: At December 31, 2010, Japan III had a loan outstanding of $23,000, maturing in December 2015, excluding unamortized financing fees of $111 , which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 3.0%). The applicable interest rate as of December 31, 2010 is 3.31%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and iv) minimum cash balances of $25,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

The facility, among other things, provides for the following: i) a cash pledge of $4,000 to be maintained with the lender; this amount will be applied towards the financing in case of renegotiation or cancellation of the existing time charter agreement of M/V Cyclades. $2,000 of the pledged cash will be released on December 31, 2009 subject to the above and no other event of default. The remaining $2,000 will be released on March 31, 2010 given that: a) no renegotiation or cancellation of the existing time charter agreement will be effected until then, b) no event of default has occurred in the respective loan facility. On February 28 2011, the bank agreed to release $1,000 and to apply $3,000 as a prepayment of the product tanker facility, ii) margin of 3% up to March 31, 2010. Thereafter, the margin to be adjusted to 2.25%. As of the date of this annual report, due to covenant breaches, the margin continues being 3%, iii) cross collateralization of this facility with the product tanker facility.

As of December 31, 2010, the Company was not in compliance with the adjusted net worth and the minimum cash balance covenants. On April 5, 2011 we received waivers for the above mentioned covenant breaches for the period up to February 28, 2012 while the margin remained at 3%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.      Debt-(continued):

 Product Tanker Financing

Lichtenstein: At December 31, 2010, Lichtenstein had a loan outstanding of $34,800, maturing in February 2019, excluding unamortized financing fees of $262, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 3%). The applicable interest rate as of December 31, 2010 is 3.31%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and any additional security is required to be greater than or equal to 130% of the outstanding loan, ii) market value adjusted net worth required to be greater than or equal to $250,000 iii) book equity (total assets less consolidated debt) required to be greater than $100,000, and iv) minimum cash balances of $25,000.

The facility, among other things, provides for the following: i) margin from of 3% up to March 31, 2010. Thereafter, the margin would be adjusted to 2.25%. As of the date of this annual report, due to covenant breaches, the margin continues being 3%, ii) cross collateralization of this facility with the bulker facility.

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the adjusted net worth and the minimum cash balance covenants. On April 5, 2011 we received waivers for the above mentioned covenant breaches for the period up to February 28, 2012 while the margin remained at 3%.

On February 28, 2011, $3,000 was prepaid from a cash pledge held with Alpha Bank and discussed under the bulker financing.

(e)  EMPORIKI:

At December 31, 2010, Japan I had a loan outstanding of $34,275, maturing in March 2015, excluding unamortized financing fees of $72, which bears interest at LIBOR plus a margin (as of December 31, 2010 the margin was 2.5%). The applicable interest rate as of December 31, 2010 is 2.80%.

The facility contains various covenants, including i) asset maintenance whereby the fair market value of the vessel and of any additional security is required to be greater than or equal to 125% of the outstanding loan ad swap, ii) leverage ratio (total liabilities divided by total assets adjusted for fair market values of vessels) required to be less than 75% iii) Interest cover ratio of no less than 2.5 times, iv) minimum cash balances of no less than the aggregate of next 6 months of senior debt principal payments and v) maintenance in the earnings account including retention account of average monthly balances of $1,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

The facility, among other things, provides for the following: i) waiver of the minimum security requirement up to June 30, 2011 and, ii) waiver of the maximum leverage ratio up to June 30, 2011, iii) increase in margin from 1.75% to 2.5% from April 1, 2010 until June 30, 2011 and to 1.75% thereafter.

As of December 31, 2010, the Company was not in compliance with the asset maintenance, the minimum leverage ratio and the minimum liquid funds covenants, for which it has received waivers until June 30, 2011.

   Other loans

Cape Manuel Credit Facility:

On July 27, 2009, the Company entered into an unsecured bridge loan financing facility with an unrelated party. The purpose of this loan was to provide working capital financing due to the temporary liquidity shortage experienced following the termination of the leases and the delivery of six newbuilding vessels during 2009. The loan was of a principal amount of Euro 2,500 or $3,059 (based on the U.S. Dollar/Euro exchange rate as of June 30, 2010), had a term of three months and carried a margin of 9.0% per annum. On July 29, 2009 an amount of Euro 1,000 or $1,223 (based on the U.S. Dollar/Euro exchange rate as of June 30, 2010) was drawn down.  On September 24, 2009 an amount of Euro 1,000 or $1,223 (based on the U.S. Dollar/Euro exchange rate as of June 30, 2010) was draw down. On April 15, 2010, the Company repaid the first advance of Euro 1,000 or $1,364 (based on the U.S. Dollar/Euro exchange rate as of April 15, 2010) along with all accrued interest and finance costs by then. The repayment of the second drawdown along with all accrued interest and finance costs from April 15, 2010 was repaid on October 29, 2010. As of December 31, 2010 the Company had no loan outstanding.

Laurasia Trading Ltd Credit Facility:

On August 6, 2010, the Company entered into an unsecured bridge loan financing facility with an unrelated party for $2,000. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. The loan bears an interest of 6.0% per annum. The Company has undertaken to repay the loan by August 17, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Laurasia Trading Ltd. However the number of shares cannot exceed 15% of the Company's total number of outstanding shares due to anti-takeover provisions in the Stockholder Rights Agreement, unless the board specifically agrees to allow a shareholder to exceed such limit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

Since our stock price was above the debt conversion price of $0.40 on August 6, 2010, the conversion feature contains a beneficial share settlement option and in accordance with Codifications topic 470-20 "Debt with Conversion and Other Options" the Company has calculated the beneficial conversion feature to be $2,000 at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $833 of which $787 is non-cash amortization of the debt discount and $46 is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $1,213.

On February 15, 2011 the Company entered into an amendment of the initial facility which provides for a new repayment, specifically, February 15, 2012, with no other change to the terms of the debt or the conversion feature.

On that same date, the Company also entered into a new unsecured bridge loan facility for $2,000. The loan will be repaid  by February 15, 2012 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be payable in cash at the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40. The total shareholding of Laurasia, resulting from both facilities, cannot exceed 15% of total number of company outstanding shares due to anti-takeover provisions in our Stockholder Rights Agreement unless the board specifically agrees to allow a shareholder to exceed such limit. The loan bears an interest of 8.0% per annum.

Santa Lucia Holdings Ltd Credit Facility:

On August 16, 2010, the Company entered into an unsecured bridge loan financing facility with an unrelated party for $2,000. The purpose of this loan was to refinance part of the DVB Top Up Loan which was due to be repaid on July 30, 2010. The loan bears an interest of 6.0% per annum. The Company has undertaken to repay the loan by August 18, 2011 in cash or shares or in combination as demanded by the lender. Interest and fees in connection with the facility will be paid in cash by the same date. In case repayment or part repayment is made in shares, the number of shares will be calculated as the dollar amount of the liability as of the repayment date divided by $0.40, meaning that a full repayment by means of shares will result in a transfer of 5 million shares to Santa Lucia Holdings Ltd.

Since our stock price was above the debt conversion price of $0.40 on August 16, 2010, the conversion feature contains a beneficial share settlement option and in accordance with Codifications topic 470-20 "Debt with Conversion and Other Options" we  have calculated the beneficial conversion feature to be $1,800 million at the time of issuance. We recorded this amount as debt discount, to be amortized over the duration of the loan, with a corresponding credit to additional paid in capital. The total interest expense related to the facility in our Consolidated Statement of Operations for the year ended December 31, 2010 was $722 of which $677 is non-cash amortization of the debt discount and $45 is the contractual interest at an interest rate of 6% per year. As of December 31, 2010 the unamortized debt discount was $1,123.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

12.	Debt-(continued):

Loans Securities: All secured loans are secured as follows:

•     Mortgages over the Company's vessels;
•     Assignments of insurance and earnings of the mortgaged vessels;
•     Corporate guarantee of TOP Ships Inc;
•     Pledge over the earnings accounts of the vessels.

Debt Covenants:

As of December 31, 2010, the Company was in breach of loan covenants relating to EBITDA, overall cash position (minimum liquidity covenants), adjusted net worth, the asset cover with certain banks, as well cross-default covenants with all banks. As a result of these covenant breaches with all the banks, the Company has classified again all its debt and financial instruments as current.

Interest Expense: Interest expense for the years ended December 31, 2008, 2009 and 2010, amounted to $18,270, $11,009 and $11,241 respectively and is included in interest and finance costs in the accompanying consolidated statements of operations (Note 18).

Financing Costs: The additions in deferred financing costs amounted to $3,219 and $696 during the years ended December, 31 2009 and 2010. For 2009 this figure is mainly due to obtaining loan covenant waivers.

The weighted average interest rates, as of December 31 2009 and 2010, excluding all swaps, were 2.84% and 2.83%, respectively.

Scheduled Principal Repayments: The annual principal payments required to be made after December 31, 2010, are as follows:

Year ending December 31,	Amount
2010	343,678
Excluding unamortized financing fees	(3,965)
339,713

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

13.      Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

14.      Common Stock and Additional Paid-In Capital:

Reverse Stock Split: On March 20, 2008, the Company effected a 1-for-3 reverse stock split of its common stock. There was no change in the number of authorized common shares of the Company.

Private placement: In April 2008, the Company privately placed 7,268,692 common unregistered shares for aggregate net proceeds of $50,601 with various investors. The shares were sold for $7.00 per share, which represents a discount of 15.5 percent based on the closing share price of $8.28 on April 23, 2008. On July 3, 2008 the Company filed a registration statement on form F-3 to register those shares, which was declared effective on July 15, 2008.

Share Repurchase Program: During the fourth quarter of 2008, the Board of Directors authorized a share repurchase program up to $20 million for a share price of not more than $2.50 per share with a duration of one year.

Share repurchases started during the fourth quarter of 2008 and the transactions were open market based through the NASDAQ under Rule 10b-18 of the Exchange Act.

As at December 31, 2008, the Company has repurchased and cancelled an amount of 396,949 shares from the open market. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $727 respectively.

The Company continued its repurchase program until February 3, 2009. During the first two months of 2009 the Company repurchased an amount of 358,601 shares from the open market. As a result, the Company's common stock and additional paid-in capital were reduced by $4 and $728 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

14.      Common Stock and Additional Paid-In Capital – (continued):

All the outstanding shares that have been repurchased under this program are held initially as treasury stock and are subsequently cancelled. Consequently, the outstanding amount of 358,601 shares was cancelled effective as of February 25, 2009.

Issuance of common stock: On July 1, 2009, the Company entered into a standby equity distribution agreement (the "SEDA") with YA Global Master SPV Ltd.

Under the SEDA the Company issued an amount of 2,230,000 shares of common stock. As a result, the Company's common stock and additional paid-in capital were increased by $22 and $2,520, respectively as of December 31, 2009, net of issuance costs. The total net proceeds, after commissions, amounted to $2,936.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.       Stock Incentive Plan:

Starting on July 1, 2005 and on various grant dates (the "grant dates") thereafter, as outlined below, the Company granted shares pursuant to the Company's 2005 Stock Incentive Plan as from time to time amended ("the Plan"), which was adopted in April 2005 to provide certain key persons (the "Participants"), on whose initiatives and efforts the successful conduct of the Company's business depends, and who are responsible for the management, growth and protection of the Company's business, with incentives to: (a) enter into and remain in the service of the Company, a Company's subsidiary, or Company's joint venture, (b) acquire a proprietary interest in the success of the Company, (c) maximize their performance, and (d) enhance the long-term performance of the Company (whether directly or indirectly) through enhancing the long-term performance of a Company subsidiary or Company joint venture. The granted shares have no exercise price and constitute a bonus in nature.

In the case where restricted shares were granted, there were signed "Restricted Stock Agreements" between the Company and the Participants on the respective grant dates. Under these agreements, the Participants have the right to receive dividends and the right to vote the shares, subject to the following restrictions:

i.
Grants to Company's CEO. The Company's CEO shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares other than to a company, which is wholly owned by the Company's CEO. The restrictions lapse on the earlier of (i) the time specified in the relevant Restricted Stock Agreement or (ii) the termination of the Company's CEO employment with the Company for any reason. As the shares granted to the Company's CEO do not contain any future service vesting conditions, all such shares are considered vested shares on the grant date.

ii.
Grants to Other Participants. The Participants (officers, independent and executive members of the Board, Company's employees and consultants) shall not sell, assign, exchange, transfer, pledge, hypothecate or otherwise dispose of or encumber any of the shares. The restrictions lapse on the time specified in the relevant Restricted Stock Agreement conditioned upon the Participant's continued employment with the Company from the date of the agreement until the date the restrictions lapse (the "vesting period").

In the event the Participant's employment with the Company terminates for any reason before the end of the vesting period, that Participant shall forfeit all rights to all Shares that have not yet vested as of such date of termination. Dividends earned during the vesting period will not be returned to the Company, even if the unvested shares are ultimately forfeited. As these Shares granted to other than the CEO Participants contain a time-based service vesting condition, such shares are considered non-vested shares on the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.      Stock Incentive Plan – (continued):

The following table presents grants pursuant to the Plan's issuance from 2007 onwards:

Grant Date	Number of Shares	Issued to	Vesting Period (according to the way stock based compensation is expensed)
July 11, 2007	213,333	113,333 to 6 Directors and 100,000 to 2 Officers and Employees	proportionately over a period of 4 years
January 22, 2008	197,560	2 Officers and Employees	proportionately over a period of 4 years
July 1, 2008	500,000	CEO	on the grant date
September 2, 2008	2,666	Officer	proportionately over a period of 6 months
September 2, 2008	2,666	Officer	proportionately over a period of 6 months
September 2, 2008	10,000	Employee	proportionately over a period of 3 years
September 2, 2008	375,000	Non-Executive Directors	proportionately over a period of 5 years
September 4, 2008	1,472,438	CEO	In the event of change of control
October 21, 2009	30,326	Officer	on the grant date
December 21, 2009	300,000	New Non-Executive Directors	proportionately over a period of 5 years
December 21, 2009	500,000	CEO	on the grant date
December 21, 2009	300,000	CFO	100,000 will vest immediately and the rest proportionately over a period of 2 years
October 29, 2010	58,824	Officer	on the grant date
October 29, 2010	249,990	Officer	15 equal monthly installments (1st vesting on the grant date)
October 29, 2010	499,995	Officer	15 equal monthly installments (1st vesting on the grant date)
December 2, 2010	500,000	CEO	on the grant date

All share amounts have been adjusted for the 1:3 reverse stock split effected on March 20, 2008.

A summary of the status of the Company's non-vested shares as of December 31, 2010 and movement during the year ended December 31, 2010, is presented below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

15.      Stock Incentive Plan – (continued):

Non-vested Shares		Weighted average grant date fair value
As of January 1, 2010	2,241,109	$4.85
Granted	1,308,809	0.74
Vested	(931,974)	1.85
Forfeited	(2,832)	12.45
As of December 31, 2010	2,615,112	$3.85

The compensation expense recognized in the years ended December 31, 2008, 2009 and 2010 was $5,116, $3,467 and $2,024 and is included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2010, the total unrecognized compensation cost related to non-vested share awards is $1,722, which is expected to be recognized by December 31, 2014.

The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 was $3,770, $1,115 and $807 respectively.

The Company estimates the future forfeitures of non-vested shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

No dividends were paid in the years ended December 31, 2008, 2009 and 2010.

16.       Earnings (loss) Per Common Share:

All shares issued (including non-vested shares issued under the Plan) are the Company's common stock and have equal rights to vote and participate in dividends and in undistributed earnings. Non-vested shares do not have a contractual obligation to share in the losses. Dividends declared during the period for non-vested common stock as well as undistributed earnings allocated to non-vested stock are deducted from net income / (loss) attributable to common shareholders for the purpose of the computation of basic earnings per share in accordance with two-class method as required by relevant guidance. The denominator of the basic earnings per common share excludes any non-vested shares as such are not considered outstanding until the time-based vesting restriction has elapsed.

On January 1, 2009, the Company adopted the requirements of the guidance related to Earnings per share, which clarifies that non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing earnings per share. This standard was applied retroactively to all periods presented. Non-vested, participating shares did not impact basic and diluted loss per share for the periods ended December 31, 2009 due to losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

16.      Earnings (loss) Per Common Share – (continued):

However, the adoption resulted in a decrease of $0.04 in the basic and diluted earnings per share for the year ended December 31, 2008 once retroactively adjusted in 2009.

For purposes of calculating diluted earnings per share the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding, with the exception of the 1,472,438 shares, granted to the Company's CEO, which will vest in  the event of change of control. Consequently, those shares are excluded from the remaining non-vested shares.

The components of the calculation of basic and diluted earnings per share for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31,
	2008	2009	2010
Net (loss) income	$25,639	$(50,196)	$2,513
Less: Undistributed earnings allocated to non-vested shares	$(912)	$-	$(177)
Net (loss) income available to common shareholders	$24,727	$(50,196)	$2,336
Weighted average common shares outstanding, basic	25,445,031	28,230,585	30,752,779
Weighted average common shares outstanding, diluted	25,445,031	28,230,585	30,777,413
(Loss) income per common share, basic and diluted	$0.97	$(1.78)	$0.08

For the years ended December 31 2008, 2009 and 2010, 2,077,264, 2,241,109 and 2,615,112 shares respectively, which constitute the number of non-vested shares as at the end of each year, were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

17.       Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are as follows:

Voyage Expenses	Year Ended December 31,
	2008	2009	2010
Port charges	5,377	24	(59)
Bunkers	23,877	(12)	700
Commissions	9,402	3,360	1,827
Total	38,656	3,372	2,468

Vessel Operating Expenses	Year Ended December 31,
	2008	2009	2010
Crew wages and related costs	26,673	11,439	6,624
Insurance	7,210	3,021	2,087
Repairs and maintenance	19,791	4,323	1,219
Spares and consumable stores	13,294	4,832	2,862
Taxes (Note 19)	146	124	61
Total	67,114	23,739	12,853

18.       Interest and Finance Costs:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

Interest and Finance Costs	Year Ended December 31,
	2008	2009	2010
Interest on debt (Note 12)	22,143	12,470	11,241
Less: Capitalized interest (Note 9)	(3,873)	(1,461)	-
Interest on capital leases	1,219	-	-
Commitment fees	392	153	-
Bank charges	752	382	124
Amortization and write-off of financing fees	5,131	2,425	1,947
Amortization of debt discount	-	-	1,464
Total	25,764	13,969	14,776

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

19.       Income Taxes:

Marshall Islands, Cyprus and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cyprus and Liberia, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in vessels' operating expenses in the accompanying consolidated statements of operations.

Pursuant to the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

19.       Income Taxes – (continued):

Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing more than 50 percent of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

The Marshall Islands, Cyprus and Liberia, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that for periods prior to its initial public offering in July 2004, it satisfied the 50% Ownership Test. The Company also believes that for periods subsequent to its initial public offering, it satisfies the Publicly-Traded Test on the basis that more than 50% of the value of its stock is primarily and regularly traded on the Nasdaq National Market and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income.

20.     Financial Instruments:

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of loans, accounts payable due to suppliers, interest rate swap agreements and an interest rate derivative product.

a)
Interest rate risk: The Company is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding under its loan agreements on which it pays interest based on LIBOR, or cost of funds for certain banks, plus a margin. In order to manage part or whole of its exposure to changes in interest rates due to this floating rate indebtedness, the Company might enter into interest rate swap agreements.

b)	Concentration of Credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable.

The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which it places its temporary cash investments. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20.      Financial Instruments – (continued):

c)
Fair value: The carrying values of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The Company considers its creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method   taking into account current and future interest rates and the creditworthiness of both the financial instrument counterparty and the Company.

The estimated fair values of the Company's derivatives, seen below, equal carrying values.

	Notional Amount	Start Date	End Date	Interest Rate Payable	Fair Value-Liability
SWAP	December 31, 2010				December 31, 2009	December 31, 2010

1	$8,654	December 12, 2008	January 31, 2011	4.80%	$(444)	$(53)
2	$8,654	December 12, 2008	January 31, 2011	4.80%	$(444)	$(53)
3	$8,654	December 12, 2008	January 31, 2011	4.80%	$(444)	$(53)
4	$10,000	September 30, 2006	June 28, 2013	4.23%	$(907)	$(828)
5	$10,000	September 30, 2006	June 28, 2013	4.11%	$(869)	$(799)
6	$10,000	July 3, 2006	June 30, 2013	4.76%	$(1,090)	$(1,072)
7	$10,332	March 27, 2008	March 27, 2013	4.60%	$(620)	$(725)
8	$6,153	March 27, 2008	March 27, 2013	4.60%	$(320)	$(415)
9	$20,000	May 15, 2008	June 30, 2015	10.85%	$(5,975)	$(4,950)
10	$11,599	July 15, 2008	February 2, 2015	5.55%	$(1,316)	$(1,966)
11	$14,356	June 28, 2010	December 24, 2014	4.73%	$(921)	$(1,528)
12	$30,586	March 19, 2009	March 16, 2012	2.095%	$(453)	$(496)
					$13,083	$(12,938)

SWAPS Nr 1, 2 and 3 expired in January 31, 2011.

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20.      Financial Instruments – (continued):

ranges in current LIBOR rates. As of December 31, 2010, the Company's outstanding interest rate swaps had a combined notional amount of $148,988.

The Company follows the accounting guidance for Fair Value Measurements and Disclosures. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

The Company pays a fixed rate and receives a variable rate for its interest rate swaps. The variable rate is based on the LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of those derivatives determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

As of December 31, 2010, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in the Company's consolidated financial statements.

The following table summarizes the valuation of our financial instruments as of December 31, 2010:

		Fair Value Measurement at Reporting Date Using Quoted Prices in
	Total	Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Interest rate swaps	$12,938	-	$12,938	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20.     Financial Instruments – (continued):

The following table summarizes the valuation of the Company's assets measured at fair value on a non-recurring basis as of December, 31, 2009:

Items Measured at Fair Value on a Nonrecurring Basis
Fair Value Measurements
		Quoted prices	Significant other
		in active markets	observable	Unobservable
	December 31, 2009	for identical assets	inputs	Inputs	Gains/
Non – Recurring Measurements:		Level 1	Level 2	Level 3	(Losses)
Long-lived assets held and used	$38,000		$38,000		$36,638

In accordance with the provisions of relevant guidance, long-lived assets held and used with a carrying amount of  $74,638 were written down to their fair value of $38,000, resulting in an impairment charge of $36,638, which was included in the accompanying consolidated statement of operations for December 31, 2009 (Note 10).

The fair value of the impaired vessels was determined based on a market approach, which consisted of quotations from well respected brokers regarding vessels with similar characteristics as compared to our vessels. As a result, the Company has classified long-lived assets held and used as Level 2.

The impairment tests the Company conducted as of December 31, 2010, showed that there are no impairment indications, since the carrying amounts of our long-lived assets are recoverable from their undiscounted cash flows. Hence, the Company is not required to write down any long-lived assets to their fair values.

The Company's interest rate swaps did not qualify for hedge accounting. The Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized gain or loss during the period in "Gain / (loss) on financial instruments" in its consolidated statement of operations as well as presents the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the consolidated balance sheets and derivative losses in the consolidated statements of operations are presented below:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2010
(Expressed in thousands of United States Dollars – except share and per share data, unless otherwise stated)

20. Financial Instruments – (continued):

	Liability Derivatives
	December 31, 2009		December 31, 2010
Derivatives not designated as hedging instruments
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest rate swaps	Current liabilities – Current portion of financial instruments	$13,803	Current liabilities – Current portion of financial instruments	$12,938
Total Derivatives not designated as hedging instruments		$13,803		$12,938

		Amount of (Loss) or Gain Recognized in Statement of Operations

Derivative Instruments not designated as hedging instruments	Location of (Loss) or Gain recognized in Income on Derivative	December 31, 2008	December 31, 2009	December 31, 2010
Interest rate swaps	(Loss) / gain on financial instruments	$16,326	$(2,635)	$(865)
Interest rate derivative product	(Loss) / gain on financial instruments	$(5,676)	-
Total (Loss) / Gain on Derivatives		$10,650	$(2,635)	$(865)

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Balance Sheets
December 31, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2009	2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents		-
Due from subsidiaries	330,109	294,634
Due from related parties-central	-	(1,313)
Other current assets	248	341
Total current assets	330,357	293,662
NON CURRENT ASSETS
Investments in subsidiaries	328,826	314,766
Restricted cash	473	421
Other non-current assets	99	239
Total non-current assets	329,398	315,426
Total assets	659,755	609,088

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of debt	53,351	28,125
Due to subsidiaries	354,121	321,591
Current portion of financial instruments	2,866	2,699
Other current liabilities	2,166	1,191
Total current liabilities	412,504	353,606

NON CURRENT LIABILITIES
Other non-current liabilities	55	-
Total non-current liabilities	55	0

STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	-	-
Common stock $0.01 par value; 1,000,000,000 shares authorized
32,894,696 and 34,200,673 shares issued and outstanding at December 31, 2009 and 2010	311	322
Additional paid-in capital	276,305	282,118
Accumulated other comprehensive income	88	37
Accumulated deficit	(29,508)	(26,995)
Total stockholders' equity	247,196	255,482
Total liabilities and stockholders' equity	659,755	609,088

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Operations
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	December 31,
	2008	2009	2010
EXPENSES
General and administrative expenses	14,365	12,910	11,591
Foreign currency gains, net	(96)	(17)	(49)
Operating loss	(14,269)	(12,893)	(11,542)
OTHER (EXPENSES) / INCOME
Interest and finance costs	(6,896)	(2,457)	(3,301)
Loss / (gain) on financial instruments	(3,701)	1,439	(1,058)
Interest income	1,252	148	1
Other, net	-	46	-
Total Other (expenses), net	(9,345)	(824)	(4,358)
Equity in earnings / (loss) of subsidiaries	49,253	(36,479)	18,413
Net Income / (loss)	25,639	(50,196)	2,513

Earnings / (loss) per common share, basic and diluted	0.97	(1.78)	0.08

Weighted average common shares outstanding, basic	25,445,031	28,230,585	30,752,779

Weighted average common shares outstanding, diluted	25,445,031	28,230,585	30,777,413

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
Statements of Cash Flows
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars)

	December 31,
	2008	2009	2010
Net cash (used in) / provided by Operating Activities	(77,474)	(11,006)	3,921

Cash flows from Investing Activities
Return of investment from subsidiaries	243,531	-	19,473
Investment in subsidiaries	(64,213)	(32,181)
Decrease in Restricted cash	10,000	4,608	52
Acquisition of fixed assets	(112)	-	(177)
Net cash provided by / (used in) Investing Activities	189,206	(27,573)	19,348
Cash flows from Financing Activities
Proceeds from debt	30,000	2,886	-
Proceeds from convertible debt			4,000
Principal payments of debt	(164,994)	(10,149)	(26,747)
Issuance of common stock, net of issuance costs	50,601	2,569	27
Repurchase and cancellation of common stock	(733)	(732)	-
Financial instrument termination payments	-	(5,000)
Payment of financing costs	-	(149)	(708)
Net cash (used in) Financing Activities	(85,126)	(10,575)	(23,428)
Effect of exchange rate changes on cash			159
Net increase / (decrease) in cash and cash equivalents	26,606	(49,154)	(159)
Cash and cash equivalents at beginning of year	22,548	49,154	0
Cash and cash equivalents at end of year	49,154	0	0

Schedule I- Condensed Financial Information of Top Ships Inc. (Parent Company Only)
(Figures in thousands of U.S. Dollars)

In the condensed financial information of the Parent Company, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries less equity in undistributed loss of subsidiaries, distributions from subsidiaries as return on investment and return of investment.

The Parent Company's subsidiaries made the following distributions to the Parent Company during the years ended December 31, 2008, 2009 and 2010:

Return on Investment	96,774	1,549	5,992
Return of Investment	243,531		19,473
Total Return from subsidiaries	340,305	1,549	25,465

The Parent Company is a borrower under the RBS, the Laurasia and the Santa Lucia facilities and guarantor under the remaining loans outstanding at December 31, 2010. Refer to Note 12 to the consolidated financial statements.

The principal payments required to be made after December 31, 2010 for these are as follows:

Year ending December 31, 2011	28,579
Less financing fees	(454)
28,125

The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $151,571 and $167,461 as of December 31, 2009 and 2010, respectively.

The condensed financial information of the Parent Company should be read in conjunction with the Company's consolidated financial statements.

TOP SHIPS, INC.

$100,000,000 of shares of Common Stock

PROSPECTUS

Rodman & Renshaw, LLC

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

The By-Laws of the Registrant provide that any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Registrant upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the Business Corporation Act of the Republic of The Marshall Islands, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

Section 60 of the BCA provides as follows:

Indemnification of directors and officers:

(1)
Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

(2)
Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)
When director or officer successful. To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)
Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)
Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)
Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)
Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.	Recent Sales of Unregistered Securities.

Not applicable.

Item 8.	Exhibits and Financial Statement Schedules

Exhibit Number	Description

1.1	Underwriting Agreement *

3.1	Second Amended and Restated Articles of Incorporation Top Ships Inc. (1)

3.2	Amended and Restated By-laws of Top Ships Inc. as adopted on February 28, 2007 (2)

4.1	Form of Share Certificate (3)

4.2	Stockholders Rights Agreement dated as of August 19, 2005, between the Company and Computershare Investor Services, LLC, as Rights Agent (4)

5.1	Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to the Company *

8.1	Opinion of Seward & Kissel LLP, with respect to certain tax matters *

10.1	TOP Ships Inc. Amended and Restated 2005 Stock Incentive Plan (5)

10.2	Credit Facility between the Company and the Royal Bank of Scotland dated November 1, 2005 (5)

10.3	Supplement to Credit Facility between the Company and the Royal Bank of Scotland dated December 21, 2006 (6)

10.4	Stockholders Rights Agreement dated as of August 19, 2005, between the Company and Computershare Investor Services, LLC, as Rights Agent (see exhibit 4.2 above)

10.5	Credit Facility between Jeke Shipping Company Limited, Noir R Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated November 8, 2007 (3)

10.6	Secured Loan Agreement between Japan III Shipping Company Limited and Alpha Bank A.E, dated December 17, 2007 (3)

10.7
Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (3)

10.8	Loan Agreement between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated March 5, 2008 (3)

10.9	Supplemental Agreement, dated March 26, 2008 to Facilities Agreement between TOP SHIPS INC. and the Royal Bank of Scotland plc, dated November 1, 2005 (3)

10.10	Loan Agreement between Japan II Shipping Company Limited, TOP SHIPS INC., DVB Bank AG and DVB Bank America N.V., dated April 24, 2008 (3)

10.11	Secured Loan Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated August 18, 2008 (3)

10.12	First Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated February 23, 2009, to Secured Loan Agreement dated August 18, 2008 (3)

10.13	Second Supplemental Agreement between Lichtenstein Shipping Company, Japan III Shipping Company Limited and Alpha Bank A.E., dated April 3, 2009, to Secured Loan Agreement dated August 18, 2008 (3)

10.14	Credit Facility between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated October 1, 2008 (3)

10.15	Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 (3)

10.16	Amendment Letter between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V. dated July 31, 2009, to Loan Agreement dated October 6, 2008 (1)

10.17	Fourth Supplemental Agreement between The Royal Bank of Scotland plc and TOP Ships Inc. dated July 30, 2009, to Facilities Agreement dated November 1, 2005 (1)

10.18
Second Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated May 21, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (1)

10.19
Third Supplemental Agreement between Japan III Shipping Company Limited, Lichtenstein Shipping Company Limited and Alpha Bank A.E., dated November 25, 2009, to Secured Loan Facility Agreement dated December 17, 2007 (1)

10.20	Third Supplemental Agreement between Lichtenstein Shipping Company Limited and Alpha Bank A.E, dated November 25, 2009, to Secured Loan Agreement dated August 18, 2008 (1)

10.21	First Supplemental Agreement, between Emporiki Bank of Greece S.A. and Japan I Shipping Company Limited, dated August 5, 2009, to Loan Agreement dated March 5, 2008 (1)

10.22	Amendment No. 1 between Jeke Shipping Company Limited, Noir Shipping S.A., Amalfi Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated November 8, 2007 (1)

10.23
Amendment No. 1 between Warhol Shipping Company Limited, Indiana R Shipping Company Limited, Britto Shipping Company Limited and HSH Nordbank AG, dated May 11, 2009, to Credit Facility dated October 1, 2008 (1)

10.24	Loan Agreement between Top Ships Inc. and Cape Manuel Shipping Company Limited, dated July 27, 2009 (1)

10.25
Amended and Restated Loan Agreement between Japan II Shipping Company Limited, TOP Ships Inc., Banksy Shipping Company Limited, Hongbo Shipping Company Limited, DVB Bank SE and DVB Bank N.V., dated December 1, 2010, to Loan Agreement dated April 24, 2008 (7)

10.26
Amendment and Restatement Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited, Top Ships Inc. and DVB Bank America N.V., dated December 1, 2010, to Loan Agreement dated October 6, 2008, as amended by a letter dated April 26, 2011 (7)

10.27
Loan Agreement between Banksy Shipping Company Limited, Hongbo Shipping Company Limited and DVB Bank America N.V., dated October 6, 2008 as amended and restated by an amendment and restatement agreement dated December 1, 2010 and as further amended by a letter dated April 26 2011

10.28	Second Supplemental Agreement between Emporiki Bank of Greece S.A., Japan I Shipping Company Limited and Top Ships Inc., dated July 15, 2010, to Loan Agreement dated March 5, 2008 (7)

10.29	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated August 6, 2010 (7)

10.30	Supplemental Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011, to Loan Agreement dated August 6, 2010 (7)

10.31	Loan Agreement between Top Ships Inc. and Laurasia Trading Ltd., dated February 15, 2011 (7)

10.32	Loan Agreement between TOP Ships Inc., and Santa Lucia Holdings Limited, dated August 16, 2010 (7)

10.33
Amendment Letter between Banksy Shipping Company Limited, Hongbo Shipping Company Limited, Top Ships Inc. and DVB Bank America N.V., dated April 26, 2011, to Loan Agreement dated October 6, 2008 and to Amendment and Restatement Agreement dated December 1, 2010

10.34	Form of bareboat commercial management agreement with Central Mare Inc. (Hongbo) (7)

10.35	Form of non-bareboat commercial management and technical management agreement with Central Mare Inc. (Amalfi) (7)

10.36	Form of technical management agreement with TMS Shipping Ltd. (Delos) (7)

10.37	Form of commercial management agreement with Central Mare Inc. (Delos) (7)

23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)*

23.2	Consent of Deloitte Hadjipavlou, Sofianos & Cambanis S.A.

23.3	Consent of Drewry

24.1	Power of Attorney (contained in signature page)

________________________________

*           To be filed.

(1)	Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 18, 2010.

(2)	Filed as an exhibit to the Company's Form 6-K filed with the SEC on March 9, 2007.

(3)	Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on June 29, 2009.

(4)	Filed as exhibit 4.1 to the Company's Registration Statement on Form 8-A12G, Registration No. 333-50859 filed with the SEC on August 19, 2005.

(5)	Incorporated by reference to the Company's Annual Report on Form 20-F, filed on April 13, 2006.

(6)	Incorporated by reference from the Company's Annual Report on Form 20-F, filed on April 20, 2007.

(7)	Filed as an exhibit to the Company's Annual Report on Form 20-F, filed on April 12, 2011.

Item 9.	Undertakings

The undersigned registrant hereby undertakes that:

(9)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(10)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(11)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Country of Greece, on May 6, 2011.

TOP SHIPS INC.
By:	/s/ EVANGELOS J. PISTIOLIS Name: EVANGELOS J. PISTIOLIS Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Evangelos J. Pistiolis, Alexandros Tsirikos, Gary J. Wolfe and Robert Lustrin his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended,, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on May 6, 2011 in the capacities indicated.

Signature	Title

/s/ Vangelis G. Ikonomou Vangelis G. Ikonomou	Director, Executive Vice President and Chairman of the Board

/s/ Evangelos J. Pistiolis Evangelos J. Pistiolis	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ Alexandros Tsirikos Alexandros Tsirikos	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Michael G. Docherty Michael G. Docherty	Director

/s/ Roy Gibbs Roy Gibbs	Director

/s/ Marios Hamboullas Marios Hamboullas	Director

/s/ Yiannakis C. Economou Yiannakis C. Economou	Director

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of the aforementioned Registrant, has signed this registration statement in the City of Newark, State of Delaware, on May 6, 2011.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

SK 23116 0007 1190064 v4